As filed with the Securities and Exchange Commission on July 29, 2024
1933 Act Registration File No. 333-274697
1940 Act File No. 811-23902

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-2

☑ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐ PRE-EFFECTIVE AMENDMENT NO. __
☑ POST-EFFECTIVE AMENDMENT NO. 1

☑ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☑ AMENDMENT NO. 2

NIAGARA INCOME OPPORTUNITIES FUND
Principal Executive Offices
3550 Lenox Road NE
Suite 2550
Atlanta, GA 30326
(770) 350-8700

Agent for Service
The Corporation Trust Company
Corporation Trust Center
1209 Orange St.
Wilmington, DE 19801

Copies of information to:

JoAnn Strasser, Esq. Thompson Hine LLP 41 South High Street, Suite 1700 Columbus, Ohio 43215 (614) 469-3200

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐    Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☑    Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 ("Securities Act"), other than securities offered in connection with a dividend reinvestment plan.

☐    Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐    Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐    Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐    when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☐    immediately upon filing pursuant to paragraph (b)

☑    on August 1, 2024 pursuant to paragraph (b)

☐    60 days after filing pursuant to paragraph (a)

☐    on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐    This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐    This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: __.

☐    This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:        .

☐    This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:              .

Check each box that appropriately characterizes the Registrant:

☑    Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 ("Investment Company Act")).

☐    Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☑    Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐    A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐    Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐    Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 ("Exchange Act").

☐    If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐    New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Filed Pursuant to Rule 486(b)
File No. 333-274697

PROSPECTUS
NIAGARA INCOME OPPORTUNITIES FUND
(NAGRX)
Shares of Beneficial Interest
August 1, 2024

Niagara Income Opportunities Fund (the "Fund") is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund's shares, including a Statement of Additional Information ("SAI") dated August 1, 2024, has been filed with the Securities and Exchange Commission ("SEC"). The table of contents of the SAI appears on page 42 of this prospectus. The SAI is available upon request and without charge by writing the Fund at Niagara Income Opportunities Fund c/o U.S. Bank Global Fund Services, P.O. Box 701 Milwaukee, WI 53201-0701 or for overnight deliveries c/o U.S. Bank Global Fund Services, 615 East Michigan Street, 3rd Floor, Milwaukee, WI 53202.  You may also request a free copy of the Fund's SAI, annual and semiannual reports when available, and other information about the Fund or make shareholder inquiries by calling the Fund's transfer agent at 1-800-632-4027, writing the Fund's transfer agent at Niagara Income Opportunities Fund, c/o U.S. Bank Global Fund Services, P.O. Box 701 Milwaukee, WI 53201-0701 or for overnight deliveries c/o U.S. Bank Global Fund Services, 615 East Michigan Street, 3rd Floor, Milwaukee, WI 53202 or by visiting www.LSfunds.com/NAGRX.  The SAI, which is incorporated by reference into (legally made a part of) this prospectus, is also available on the SEC's website at http://www.sec.gov. The address of the SEC's website is provided solely for the information of prospective shareholders and is not intended to be an active link.
Investment Objective. The investment objective of the Fund is current income.

Securities Offered.  The Fund engages in a continuous offering of shares of beneficial interest of the Fund.  The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares.  The Fund is offering to sell, through its principal underwriter, Foreside Fund Services, LLC (the "Distributor"), a wholly owned subsidiary of Foreside Financial Group, LLC (dba ACA Group), under the terms of this prospectus, unlimited shares of beneficial interest, at the net asset value ("NAV") per share.  The initial NAV per share is $10.00.  The Fund is not subject to sales charges.  The minimum initial investment by a shareholder is $1,000 and $100 for subsequent investments.  The Fund is offering to sell its shares, on a continuous basis, through the Distributor.  The Distributor is not required to sell any specific number or dollar amount of the Fund's shares but will use commercially reasonable efforts to sell the shares. Monies received will be invested promptly and no arrangements have been made to place such funds in an escrow, trust or similar account.  Assets that cannot be invested promptly in accordance with the Fund's principal investment strategy will be invested in cash or cash equivalents.  During the continuous offering, shares of the Fund will be sold at the next determined NAV.  See "Plan of Distribution."

Price to Public	Current NAV
Maximum Sales Load	None
Proceeds to Registrant	Current NAV

Interval Fund. The Fund conducts quarterly repurchase offers at NAV, of no less than 5% of its outstanding shares. Shareholders will be notified of each quarterly repurchase offer and the date the repurchase offer ends ("Repurchase Request Deadline"). The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Shares will be repurchased at the NAV per share determined as of the close of regular trading on the New York Stock Exchange (the "NYSE") no later than the 14th day after the Repurchase Request Deadline ("Repurchase Pricing Date"). Payment pursuant to the repurchase will be made to the shareholder no more than seven days after the Repurchase Pricing Date. The Fund's most recent repurchase took place between May 31, 2024, and June 21, 2024. For a discussion of the Fund's repurchase policies, please refer to "Quarterly Repurchases of Shares" on page 32 of this prospectus.

Use of Leverage. The Fund may employ leverage, including borrowing from banks, in an amount of up to 33 1/3% of the Fund's assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. For a discussion of the risks associated with the leveraged capital structure, please refer to "Risk Factors – Leverage Risk" on page 18 of this prospectus.

Distributions.  The amount of distributions that the Fund may pay, if any, is uncertain. The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to its performance, such as from offering proceeds, borrowings and other amounts that are subject to repayment.

•    The Fund's distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses.

•    A return of capital to shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result of such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of shares, even if such shares are sold at a loss relative to the shareholder's original investment.

Certain Risks. Investing in the Fund's shares involves risks, including the following:

•    Shares of the Fund are not listed on any securities exchange, which makes them inherently illiquid.
•    There is no secondary market for the Fund's shares, and it is not anticipated that a secondary market will develop.
•    Shares of the Fund are not redeemable. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified time frame.
•    Although the Fund will offer to repurchase at least 5% of outstanding shares on a quarterly basis in accordance with the Fund's repurchase policy, the Fund will not be required to repurchase shares at a shareholder's option nor will shares be exchangeable for units, interests or shares of any security.
•    The Fund is not required to extend, and shareholders should not expect the Fund's Board of Trustees to authorize, repurchase offers in excess of 5% of outstanding shares.
•    Regardless of how the Fund performs, an investor may not be able to sell or otherwise liquidate his, her or its shares whenever such investor would prefer and, except to the extent permitted under the quarterly repurchase offer, will be unable to reduce the shareholder's exposure on any market downturn.
•    The Fund may invest a portion of its assets in securities that have speculative characteristics, e.g., lower-rated or unrated debt commonly referred to as "high yield bonds" or "junk bonds."  See "Risk Factors – Below Investment Grade Instruments Risk" beginning on page 14 of this prospectus.

See "Risk Factors" beginning on page 14 of this prospectus.

Investment Adviser
Liquid Strategies, LLC
(the "Adviser")

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading "Risk Factors" in this prospectus.

The Fund.  Niagara Income Opportunities Fund is a continuously offered, non-diversified, closed-end management investment company. See "The Fund."  The Fund is an interval fund that will offer to make quarterly repurchases of its shares at NAV.  See "Quarterly Repurchases of Shares." The Fund offers one class of shares.

Investment Objective, Policies and Strategies.

The investment objective of the Fund is current income.

Investment Policies and Strategies
The Fund seeks to achieve its investment objective through direct and indirect investment of the majority of its assets in income-generating investments of domestic issuers.  These investments may be publicly-traded or privately-offered, and typically make interest, dividend, or other periodic payments, distributions, and/or accruals; in addition to offering potential capital appreciation to investors.  The Fund defines income-generating investments to include notes, bonds, debentures, loans, loan participations, dividend-paying preferred and common shares and funds that invest in the preceding.

The Fund invests without restriction as to an instrument's maturity, structure, seniority, interest rate formula; and without restriction as to issuer entity type, capitalization, or credit quality.  Lower credit quality debt instruments, such as high yield bonds, are commonly referred to as "high yield" bonds or "junk" bonds.  The Fund defines high yield and junk bonds as those rated lower than Baa3 by Moody's Investors Service, Inc. ("Moody's") or lower than BBB- by Standard and Poor's Rating Group ("S&P"), or, if unrated, determined by the Adviser to be of similar credit quality.
However, the Fund anticipates investing primarily in securities of:
•    Small business entities
•    Middle market business entities
•    Individuals
•    Specialty finance companies
•    Publicly-offered income-generating funds
•Privately-offered income-generating funds

Adviser's Investment Strategy.
The Adviser seeks to achieve the Fund's investment objective by allocation among these asset categories.  The Adviser believes asset categories may offer a different mix of liquidity, yield, credit risk, and correlation to the broader debt and equity markets.  Within each asset category, the Adviser assesses yield, default risk and expected volatility to construct a portfolio it believes will most effectively support the Fund's investment objective.  The Adviser also considers expected correlation of asset class returns when constructing the Fund's portfolio.  In addition to considering the expected performance of an asset class held by a public fund or private fund, the Adviser evaluates management experience, historical performance and operational expenses.  The Adviser sells a security to adjust average portfolio maturity, when default risk increases, or when a more attractive replacement is identified.

Private Debt
The Adviser, through its industry relationships, seek to provide the Fund with access to proprietary deal flow.  The Fund believes that the Adviser's networks and deal generation strategies create opportunities to deploy capital across a broad range of transactions that have attractive investment characteristics.  The Adviser also seeks to build a portfolio of loans to small- to middle-market companies and specialty finance companies.  The Fund's debt investments may take the form of corporate loans or bonds, may be secured, unsecured, or subordinated.

Public Debt
The Adviser also seeks to invest in publicly-offered debt securities, most of which will carry a credit rating by a nationally recognized rating agency such as Moody's.  To supplement the credit rating, the Adviser examines issuer fundamental metrics, such as cash flow, leverage, operating margins, business risk in developing the Adviser's assessment of default risk.  Among debt of similar maturity and credit quality, the Adviser tends to select an instrument with the highest yield and potential total return.
Public Funds
The Fund defines public funds as mutual funds, exchange-traded funds ("ETFs"), and closed-end funds ("CEFs") including business development companies ("BDCs").  The Adviser invests in public funds as a substitute for assembling a large number of individual securities.  When evaluating public funds, the Adviser compares management tenure, historical return performance, expenses, and purity of exposure to an asset class.
Private Funds

The Adviser also seeks to invest in private funds that principally invest in and manage portfolios of debt instruments. The Adviser evaluates private funds based on the depth of resources of management, consistency of investment process, prior investment performance, expenses, and purity of exposure to an asset class.

Equity Securities
The Adviser may also invest in dividend-paying preferred and common shares that may be publicly-traded or privately-offered.  The Adviser selects securities that pay dividends at a level similar to debt instruments, yet offer what the Adviser believes to be significant potential for capital appreciation.

While the Adviser anticipates that, under normal market conditions, the Fund's portfolio will invest in each of the categories, the Fund does not have predetermined asset allocations to any of these categories. Depending on its evaluation of the markets, the Adviser may allocate the Fund's assets among any, all or none of these categories. There can be no assurance that the actual allocations will be effective in achieving the Fund's investment objective or delivering positive returns.
While the Fund is classified as a non-diversified fund under the terms of the Investment Company Act of 1940 (the “1940 Act”), the Adviser seeks to diversify the Fund's risk across asset classes and issuers.  In addition to diversifying into the investment strategies described above, the Fund also seeks to diversify by attempting to hold multiple positions within each strategy.  The Adviser may also seek to further diversify the portfolio by selecting securities from different regions and industries.  While the Adviser considers opportunities within all industries, the Adviser seeks to prioritize industries having, in its view, favorable characteristics from a lending perspective. The Adviser also seeks diversification by investing across various levels and qualities of the capital structure.

The Fund may employ leverage, including borrowing from banks, in an amount of up to 33 1/3% of the Fund's assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity.

Investment Adviser.  The Adviser, located at 3550 Lenox Road NE, Suite 2550, Atlanta, GA 30326, serves as the Fund's investment adviser. The Adviser serves ETFs as well as the Fund and is registered with the SEC under the Investment Advisers Act of 1940, as amended (the "Advisers Act") with approximately $843 million in discretionary assets under management as of May 31, 2024.
Management Fee.  Pursuant to an Investment Advisory Agreement between the Fund and the Adviser (the "Advisory Agreement"), and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a management fee (the "Management Fee") calculated at an annual rate of 1.65% of the Fund's average daily net assets. The Management Fee will be payable monthly in arrears.
See "Management of the Fund – Investment Adviser" for additional information concerning fees paid to the Adviser.

Expense Limitation Agreement. The Adviser and the Fund have entered into an expense limitation agreement (the "Expense Limitation Agreement") under which the Adviser has agreed to waive its management fees and to pay or absorb the ordinary operating expenses (including organizational and offering costs) of the Fund (excluding borrowing costs, dividends and interest on securities sold short, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund's ordinary annual operating expenses exceed 1.99% per annum of the Fund's average daily net assets.  The Expense Limitation Agreement will expire on July 31, 2025, and may not be terminated by the Adviser, but it may be terminated by the Fund's Board of Trustees (the "Board of Trustees" and each member a “Trustee”), upon written notice to the Adviser. The current limitation threshold reflects a reduction from the previous limitation of 2.05%.

Any waiver and reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived or made any payment, if the Fund is able to make the repayment (after the repayment amount is taken into consideration) without exceeding the lesser of the expense limitation in place at the time of the waiver and reimbursement or the current expense limitation and the repayment is approved by the Board of Trustees. See "Management of the Fund – Trustees and Officers."

Administrator. U.S. Bancorp Fund Services, LLC (doing business as U.S. Bank Global Fund Services) (the "Administrator") serves as the administrator for the Fund. See "Management of the Fund – Administrator."

Transfer Agent.  U.S. Bank Global Fund Services (the "Transfer Agent") serves as the transfer agent of the Fund. See "Management of the Fund – Transfer Agent."

Custodian. U.S. Bank, National Association (the "Custodian") serves as the Fund's custodian.  See "Management of the Fund – Custodian."

Closed-End Fund Structure. Closed-end funds differ from open-end management investment companies (commonly referred to as "mutual funds") in that closed-end funds do not typically redeem their shares at the option of a shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund's shares will not be listed on a stock exchange. Instead, the Fund will make quarterly repurchase offers to shareholders by offering to repurchase no less than 5% of the shares outstanding at NAV, which is discussed in more detail below. See "Quarterly Repurchases of Shares." An investment in the Fund is suitable only for investors who can bear the risks associated with the quarterly repurchase offer and should be viewed as a long-term investment. The Fund, similar to a mutual fund, is subject to continuous asset inflows, although not subject to continuous outflows.

Investor Eligibility.  An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. If a prospective investor intends to buy shares directly from the Fund, it must submit a completed Investor Application.

Repurchases of Shares. The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers at NAV of no less than 5% of the shares outstanding. There is no guarantee that a shareholder will be able to sell all of the shares he, she or it desires in a quarterly repurchase offer because shareholders, in total, may request the Fund to repurchase more than 5% of the Fund's shares. Liquidity will be provided to shareholders only through the Fund's quarterly repurchase offers. The Fund maintains liquid securities, cash and/or access to a bank line of credit in amounts sufficient to meet quarterly repurchase requests. See "Quarterly Repurchases of Shares."

Summary of Risks. Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund's shares. You assume these risks as a result of the Fund's direct investments, as well through its investments in pooled investment vehicles. See "Risk Factors."

•The Fund's shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares. Liquidity is provided to shareholders only through the Fund's quarterly repurchase offers for no less than 5% of the shares outstanding at NAV;
•Increases in interest rates generally will cause the Fund's fixed-rate debt securities to decline in price;
•The Fund's investments in various types of debt securities and instruments may be unsecured or unrated, are subject to the risk of non-payment, and may have speculative characteristics;
•"Below investment grade" instruments (commonly referred to as "high yield bonds" or "junk bonds") may be particularly susceptible to economic downturns, which could cause losses;
•    The Fund is a closed-end investment company;
•    The Fund has no history of operations for investors to evaluate;
•    An investment in the Fund involves the risk of possibly losing the entire principal amount invested in the Fund due to unpredictable market conditions;
•    The Fund may be materially affected by market, economic and political conditions globally;
•    Investments in debt securities with longer terms to maturity are subject to greater volatility than investments in shorter-term obligations;
•    Investments in subordinated debt have lower priority in right of payment to any higher-ranking obligations of a given borrower, and the cash flow and assets of the borrower may be insufficient to meet scheduled payments after giving effect to any higher-ranking obligations of the borrower;
•    The Fund's use of leverage, such as borrowing money to purchase securities, will cause the Fund to incur additional expenses and significantly magnify the Fund's losses in the event of underperformance of the Fund's investments;
•    The Fund is subject to financial market risks, including changes in interest rates. Because the Fund may use debt to finance investments, changes in interest rates may have a material adverse effect on the Fund's net investment income;
•    The Fund may invest in other funds, which are subject to their own strategy-specific risks such as default risk, leverage risk, derivatives risk and market risk. Fund shareholders will also bear two layers of fees and expenses in connection with investments in other funds. In addition, private funds are subject to illiquidity risk;

•    The Fund may invest in BDCs and Non-Traded BDCs, which are not redeemable at the option of the shareholder and they may trade in the market at a discount to their NAV.  In addition, Non-Traded BDCs are subject to significant expenses, and offering and organizational costs that reduce the value of an investor's (including the Fund's) investment;
•    The Fund may invest in CEFs, ETFs and mutual funds, which are subject to all of the risks of a direct investment in the underlying securities that the CEF, ETF or mutual fund holds;
•    Master Limited Partnerships ("MLPs") are subject to underlying assets risks, general partner conflict of interest risks, and pass-through tax status risks;
•    The Fund's NAV may be more volatile because it invests in medium- and small-capitalization companies, which have fewer capital resources and shorter operating histories relative to larger companies;
•    During periods of declining interest rates, borrowers or issuers may exercise their option to prepay principal earlier than scheduled;
•    The Fund may invest in illiquid and/or restricted securities that may be difficult to dispose of at a fair price when the Fund’s Adviser believes it is desirable to do so;
•    The Adviser depends on the efforts, skills, reputations and business contacts of its key personnel, and the loss of the services of any of them could have a material adverse effect on the Fund and could harm the Adviser's ability to manage the Fund;
•    The Adviser will experience conflicts of interest in connection with the management of the Fund relating to the allocation of the Adviser's and its investment professionals' time and resources between the Fund and other investment activities;
•Payment for quarterly repurchases of shares by the Fund may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover;
•    The valuation of securities or instruments that lack a central trading place (such as loans or fixed-income instruments) may carry greater risk than those that trade on an exchange;
•    The Adviser cannot be certain that due diligence investigations with respect to any investment opportunity for the Fund will reveal or highlight all relevant facts (including fraud) that may be necessary or helpful in evaluating such investment opportunity, or that its due diligence investigations will result in investments for the Fund being successful;
•    Disasters, instability abroad, and terrorist attacks in the United States and around the world may result in market volatility, may have long-term effects on the United States and worldwide financial markets and may cause further economic uncertainties in the United States and worldwide;
•    To qualify and remain eligible for the special tax treatment accorded to regulated investment companies ("RICs") and their shareholders under Subchapter M of the Internal Revenue Code (the “Code”), the Fund must meet certain source-of-income, asset diversification and annual distribution requirements, and failure to do so could result in the loss of RIC status.

U.S. Federal Income Tax Matters. The Fund intends to elect to be treated and to qualify each year for taxation as a RIC under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on RICs, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund generally anticipates meeting these distribution requirements. See "U.S. Federal Income Tax Matters."

Distribution Policy; Dividend Reinvestment Policy. The Fund's distribution policy is to make quarterly distributions of income to shareholders. Unless a shareholder elects otherwise, the shareholder's distributions will be reinvested in additional shares of the Fund under the Fund's dividend reinvestment policy. Shareholders who elect not to participate in the Fund's dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See "Dividend Reinvestment Policy."

FUND EXPENSES

Annual Expenses (as a percentage of net assets attributable to shares)
Management Fee	1.65%
Other Expenses(1)
Shareholder Service Fees	0.24%
Remaining Other Expenses	0.41%
Acquired Fund Fees and Expenses(2)	0.62%
Total Annual Expenses(3)	2.92%
Fee Waiver and Expense Reimbursement(4)	-0.31%
Total Annual Expenses (after fee waiver and expense reimbursement)	2.61%

(1)    Other expenses are based on estimated amounts for the current fiscal year. Other expenses include shareholder service fees, accounting, legal and auditing fees of the Fund, compliance services expenses and fees payable to the Trustees who do not also serve in an executive officer capacity for the Fund or the Adviser.
(2)    Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights, because the financial statements, include only the direct operating expenses incurred by the Fund. Acquired fund fees and expenses are based on estimated amounts for the current fiscal year.
(3)    As the Fund did not have a full year of operations as of March 31, 2024, these amounts are estimated based on a full year of operations. Ratios will not align with the financial highlights in the Fund’s annual report due to these estimates.
(4)    The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed to waive its management fees and to pay or absorb the ordinary operating expenses of the Fund (excluding borrowing costs, dividends and interest on securities sold short, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund's ordinary annual operating expenses exceed 1.99% per annum of the Fund's average daily net assets.  Such Expense Limitation Agreement will expire on July 31, 2025, and may not be terminated by the Adviser, but it may be terminated by the Board of Trustees, upon 60 days written notice to the Adviser. The current limitation threshold reflects a reduction from the previous limitation of 2.05%. Any waiver and reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived such payment, if the Fund is able to make the repayment without exceeding the lesser of the expense limitation in place at the time of the waiver and reimbursement or the current expense limitation and the repayment is approved by the Board of Trustees. See "Management of the Fund.
The Fund Expenses Table describes the fees and expenses that you may pay if you buy, hold, or sell shares of the Fund. The purpose of the Fund Expenses Table is to assist a shareholder to understand the fees and expenses that such shareholder would bear directly or indirectly.  If a shareholder requests that repurchase proceeds be paid by wire transfer, such shareholder may be assessed an outgoing wire transfer fee at prevailing rates charged by the Transfer Agent, currently $15

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return.

1 Year	3 Years	5 Years	10 Years
$26	$87	$151	$322

The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

The Fund will also pay organizational and offering costs in connection with the initial offering of the shares estimated to be $50,000 (0.007 per share) for organizational costs; and $40,000 (0.005 per share) for offering costs. These expenses are subject to the 2.05% per annum limitation on expenses. The organizational expenses are recorded as they are incurred, while the offering expenses will be amortized over the first twelve months of the Fund's operations.

FINANCIAL HIGHLIGHTS

The Financial Highlights table is intended to help you understand the financial performance of the Fund since inception. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Fund (assuming reinvestment of all dividends and distributions). The financial data in the table for the period beginning at the commencement of the Fund’s operations on December 29, 2023, and ended March 31, 2024, has been audited by Cohen & Company, Ltd., an independent registered public accounting firm, whose report, along with the Fund’s financial statements and the notes thereto, is incorporated by reference into the Statement of Additional Information and are included in the annual report which are available upon request. Further information about the performance of the Fund is contained in the Annual Report of the Fund, copies of which may also be obtained at no charge by calling the Fund at 1-800-632-4027.

For the Period Ended March 31, 2024(a)
PER SHARE DATA:

Net asset value, beginning of period	$10.00

INVESTMENTS OPERATIONS:
Net investment income(b)	0.13
Net realized and unrealized gain on investments	0.09
Total from investment operations	0.22
Net asset value, end of period	$10.22

TOTAL RETURN	2.20%(c)

SUPPLEMENTAL DATA AND RATIOS:
Net assets, end of period (in thousands)	$29,867
Ratio of expenses to average net assets(e):
Before expense reimbursement/recoupment(d)	7%
After expense reimbursement/recoupment(d)	2%
Ratio of net investment income to average net assets(d)(e)	5%
Portfolio turnover rate	28%(c)

(a)    Commencement of operations of the Fund was December 29, 2023.

(b)    Net investment income per share has been calculated based on average shares outstanding during the period.
(c)     Not annualized for periods less than one year.
(d)     Annualized for periods less than one year.
(e)     The ratios of expenses and net investment income to average net assets do not reflect the Fund’s proportionate share of income and expenses of underlying investment companies in which the Fund invests, including management and performance fees. As of March 31, 2024, the Fund’s underlying investment companies included a range of management fees from 0.0% to 2.25% (unaudited) and performance fees from 10% to 20% (unaudited).

THE FUND

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on July 27, 2023. The Fund's principal business office is located at, c/o U.S. Bank Global Fund Services, 615 East Michigan Street, 3rd Floor, Milwaukee, WI 53202, and its telephone number is 1-800-632-4027.

USE OF PROCEEDS

The net proceeds of the continuous offering of shares are invested without delay in accordance with the Fund's investment objective and policies (as stated below) as soon as practicable after receipt. There is no minimum threshold amount that must be raised prior to the Fund's investment of net proceeds. The Adviser paid the Fund's organizational and offering expenses incurred with respect to its initial offering (subject to recoupment by the Adviser pursuant to the Expense Limitation Agreement) and the Fund will pay expenses incurred with respect to its continuous offering. Pending investment of net proceeds in accordance with the Fund's investment objective and policies, the Fund holds cash or invests in money market or short-term, high quality fixed-income mutual funds. However, the Fund does not anticipate any material delay in fully investing the proceeds from offering shares.  Investors should expect, therefore, that before the Fund has fully invested proceeds in accordance with its investment objective and policies, the Fund's assets would earn interest income at a modest rate which may be less than the Fund's distribution rate. As a result, the Fund's distributions during this period may consist, in whole or in part, of a return of capital. Any invested capital that is returned to the shareholder will be reduced by the Fund's fees and expenses.

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

Investment Objective
The investment objective of the Fund is current income.  This investment objective may be changed without a vote of the Fund's shareholders.
Investment Policies and Strategies
The Fund seeks to achieve its investment objective through direct and indirect investment of the majority of its assets in income-generating investments of domestic issuers.  These investments may be publicly-traded or privately-offered, and typically make interest, dividend, or other periodic payments, distributions, and/or accruals; in addition to offering potential capital appreciation to investors.  The Fund defines income-generating investments to include notes, bonds, debentures, loans, loan participations, dividend-paying preferred and common shares and public funds that invest in the preceding.

The Fund invests without restriction as to an instrument's maturity, structure, seniority, interest rate formula; and without restriction as to issuer entity type, capitalization, or credit quality.  Lower credit quality debt instruments, such as high yield bonds, are commonly referred to as "high yield" or "junk" bonds.  The Fund defines high yield or junk bonds as those rated lower than Baa3 by Moody's or lower than BBB- by S&P, or, if unrated, determined by the Adviser to be of similar credit quality.

However, the Fund anticipates investing primarily in securities of:
•    Small business entities
•    Middle market business entities
•    Individuals
•    Specialty finance companies
•    Publicly-offered income-generating funds
•Privately-offered income-generating funds

Adviser's Investment Strategy.
The Adviser seeks to achieve the Fund's investment objective by allocation among these asset categories.  The Adviser believes asset categories may offer a different mix of liquidity, yield, credit risk, and correlation to the broader debt and equity markets.  Within each asset category, the Adviser assesses yield, default risk and expected volatility to construct a portfolio it believes will most effectively support the Fund's investment objective.  The Adviser also considers expected correlation of asset class returns when constructing the Fund's portfolio.  In addition to considering the expected performance of an asset class held by a public or private fund, the Adviser evaluates management experience, historical performance and operational expenses.  The Adviser sells a security to adjust average portfolio maturity, when default risk increases, or when a more attractive replacement is identified.
While the Adviser anticipates that the Fund's portfolio will invest in each of the categories, the Fund does not have predetermined asset allocation.  Depending on its evaluation of market conditions, the Adviser may allocate the Fund's assets among any, all or only a few of these categories.
Private Debt
The Adviser, through its industry relationships, seeks to provide the Fund with access to proprietary deal flow.  The Fund believes that the Adviser's networks and deal generation strategies create opportunities to deploy capital across a broad range of transactions that have attractive investment characteristics.  The Adviser also seeks to build a portfolio of loans to small- to middle-market companies and specialty finance companies.  The Adviser seeks to provide financing solutions to borrowers through custom loan terms.  Borrowers in the small and middle markets tend to seek financing from entities that can provide certainty of execution on an expedited timeline.  The Adviser seeks to be responsive to borrowers, while building in protections for the Fund such as requiring a pledge of borrower assets and/or imposing restrictive covenants on borrowers.  Specialty finance companies may be focused on certain less-common asset classes such as trade receivables, litigation finance, and construction finance or other forms of real estate related lending.  The Fund's debt investments may take the form of corporate loans or bonds, may be secured, unsecured, or subordinated.  Consumer debt may be secured by property such as cars, boats or a second lien on real estate.  Structured notes are typically issued by banks or an affiliated special purpose entity and used to capture returns related to an asset class index or reference pool of assets.  These instruments are notes where the principal and/or interest rate or value of the structured note is determined by reference to the performance of an underlying reference asset.  The interest and/or principal payments that may be made on a structured note may vary widely, depending on a variety of factors, including the volatility of the underlying reference asset.  Issuers of structured notes can vary and may include corporations, banks, broker-dealers and limited purpose trusts or other vehicles. Structured notes may be exchange traded or traded over-the-counter “OTC”) and privately negotiated. However, the Fund intends to invest in structured notes issued by banks or their special purpose vehicles (“SPVs”).

Public Debt
The Adviser also seeks to invest in publicly-offered debt securities, most of which will carry a credit rating by a nationally recognized rating agency such as Moody's.  To supplement the credit rating, the Adviser examines issuer fundamental metrics, such as cash flow, leverage, operating margins, business risk in developing the Adviser's assessment of default risk.  Among debt of similar maturity and credit quality, the Adviser tends to select an instrument with the highest yield and potential total return.  The Adviser may also invest in anticipation of a credit upgrade and expected capital appreciation.

Public Funds
The Fund defines public funds as mutual funds, exchange-traded funds, and closed-end funds including business development companies.  The Adviser invests in public funds as a substitute for assembling a large number of individual securities.  When evaluating public funds, the Adviser compares management tenure, historical return performance, expenses, and purity of exposure to an asset class.  The Fund may invest across the capital spectrum of CEFs and BDCs as CEFs and BDCs may issue debt or preferred shares, in addition to their common equity shares.
Mutual Funds
Subject to the Fund's investment restrictions, the Fund may invest in open end investment companies, commonly known as mutual funds. The Fund may invest in mutual funds that invest primarily in debt instruments.
Exchange Traded Funds
The Fund may invest its assets in ETFs that invest primarily in debt instruments or other income generating assets. ETFs are typically passive funds that track their related index and have the flexibility of trading like a common stock. They are managed by professionals and provide the investor with diversification, cost and tax efficiency, liquidity, marginability, are useful for hedging, have the ability to go long and short, and some provide quarterly dividends. Additionally, some ETFs are unit investment trusts, which are unmanaged portfolios overseen by trustees and some ETFs may be grantor trusts.
An ETF typically holds a portfolio of securities or contracts designed to track a particular market segment or index. ETFs generally have two markets. The primary market is where institutions swap "creation units" in block-multiples of, for example, 50,000 shares for in-kind securities and cash in the form of dividends. The secondary market is where individual investors can trade as little as a single share during trading hours on the exchange. This is different from mutual funds that are traded after hours once the NAV is calculated. ETFs share many similar risks with mutual funds and closed-end funds.
Closed-End Funds
Subject to the Fund's investment restrictions, the Fund may invest its assets in "closed-end" investment companies (or "closed-end funds") that invest primarily in income-generating investments.  Shares of closed-end funds are typically offered to the public in a one-time initial public offering by a group of underwriters who retain a spread or underwriting commission of between 2% or 6% of the initial public offering price. Such securities are then listed for trading on the New York Stock Exchange, the National Association of Securities Dealers Automated Quotation System (commonly known as "NASDAQ") and, in some cases, may be traded in other over-the-counter markets. Because the shares of closed-end funds cannot be redeemed upon demand to the issuer like the shares of an open-end investment company, investors seek to buy and sell shares of closed-end funds in the secondary market.
The Fund generally will purchase shares of closed-end funds in the secondary market. The Fund will incur normal brokerage costs on such purchases similar to the expenses the Fund would incur for the purchase of securities of any other type of issuer in the secondary market. The Fund may, however, also purchase securities of a closed-end fund in an initial public offering when, in the opinion of the Adviser, based on a consideration of the nature of the closed-end fund's proposed investments, the prevailing market conditions and the level of demand for such securities, they represent an attractive opportunity for growth of capital. The initial offering price typically will include a dealer spread, which may be higher than the applicable brokerage cost if the Fund purchased such securities in the secondary market.
Business Development Companies
A BDC is a form of closed-end investment company that is required to invest at least 70% of its total assets in securities (typically debt) of private companies, thinly traded U.S. public companies, or short-term high quality debt securities.  Non-traded BDCs are illiquid and it may not be possible to redeem shares or to do so without paying a substantial penalty. Public BDCs usually trade at a discount to their NAV because they invest in unlisted securities and have limited access to capital markets.  The market value of BDC shares and the ability of BDCs to distribute income may be adversely affected by numerous factors, including rising interest rates, changes in the national, state and local economic climate and debt market conditions, adverse changes in governmental rules and fiscal policies, and other factors beyond the control of the issuers. In addition, distributions received by the Fund from BDCs may consist of dividends, capital gains and/or return of capital.

Private Funds

The Adviser also seeks to invest in private funds that principally invest in and manage portfolios of debt instruments. However, the Fund will not invest more than 15% of its assets in private funds such as those commonly known as hedge funds, private equity funds, or venture capital funds that would be investment companies but for the exclusions in Section 3(c)(1) or 3(c)(7) of the 1940 Act. The Adviser evaluates private funds based on the depth of resources of management; consistency of investment process, prior investment performance, expenses, and purity of exposure to an asset class. Private funds may have long investment horizons, uncommon access to deal flow from relationships with investment banks. Private funds may be purchased on the secondary market or directly from the issuer of the security. Many private funds require large minimum investments and impose investor qualification criteria. By investing in private funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them. The Fund seeks to leverage the relationships of the Adviser to invest in private funds on terms consistent with those offered to similarly-sized institutional investors. Private funds may offer opportunities for income and capital appreciation as well as lower correlation to equity markets, but will also be less liquid.

Equity Securities
The Fund may also invest in dividend-paying preferred and common shares that may be publicly-traded or privately-offered.  The Adviser selects securities that pay dividends at a level similar to debt instruments, yet offer what the Adviser believes to be significant potential for capital appreciation.  The Adviser anticipates investing in equities of issuers that have historically generated above-market yields such as real estate investment trusts (“REITs”) or master limited partnerships (“MLPs”) of energy-focused companies.
While the Adviser anticipates that, under normal market conditions, the Fund's portfolio will invest in each of the categories, the Fund does not have predetermined asset allocations to any of these categories. Depending on its evaluation of the markets, the Adviser may allocate the Fund's assets among any, all or none of these categories. There can be no assurance that the actual allocations will be effective in achieving the Fund's investment objective or delivering positive returns.  The Adviser's selection of investment opportunities and strategies will vary over time, in response to changing market opportunities and conditions as well as other pertinent factors. This may include investments in markets, each with differing liquidity, credit quality (whether rated or not), and other features, and the Fund may indirectly have exposure to derivative instruments through public funds.
While the Fund is classified as a non-diversified fund under the terms of the 1940 Act, the Adviser seeks to diversify the Fund's risk across asset classes and issuers.  In addition to diversifying into the investment strategies described above, the Fund also seeks to diversify by attempting to hold multiple positions within each strategy.  The Adviser may also seek to further diversify the portfolio by selecting securities from different regions and industries.  While the Adviser considers opportunities within all industries, the Adviser seeks to prioritize industries having, in its view, favorable characteristics from a lending perspective. The Adviser also seeks diversification by investing across various levels and qualities of the capital structure.
The Fund may employ leverage, including borrowing from banks, in an amount of up to 33 1/3% of the Fund's assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity.
Except as otherwise indicated, the Fund may change its investment objective and any of its investment policies, restrictions, strategies, and techniques without shareholder approval. The investment objective of the Fund is not a fundamental policy of the Fund and may be changed by the Board of Trustees without the vote of a majority (as defined by the 1940 Act) of the Fund's outstanding shares.
The Fund's stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund, are listed below. The Fund will not:

(1)    Borrow money, except to the extent permitted by the 1940 Act (which currently limits borrowing to no more than 33-1/3% of the value of the Fund's total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.
(2)    Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund's total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund's total assets).
(3)    Purchase securities on margin, sell securities short, or write puts or calls.
(4)    Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public).
(5)    Invest 25% or more of the market value of the Fund's total assets in the securities of companies or entities engaged in any one industry or group of industries. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities.
(6)    Purchase or sell commodities, unless acquired as a result of ownership of securities or other investments, except that the Fund may (a) purchase and sell forward and futures contracts and options to the full extent permitted under the 1940 Act, (b) sell foreign currency contracts in accordance with any rules of the Commodity Futures Trading Commission, (c) invest in securities or other instruments backed by or linked to commodities, invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and (d) invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.
(7)    Make loans to others, except (a) where each loan is represented by a note executed by the borrower, (b) through the purchase of debt securities in accordance with the Fund's investment objective and policies, (c) to the extent the entry into a repurchase agreement, in a manner consistent with the Fund's investment policies or as otherwise permitted under the 1940 Act, is deemed to be a loan, and (d) by loaning portfolio securities.
(8)    Purchase or sell real estate or interests in real estate. This limitation is not applicable to investments in marketable securities that are secured by or represent interests in real estate. This limitation does not preclude the Fund from investing in securities that are secured by or represent interests in real estate (e.g., mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).
In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than 5% of the Fund's shares outstanding at NAV less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline (as defined below in "Quarterly Repurchases of Shares"), or the next business day if the 14th day is not a business day.
Non-Principal Investment Strategies
The Adviser may from time to time, for temporary and/or defensive reasons, take positions in various short-term debt instruments including bank obligations, commercial paper, or U.S. Treasury or agency securities, money market funds.  If and when the Adviser determines to pursue such strategies, the Fund may not achieve its investment objective while it does so.  Additional information about the Fund's non-principal investment strategies, including associated risks, is available in the SAI.

RISK FACTORS
An investment in the Fund's shares is subject to risks. The value of the Fund's investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund's shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a complete investment program. Before investing in the Fund, you should consider carefully the following risks the Fund faces, together with the other information contained in this prospectus. If any of the risks discussed in this prospectus occurs, the Fund's results of operations could be materially and adversely affected. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors before deciding whether to invest in the Fund.
Closed-End Structure Risk

The Fund is a closed-end investment company. It is designed for long-term investors and not as a trading vehicle. Unlike many closed-end investment companies, the Fund's shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Liquidity is provided to shareholders only through the Fund's quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer.

Interest Rate Risk

Typically, a rise in interest rates causes a decline in the value of debt securities and loans, and as a result the value of your investment in the Fund will fluctuate with changes in interest rates. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default), prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments) and extension risk (the debtor may pay its obligation later than expected, increasing a securities maturity). These risks could affect the value of a particular investment, possibly causing the Fund's NAV and total return to be reduced and fluctuate more than other types of investments.

Debt Securities Risk

When the Fund invests in fixed-rate debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed-rate debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund's share price and total return to be reduced and fluctuate more than other types of investments.
Below Investment Grade Instruments Risk

The Fund may invest in debt securities and other instruments that are rated "below investment grade" by recognized rating agencies or will be unrated (sometimes referred to as high yield or junk bonds) and face ongoing uncertainties and exposure to adverse business, financial or economic conditions and the issuer's failure to make timely interest and/or principal payments. Such securities and instruments are generally not exchange traded and, as a result, trade in the OTC marketplace, which is less transparent than the exchange-traded marketplace. In addition, the Fund may invest in bonds of issuers that do not have publicly traded equity securities, making it more difficult to hedge the risks associated with such investments. The Fund's investments in "below investment grade" or "high yield" or "junk" securities and instruments expose it to a substantial degree of credit risk and interest rate risk. The market for high yield securities has recently experienced periods of significant volatility and reduced liquidity. The market values of certain of these lower-rated and unrated debt investments tend to reflect individual corporate developments to a greater extent and tend to be more sensitive to economic conditions than those of higher-rated investments, which react primarily to fluctuations in the general level of interest rates. Companies that issue such securities are often highly leveraged and may not have available to them more traditional methods of financing. Major economic recessions such as those recently (and in some cases, currently) experienced globally may disrupt severely the market for such securities, and may have an adverse impact on the value of such securities and the ability of the issuers of such securities to repay principal and/or interest thereon, thereby increasing the incidence of default of such securities. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may also decrease the value and liquidity of these high yield debt securities.

Credit Risk
The Fund's debt investments will be subject to the risk of non-payment of scheduled interest or principal by a counterparty with respect to such investments. Such non-payment would likely result in a reduction of income to the Fund and a reduction in the value of the debt investments experiencing non-payment.
Although the Fund may invest in investments that the Adviser believes are secured by specific collateral, the value of which may exceed the principal amount of the investments at the time of initial investment, there can be no assurance that the liquidation of any such collateral would satisfy a counterparty's obligation in the event of non-payment of scheduled interest or principal payments with respect to such investment, or that such collateral could be readily liquidated. In addition, in the event of bankruptcy of a counterparty, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing an investment. Under certain circumstances, collateral securing an investment may be released without the consent of the Fund. The Fund may also invest in high yield instruments and unsecured investments, each of which involves a higher degree of risk than senior secured loans. The Fund's right to payment and its security interest, if any, may be subordinated to the payment rights and security interests of more senior creditors. Certain of these investments may have an interest-only or paid-in-kind ("PIK") payment schedule, with the principal amount remaining outstanding and at risk until the maturity of the investment. In this case, a counterparty's ability to repay the principal of an investment may be dependent upon a liquidity event or the long-term success of the company, the occurrence of which is uncertain.
A company in which the Fund invests could deteriorate as a result of, among other factors, an adverse development in its business, a change in the competitive environment or an economic downturn. As a result, companies that the Fund expected to be stable may operate, or expect to operate, at a loss or have significant variations in operating results, may require substantial additional capital to support their operations or maintain their competitive position, or may otherwise have a weak financial conditions or be experiencing financial distress.
Fixed-Income Instruments Risk
The Fund invests in loans and other types of fixed-income instruments and securities. Such investments may be secured, partially secured or unsecured and may be unrated, and whether or not rated, may have speculative characteristics. The market price of the Fund's fixed income investments will change in response to changes in interest rates and other factors. Generally, when interest rates rise, the values of fixed-income instruments fall, and vice versa. In typical interest rate environments, the prices of longer-term fixed-income instruments generally fluctuate more than the prices of shorter-term fixed-income instruments as interest rates change. These risks may be greater in the current market environment because certain interest rates are near historically low levels. The obligor of a fixed-income instrument may not be able or willing to pay interest or to repay principal when due in accordance with the terms of the associated agreement. An obligor's willingness and ability to pay interest or to repay principal due in a timely manner may be affected by, among other factors, its cash flow. Commercial bank lenders may be able to contest payments to the holders of other debt obligations of the same obligor in the event of default under their commercial bank loan agreements. See also "Risks Factors – Credit Risk."
The Fund invests in loans and other similar forms of debt. Such forms of indebtedness are different from traditional debt securities in that debt securities are part of a large issue of securities to the public and loans and similar debt instruments may not be securities, but may represent a specific commercial loan to a borrower. Loan participations typically represent direct participation, together with other parties, in a loan to a corporate borrower, and generally are offered by banks or other financial institutions or lending syndicates. The Fund may participate in such syndications, or can buy part of a loan, becoming a part-lender. When purchasing indebtedness (including loan participations), the Fund assumes the credit risk associated with the corporate borrower and may assume the credit risk associated with an interposed bank or other financial intermediary. Members of a syndicate in which the Fund participates may have different and sometimes superior rights than the Fund. Where the Fund invests as a sub-participant in syndicated debt, it may be subject to certain risks as a result of having no direct contractual relationship with the underlying borrower. As a result, the Fund will generally be dependent on the lender to enforce its rights and obligations under the loan arrangements in the event of a default by the underlying borrower and will generally not have any direct rights against the underlying borrower, any direct rights in the collateral, if any, securing such borrowing, or any right to deal directly with such borrower. The lender will, in general, retain the right to determine whether remedies provided for in the underlying loan arrangement will be exercised, or waived. In the event that the Fund enters into such an investment, there can be no assurance that its ability to realize on a participation will not be interrupted or impaired in the event of the bankruptcy or insolvency of the borrower or the lender or that in such circumstances, the Fund will benefit from any set-off between the lender and the borrower. Successful claims by third parties arising from these and other risks may be borne by the Fund.
The Fund may invest in debtor-in-possession financings. In such investments there is a risk that the underlying borrower may not successfully exit bankruptcy and may be forced to liquidate its assets in which case the Fund's only recourse will be against the security provided by the borrower (which may not be sufficient to cover related losses).

Adviser's Analysis Risk

The Adviser seeks to conduct reasonable and appropriate due diligence based on the facts and circumstances applicable to each investment. When conducting due diligence and making an assessment regarding an investment for the Fund, the Adviser relies on available resources, including information provided by the target of the investment and, in some circumstances, third-party investigations. As a result, the due diligence process may at times be subjective with respect to recently organized companies for which only limited information is available. Accordingly, the Adviser cannot be certain that due diligence investigations with respect to any investment opportunity for the Fund will reveal or highlight all relevant facts (including fraud) that may be necessary or helpful in evaluating such investment opportunity, or that its due diligence investigations will result in investments for the Fund being successful. There can be no assurance that the projected results of an investment opportunity will be achieved for the Fund, and actual results may vary significantly from such projections. General economic, natural, and other conditions, which are not predictable, can have an adverse impact on the reliability of such projections. Assumptions or projections about asset lives; the stability, growth, or predictability of costs; demand; or revenues generated by an investment or other factors associated therewith may, due to various risks and uncertainties including those described herein, differ materially from actual results.

Competition for Investment Opportunities Risk

The activity of identifying, completing and realizing the types of investment opportunities targeted by the Adviser for the Fund is highly competitive and involves a significant degree of uncertainty. The Fund competes for investment opportunities with other investment companies and private investment vehicles, as well as the public debt markets, individuals and financial institutions, including investment banks, commercial banks and insurance companies, business development companies, strategic industry acquirers, hedge funds and other institutional investors, investing directly or through affiliates. Over the past several years, a number of such investment vehicles have been formed (and many such existing entities have grown in size). Additional entities with a similar investment objective may be formed in the future by other unrelated parties. It is possible that competition for appropriate investment opportunities may increase, thus reducing the number of opportunities available to the Fund. Such supply-side competition may adversely affect the terms on which investments can be made by the Fund. Moreover, transaction sponsors unaffiliated with the Fund or the Adviser may be reluctant to present investment opportunities to the Fund because of its affiliation with the Adviser. There can be no assurance that the Adviser will be able to locate and complete investments that satisfy the Fund's investment objective or to realize on their values.

Conflicts of Interest Risk

The Adviser (and its affiliates) and the Portfolio Manager (and the portfolio managers for other clients managed by the Adviser or its affiliates) manage the assets of and/or provide advice to individual accounts, as well as to the Fund. The Fund has no interest in the activities of the Adviser's other clients. In addition, the Adviser and its affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. However, there are no affiliations or arrangements between the Adviser's or its affiliates' clients, the pooled investment vehicles in which the Fund invests and the asset managers of such pooled investment vehicles.

The Adviser (and its affiliates) and the Portfolio Manager (and the portfolio managers for other clients managed by the Adviser or its affiliates) will experience conflicts of interest in connection with the management of the Fund relating to the allocation of the Adviser's time and resources between the Fund and other investment activities; the allocation of investment opportunities by the Adviser and its affiliates (including other client accounts managed by the Adviser or its affiliates); compensation to the Adviser; services that may be provided by the Adviser, its investment professionals and its affiliates to issuers in which the Fund invests; investment by the Fund and other clients of the Adviser, subject to the limitations of the 1940 Act; the formation of additional investment funds by the Adviser or its affiliates; differing recommendations given by the Adviser to the Fund versus other clients of the Adviser or its affiliates; the Adviser's use of information gained from issuers in the Fund's portfolio investments by other clients, subject to applicable law; and restrictions on the Adviser's use of non-public information with respect to potential investments by the Fund. The Adviser and/or its affiliates may from time to time obtain non-public information regarding certain issuers or other investment opportunities, which information may be material. As a result of the federal and state securities laws' prohibition on trading on the basis of material non-public information, the Fund may be prohibited from buying or selling securities or pursuing a transaction or investment opportunity, which may result in a loss (actual or potential) to the Fund. See "Conflicts of Interest."
Investment Risk
An investment in the Fund involves a considerable amount of risk. Before making an investment decision, a prospective investor should (i) consider the suitability of this investment with respect to his, her or its investment objectives and personal situation and (ii) consider factors such as his, her or its personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund's shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund's shares represents an indirect investment in the portfolio of loans and fixed-income instruments, short positions and other securities owned by the Fund, and the value of these securities and other instruments may fluctuate, sometimes rapidly and unpredictably, and such investment is subject to investment risk, including the possible loss of the entire principal amount invested. At any point in time, an investment in the Fund's shares may be worth less than the original amount invested, even after taking into account distributions paid by the Fund and the ability of shareholders to reinvest dividends. The Fund may also use leverage, which would magnify the Fund's investment, market and certain other risks.
Issuer Risk
The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of an issuer's securities that are held in the Fund's portfolio may decline for a number of reasons that directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods and services.
Key Personnel Risk
The Adviser depends on the efforts, skills, reputations and business contacts of its key personnel, the information and deal flow they and others generate during the normal course of their activities and the synergies among the diverse fields of expertise and knowledge held by the Adviser's professionals. The loss of the services of any of them could have a material adverse effect on the Fund and could harm the Adviser's ability to manage the Fund.
The Adviser's principals and other key personnel possess substantial experience and expertise and have strong business relationships with members of the business community. The loss of these personnel could jeopardize the Adviser's relationships with members of the business community and could result in fewer investment opportunities for the Fund. For example, if any of the Adviser's principals were to join or form a competing firm, the Fund's results and financial condition could suffer.
Legal and Regulatory Risks
Legal and regulatory changes could occur that may materially adversely affect the Fund. The regulation of the U.S. and non-U.S. securities and futures markets and investment funds such as the Fund has undergone substantial change in recent years, and such change may continue.

The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") made a number of changes to the regulatory framework in the financial services industry, including regulations applicable to banks, insurance companies, and other firms. The Dodd-Frank Act also made a number of regulatory changes to the oversight and treatment of various investments, in particular, derivatives. The process of implementing regulations under the Dodd-Frank Act is ongoing and there may be further changes to the system.  The impact of these regulatory changes will be felt across industries for a number of years and will impact the Fund's investments and the administration of the Fund. Instruments in which the Fund invests may incur increased regulatory compliance costs and could be subject to regulatory action. The Fund may incur Dodd-Frank regulatory compliance costs, which could impact performance.
Lender Liability Risk
A number of U.S. judicial decisions have upheld judgments obtained by borrowers against lending institutions on the basis of various evolving legal theories, collectively termed "lender liability." Generally, lender liability is founded on the premise that a lender (i) has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the borrower or (ii) has assumed an excessive degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Because of the nature of its investments, the Fund may be subject to allegations of lender liability or indirectly exposed to lender liability when it purchases a loan.
In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or other financial creditor (i) intentionally takes an action that results in the undercapitalization of a borrower to the detriment of other creditors of such borrower, (ii) engages in other inequitable conduct to the detriment of such other creditors, (iii) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (iv) uses its influence as a stockholder (if applicable) to dominate or control a borrower to the detriment of other creditors of such borrower, a court may elect to subordinate the claim of the offending lender or other financial creditor to the claims of the disadvantaged creditor or creditors, a remedy called "equitable subordination."
Leverage Risk
The Fund is permitted to obtain leverage using any form or combination of financial leverage instruments, including through funds borrowed from banks or other financial institutions (i.e., a credit facility), margin facilities, the issuance of preferred shares or notes and leverage attributable to reverse repurchase agreements, dollar rolls or similar transactions. The Fund may use leverage opportunistically and may choose to increase or decrease its leverage, or use different types or combinations of leveraging instruments, at any time based on the Fund's assessment of market conditions and the investment environment. The use of leverage, such as borrowing money to purchase securities, will cause the Fund to incur additional expenses and would significantly magnify the Fund's losses in the event of underperformance of the Fund's underlying investments.
Use of leverage creates an opportunity for increased income and return for shareholders but, at the same time, creates risks, including the likelihood of greater volatility in the NAV and market price of, and distributions on, the Fund's shares. Increases and decreases in the value of the Fund's portfolio will be magnified if the Fund uses leverage. In particular, leverage may magnify interest rate risk, which is the risk that the prices of portfolio securities will fall (or rise) if market interest rates for those types of securities rise (or fall). As a result, leverage may cause greater changes in the Fund's NAV, which will be borne entirely by the Fund's shareholders. There can be no assurance that the Fund will use leverage or that its leveraging strategy will be successful during any period in which it is employed. The Fund may be subject to investment restrictions of one or more nationally recognized statistical rating organizations and/or credit facility lenders as a result of its use of financial leverage. These restrictions may impose asset coverage or portfolio composition requirements that are more stringent than those imposed on the Fund by the 1940 Act. It is not anticipated that these covenants or portfolio requirements will significantly impede the Adviser in managing the Fund's portfolio in accordance with its investment objective and policies. Nonetheless, if these covenants or guidelines are more restrictive than those imposed by the 1940 Act, the Fund may not be able to utilize as much leverage as it otherwise could have, which could reduce the Fund's investment returns. In addition, the Fund expects that any notes it issues or credit facility it enters into would contain covenants that, among other things, will likely impose geographic exposure limitations, credit quality minimums, liquidity minimums, concentration limitations and currency hedging requirements on the Fund. These covenants would also likely limit the Fund's ability to pay distributions in certain circumstances, incur additional debt, change fundamental investment policies and engage in certain transactions, including mergers and consolidations. Such restrictions could cause the Adviser to make different investment decisions than if there were no such restrictions and could limit the ability of the Board of Trustees and shareholders to change fundamental investment policies.

The costs of a financial leverage program (including the costs of offering preferred shares and notes) will be borne entirely by the Fund and, in turn, the shareholders and consequently will result in a reduction of the NAV of the shares. To monitor this issue, the Board of Trustees intends to periodically review the Fund's use of leverage, including its impact on Fund performance. See "Conflicts of Interest."
The Fund's use of leverage could create the opportunity for a higher return for shareholders but would also result in special risks for shareholders and can magnify the effect of any losses. If the income and gains earned on the securities and investments purchased with leverage proceeds are greater than the cost of the leverage, the return on the shares will be greater than if leverage had not been used. Conversely, if the income and gains from the securities and investments purchased with such proceeds do not cover the cost of leverage, the return on the shares will be less than if leverage had not been used. There is no assurance that a leveraging strategy will be successful. Leverage involves risks and special considerations for shareholders, including:
•    the likelihood of greater volatility of NAV and market price of the shares than a comparable portfolio without leverage;
•    the risk that fluctuations in interest rates on borrowings and short-term debt or in the dividend rates on any preferred shares that the Fund may pay will reduce the return to the shareholders or will result in fluctuations in the dividends paid on the shares;
•    the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of the shares than if the Fund were not leveraged, which may result in a greater decline in the market price of the shares; and
•    when the Fund uses certain types of leverage, the management fee payable to the Adviser will be higher than if the Fund did not use leverage.

The Fund may continue to use leverage if the benefits to the Fund's shareholders of maintaining the leveraged position are believed to outweigh the risks above.

Liquidity Risk
Shareholder Liquidity Risk
The Fund is a closed-end investment company structured as an "interval fund" and designed for long-term investors. Unlike many closed-end investment companies, the Fund's shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Liquidity is provided to shareholders only through the Fund's quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer.

Fund Investments Liquidity Risk
The Fund's investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk. The Fund may invest without limit in securities that, at the time of investment, are illiquid. The Fund may also invest in restricted securities. Investments in restricted securities could have the effect of increasing the amount of the Fund's assets invested in illiquid securities if qualified institutional buyers are unwilling to purchase these securities.
The market price of illiquid and restricted securities may be more volatile than that of more liquid securities, which may adversely affect the price that the Fund pays for or recovers upon the sale of such securities. Illiquid and restricted securities are also more difficult to value, especially in challenging markets. The Adviser's judgment may play a greater role in the valuation process. Investment of the Fund's assets in illiquid and restricted securities may restrict the Fund's ability to take advantage of market opportunities. In order to dispose of an unregistered security, the Fund, where it has contractual rights to do so, may have to cause such security to be registered. A considerable period may elapse between the time the decision is made to sell the security and the time the security is registered, thereby enabling the Fund to sell it. Contractual restrictions on the resale of securities vary in length and scope and are generally the result of a negotiation between the issuer and acquiror of the securities. In either case, the Fund would bear market risks during that period.
Some loans and other debt instruments are not readily marketable and may be subject to restrictions on resale. Such instruments may not be listed on any national securities exchange and no active trading market may exist for certain of the loans and fixed-income instruments in which the Fund will invest. Where a secondary market exists, the market for such instruments may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. In addition, events occurring subsequent to an investment by the Fund, including, for example, withdrawals and changes in market, political or other relevant circumstances, may cause some loans and other debt instruments that were liquid at the time of acquisition to become illiquid or otherwise cause the Fund's concentration in illiquid investments to increase.
Management Risk
The Fund's NAV changes daily based on the performance of the securities in which it invests. The Adviser's judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results. Additionally, the Adviser's judgments about the potential performance of a public fund (pooled investment vehicles or other means of indirect investment) may also prove incorrect and may not produce the desired results.

Market Developments
Although the market is not currently experiencing the same levels of disruption as during 2008 to 2009 and early 2020, extreme volatility or market disruption may recur in the future. Instability in the credit markets may make it more difficult for a number of issuers of debt securities to obtain financing or refinancing for their investment or lending activities or operations. In particular, because of volatile conditions in the credit markets, issuers of debt securities may be subject to increased cost for debt, tightening underwriting standards and reduced liquidity for loans they make, securities they purchase and securities they issue.
For example, certain borrowers may, due to macroeconomic conditions, be unable to repay secured loans. A borrower's failure to satisfy financial or operating covenants imposed by its lenders could lead to defaults and, potentially, termination of the secured loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize the borrower's ability to meet its obligations under its debt securities and other instruments. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting counterparty. In addition, if a borrower was to commence bankruptcy proceedings, even though the Fund may have structured its interest as senior debt, depending on the facts and circumstances, a bankruptcy court might recharacterize the Fund's debt holding and subordinate all or a portion of its claim to that of other creditors. Adverse economic conditions also may decrease the value of collateral securing some of the Fund's loans and the value of its equity investments. A recession could lead to financial losses in the Fund's portfolio and a decrease in revenues, net income and the value of the Fund's assets.
These developments may increase the volatility of the value of securities and other instruments owned by the Fund. These developments also may make it more difficult for the Fund to accurately value such instruments or to sell them on a timely basis. These developments could adversely affect the ability of the Fund to use leverage for investment purposes and increase the cost of such leverage, which would reduce returns to the holders of shares. These developments also may adversely affect the broader economy, which in turn may adversely affect the ability of issuers of securities owned by the Fund to make payments of principal and/or interest when due, leading to lower credit ratings of an issuer and increased defaults by the issuer. Such developments could, in turn, reduce the value of securities owned by the Fund and adversely affect its NAV.
Market Disruptions from Natural Disasters or Geopolitical Risks
Natural disasters, instability abroad, and terrorist attacks in the United States and around the world may result in market volatility, may have long-term effects on the United States and worldwide financial markets and may cause further economic uncertainties in the United States and worldwide. The Fund cannot predict the effects of natural disasters or geopolitical events in the future on the U.S. economy and securities markets.
Market Risk
The Fund may be materially affected by market, economic and political conditions globally and in the jurisdictions and sectors in which it invests or operates, including factors affecting interest rates, the availability of credit, currency exchange rates and trade barriers. These factors are outside the Adviser's control and could adversely affect the liquidity and value of the Fund's investments, and may reduce the ability of the Fund to make attractive new investments.

In particular, economic and financial market conditions began to significantly deteriorate around 2007 and early 2020 as compared to prior periods. Global financial markets experienced considerable declines in the valuations of debt and equity securities, an acute contraction in the availability of credit and the failure of a number of leading financial institutions. As a result, certain government bodies and central banks worldwide, including the U.S. Treasury Department and the U.S. Federal Reserve, undertook unprecedented intervention programs, the effects of which remain uncertain. The U.S. economy has experienced and continues to experience relatively high levels of constrained lending. Although certain financial markets have shown some recent signs of the improvement, to the extent economic conditions experienced recently, they may adversely impact the investments of the Fund. Low interest rates related to monetary stimulus and economic stagnation may also negatively impact expected returns on investments in such an environment. Trends and historical events do not imply, forecast or predict future events and past performance is not necessarily indicative of future results. There can be no assurance that the assumptions made or the beliefs and expectations currently held by the Adviser will prove correct, and actual events and circumstances may vary significantly.
The Fund may be subject to risk arising from a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs, so that a default by one institution may cause a series of defaults by the other institutions. This is sometimes referred to as "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which the Fund interacts on a daily basis.
In addition, the Fund is subject to the risk that geopolitical and other events will disrupt the economy on a national or global level. For instance, war, terrorism, market manipulation, government defaults, government shutdowns, political changes or diplomatic developments, climate change and climate-related events, public health emergencies (such as the spread of infectious diseases, pandemics and epidemics) and natural/environmental disasters can all negatively impact the securities markets, which could cause the Fund to lose value.

Master Limited Partnership Risk
Investments in MLPs involve risks different from those of investing in common stock. MLPs may be subject to the risk of environmental incidents, terrorist attacks, demand destruction from high commodity prices, proliferation of alternative energy sources, inadequate supply of external capital, conflicts of interest with the general partner, and government regulation, each of which could negatively impact the revenue stream form an MLP. Investing in MLPs also involves certain risks related to investing in the underlying assets of the MLPs and risks associated with pooled investment vehicles. These include the risks related to limited control and limited rights to vote on matters affecting the MLP, cash flow risks, dilution risks (which could occur if the MLP raises capital and then invests it in projects whose return fails to exceed the cost of capital raised) and risks related to the general partner's limited call right. MLPs are generally considered interest-rate sensitive investments. During periods of interest rate volatility, these investments may not provide attractive returns. Depending on the state of interest rates in general, the use of MLPs could harm the overall performance of the Fund.

MLP Tax Risk. MLPs, typically, do not pay U.S. federal income tax at the partnership level. Instead, each partner is allocated a share of the partnership's income, gains, losses, deductions and expenses. A change in current tax law or in the underlying business mix of a given MLP could result in an MLP being treated as a corporation for U.S. federal income tax purposes, which would result in such MLP being required to pay U.S. federal income tax on its taxable income. The classification of an MLP as a corporation for U.S. federal income tax purposes would have the effect of reducing the amount of cash available for distribution by the MLP. Thus, if any of the MLPs owned by the Fund were treated as corporations for U.S. federal income tax purposes, it could result in a reduction of the value of your investment in the Fund and lower income, as compared to an MLP that is not taxed as a corporation.
Limited History Risk

The Fund is a closed-end investment company with a limited history of operations for investors to evaluate.

Private Fund Risk
The Fund's performance depends in part upon the performance of the private fund (pooled investment vehicle) managers and selected strategies, the adherence by such managers to such selected strategies, the instruments used by such managers and the Adviser's ability to select pooled investment vehicle managers and strategies and effectively allocate Fund assets among them. Fund shareholders will bear two layers of fees and expenses: asset-based fees, incentive fees and allocations, and expenses at the Fund level, and asset-based fees, incentive fees and allocations, and expenses at the pooled investment vehicle level.

The pooled investment vehicles in which the Fund invests are subject to risks associated with legal and regulatory changes applicable to financial institutions generally and to pooled investment vehicles in particular. The Fund may not be able to invest in certain pooled investment vehicles that are oversubscribed or closed, and the Fund may be able to allocate only a limited amount of assets to a pooled investment vehicle that has been identified as an attractive opportunity. The Fund's investments in certain pooled investment vehicles may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest a substantial portion of its assets in pooled investment vehicles that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund's assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a pooled investment vehicle, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.

The Fund may be required to make incremental contributions pursuant to capital calls issued from time to time by certain pooled investment vehicles. To fund such capital calls, the Fund may maintain a sizeable cash position, which may result in lower returns. If the Fund does not maintain a sufficient cash position to fund capital calls, it may face the potential inability to fund capital contributions. Any failure by the Fund to make timely capital contributions in respect of its commitments may (i) impair the ability of the Fund to pursue its investment program, (ii) force the Fund to borrow, (iii) indirectly cause the Fund to be subject to certain penalties from the pooled investment vehicle (including the forfeiture of a portion of the Fund's capital contribution to such vehicle), or (iv) otherwise impair the value of the Fund's investments (including the devaluation of the Fund).

Pooled investment vehicle returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Adviser, particularly during times of general market turmoil. A pooled investment vehicle manager may invest the pooled investment vehicle's assets in securities of non-U.S. issuers, and the Fund's assets may be invested in pooled investment vehicles that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. A pooled investment vehicle manager may focus primarily on a particular industry, which would subject the vehicle, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. A pooled investment vehicle manager may focus on a particular country or geographic region, which may subject the vehicle, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions. A pooled investment vehicle manager may use derivatives for speculative or hedging purposes. A pooled investment vehicle may incur leverage for investment or other purposes, which may increase the volatility of the vehicle. A pooled investment vehicle manager may invest without limitation in restricted and illiquid securities.

Pooled investment vehicles might not be publicly traded and therefore would not be liquid investments. Please see "Liquidity Risk" for a description of risks associated with illiquid securities. As a result, the Fund may consider information provided by the pooled investment vehicle manager to determine the value of the Fund's investment in the vehicle. The valuation provided by the pooled investment vehicle manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. The Adviser will use reasonable due diligence to value securities and may also consider information provided by the pooled investment vehicles, including any quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser's ability to value accurately the Fund's shares.

In addition to valuation risk, an investor in a privately offered pooled investment vehicle is not entitled to the protections of the 1940 Act. For example, privately offered pooled investment vehicles need not have independent boards, may not require shareholder approval of advisory contracts, may leverage to an unlimited extent, and may engage in joint transactions with affiliates. As a result, privately offered pooled investment vehicles may make significant use of leverage, which has the potential to magnify losses versus funds that do not employ leverage. Please see "Leverage Risk" above for a description of risks associated with the use of leverage. Additionally, pooled investment vehicle managers may have limited operating histories upon which to evaluate their performance, and some pooled investment vehicle managers may not be registered under the Advisers Act. Further, some offered pooled investment vehicle managers may charge investors (such as the Fund) asset-based fees and incentive allocations or fees of as much as 20% of net profits (or more in certain limited circumstances), which may create incentives for these managers to make investments that are riskier or more speculative than in the absence of these fees. These characteristics present additional risks, including the possibility of total risk of loss, for shareholders.

Certain pooled investment vehicles are subject to asset-specific risks.

Real Estate Risk
The main risk of real estate related investments is that the value of the underlying real estate may go down. Many factors may affect real estate values. These factors include both the general and local economies, the amount of new construction in a particular area, the laws and regulations (including zoning and tax laws) affecting real estate and the costs of owning, maintaining and improving real estate. The availability of mortgages and changes in interest rates may also affect real estate values. If the Fund's real estate-related investments are concentrated in one geographic area or in one property type, the Fund will be particularly subject to the risks associated with that area or property type. Real estate historically has experienced significant fluctuation and cycles in value, and specific market conditions may result in a permanent reduction in value. The value of the real estate will depend on many factors beyond the control of the general partner, including, without limitation: changes in general economic or local conditions; changes in supply of or demand for competing properties in an area (as a result, for instance, of over-building); changes in interest rates; the promulgation and enforcement of governmental regulations relating to land use and zoning restrictions, environmental protection and occupational safety; unavailability of mortgage funds which may render the construction, leasing, sale or refinancing of a property difficult; the financial condition of borrowers and of tenants, buyers and sellers of property; changes in real estate tax rates and other operating expenses; the imposition of rent controls; energy and supply shortages; various uninsured or uninsurable risks; and natural disasters.
REIT Risk
Investments (directly or indirectly) in Private REITs and Public REITs (together, "REITs") will subject the Fund to various risks. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. REITs often invest in highly leveraged properties. Returns from REITs, which typically are small or medium capitalization stocks, may trail returns from the overall stock market. In addition, changes in interest rates may hurt real estate values or make REIT shares less attractive than other income-producing investments. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.
Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that an entity in which the Fund invests with the expectation that it will be taxed as a REIT will, in fact, qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate-level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund's yield on that investment. REITs can be classified as equity REITs, mortgage REITs and hybrid REITs. Equity REITs invest primarily in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Mortgage REITs invest primarily in mortgages and similar real estate interests and receive interest payments from the owners of the mortgaged properties. Mortgage REITs will be affected by changes in creditworthiness of borrowers and changes in interest rates. Hybrid REITs invest both in real property and in mortgages. Equity and mortgage REITs are dependent upon management skills, may not be diversified and are subject to the risks of financing projects.

Dividends paid by REITs will not generally qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See "U.S. Federal Income Tax Matters." The Fund's investments in REITs may include an additional risk to shareholders. Some or all of a REIT's annual distributions to its investors may constitute a non-taxable return of capital. Any such return of capital will generally reduce the Fund's basis in the REIT investment, but not below zero. To the extent the distributions from a particular REIT exceed the Fund's basis in such REIT, the Fund will generally recognize gain. In part because REIT distributions often include a nontaxable return of capital, Fund distributions to shareholders may also include a nontaxable return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their shares of the Fund, but not below zero. To the extent the distribution exceeds a shareholder's basis in the Fund's shares, such shareholder will generally recognize a capital gain. The Fund does not have any investment restrictions with respect to investments in REITs.
Repurchase Policy Risks
Quarterly repurchases by the Fund of its shares typically will be funded from borrowing proceeds, available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund's expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its gross assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund's NAV.
Repurchases of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund's investment performance, its net assets. A reduction in the Fund's net assets may increase the Fund's expense ratio to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.
Senior Loans Risk
Senior loans generally hold the most senior position in the capital structure of a borrower and in most circumstances are fully collateralized by the borrower's assets. Thus, they are generally repaid before unsecured bank loans, corporate bonds, subordinated debt, trade creditors, and preferred or common stockholders. Substantial increases in interest rates may cause an increase in loan defaults as borrowers may lack resources to meet higher debt service requirements. The value of the Fund's assets may also be affected by other uncertainties such as economic developments affecting the market for senior secured term loans or affecting borrowers generally. Moreover, the security for the Fund's investments in secured debt may not be recognized for a variety of reasons, including the failure to make required filings by lenders, trustees or other responsible parties and, as a result, the Fund may not have priority over other creditors as anticipated.  First lien loans may also include unitranche loans. Unitranche loans combine characteristics of traditional first lien senior secured loans as well as second lien and subordinated loans. Unitranche loans would expose the Fund to the risks associated with second lien and subordinated loans to the extent it invests in the "last out" tranche.

Senior loans usually include restrictive covenants, which must be maintained by a borrower. The Fund may have an obligation with respect to certain senior secured term loan investments to make additional loans upon demand by a borrower. Such instruments, unlike certain bonds, usually do not have call protection. This means that such interests, while having a stated term, may be prepaid, often without penalty. The rate of such prepayments may be affected by, among other things, general business and economic conditions, as well as the financial status of the borrower. Prepayment would cause the actual duration of a senior loan to be shorter than its stated maturity.
Senior loans typically will be secured by tangible and intangible assets of a borrower. In some instances, the Fund may invest in senior loans that are secured only by stock of the borrower or its subsidiaries or affiliates. The value of such collateral may decline below the principal amount of the senior secured term loans subsequent to an investment by the Fund.
Senior loans generally are not registered with the SEC, or any state securities commission, and are not listed on any national securities exchange. There is less readily available or reliable information about most senior loans than is the case for many other investments, including securities issued in transactions registered under the Securities Act of 1933, as amended, or registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). No active trading market may exist for some senior loans, and some senior loans may be subject to restrictions on resale. A secondary market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may impair the Fund's ability to realize full value and thus cause a material decline in the Fund's NAV. In addition, the Fund may not be able to readily dispose of its senior loans at prices that approximate those at which the Fund could sell such loans if they were more widely traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations. During periods of limited supply and liquidity of senior loans, the Fund's yield may be lower. See "Below Investment Grade Instruments Risk."
If legislation or government regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of senior loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default.
If legislation or government regulations require financial institutions to increase their capital requirements, this may cause financial institutions to dispose of senior loans that are considered highly levered transactions. Such sales could result in prices that, in the opinion of the Adviser, do not represent fair value. If the Fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price the Fund could get for the senior loan may be adversely affected.
The Fund may acquire senior loans through assignments or participations, in addition to direct origination or investments through other funds. The Fund may acquire senior loans through assignment and may elevate a participation interest into an assignment as soon as practicably possible. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser's rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. A participation typically results in a contractual relationship only with the institution offering the participation, not with the borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions.

When the Fund acquires a senior loan through a participation, the Fund faces credit risk and counterparty risk. In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will be exposed to the credit risk of both the borrower and the institution selling the participation. Further, in purchasing participations in lending syndicates, the Fund will not be able to conduct the due diligence on the borrower or the quality of the senior loan with respect to which it is buying a participation that the Fund would otherwise conduct if it were investing directly in the senior loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the borrower or the senior loan than the Fund expected when initially purchasing the participation.
Special Situations and Distressed Investments
The Fund seeks to invest in securities and other obligations of companies that are in special situations involving significant financial or business distress, including companies involved in bankruptcy or other reorganization and liquidation proceedings. Although such investments may result in significant returns for the Fund, they involve a substantial degree of risk. The level of analytical sophistication, both financial and legal, necessary for successful investment in distressed assets is unusually high. There is no assurance that the Fund will correctly evaluate the value of the assets collateralizing the Fund's investments or the prospects for a successful reorganization or similar action in respect of any company. In any reorganization or liquidation proceeding relating to a company in which the Fund invests, the Fund may lose its entire investment, may be required to accept cash or securities with a value less than the Fund's original investment and/or may be required to accept payment over an extended period of time. Troubled company investments and other distressed asset-based investments require active monitoring.
Specialty Finance
The Fund may arrange credit facilities with other lenders, fund managers and originators of risk assets. The Fund may also invest in other funds that focus on similar specialty finance transactions. Specialty finance investments can take form in a wide variety of forms, structures and terms. In general, the debt financing is typically arranged in the form of a senior secured credit facility and provided on the basis of pre-defined parameters and limitations on the types of loans or investments it can be used to fund. In certain cases, the Fund will be directly exposed to the credit risk of the borrower's balance sheet, however this risk is typically mitigated by the senior position of the facility and therefore any losses are first borne by the borrower. In addition, the facility is typically secured by the borrower's underlying assets, which are typically diversified pools of assets. In the event of default, the Fund may incur additional expenses and will rely on the collection efforts of the Adviser. Terms of a facility will vary but are typically commitments of a few years in duration or less. There is no reliable secondary market to liquidate the exposures in advance of the maturity date.
Structured Products Risk
Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk.
The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. Although certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product's administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.  Certain structured products may be thinly traded or have a limited trading market.

Subordinated and Unsecured or Partially Secured Loans Risk
The Fund may invest in unsecured loans and secured subordinated loans, including second and lower lien loans. Second lien loans are generally second in line in terms of repayment priority. A second lien loan may have a claim on the same collateral pool as the first lien or it may be secured by a separate set of assets. Second lien loans generally give investors priority over general unsecured creditors in the event of an asset sale. The priority of the collateral claims of third or lower lien loans ranks below holders of second lien loans and so on. Such junior loans are subject to the same general risks inherent to any loan investment, including credit risk, market and liquidity risk, and interest rate risk. Due to their lower place in the borrower's capital structure and possible unsecured or partially secured status, such loans involve a higher degree of overall risk than senior loans of the same borrower.
Taxation Risk
By investing in certain litigation and specialty financing arrangements, the Fund will obtain exposure to these arrangements within the federal tax requirements that apply to the Fund.  Typically, any gains or losses from trading in Section 1256 futures contracts, such as exchange-traded commodity futures contracts, are taxed 60% as long-term capital gains/losses and 40% short term capital gains/losses.
Trade Finance
Trade finance as an asset class typically consists of the financing of goods or materials during the time it takes to transport the goods from one geographic location to another. The Fund may invest in trade finance, structured trade finance, export finance, and project finance, or related obligations of companies or other entities with potential for exposure to emerging markets, all through a variety of forms, structures, and terms. Investing in trade finance may present emerging market risk, where the Fund considers risks tied to political and economic factors (different and often more complex than those faced domestically), ranging from but not limited to: expropriation, confiscation, nationalization, election, or war. Emerging market risk can also produce risk associated with loan market health, additional costs, regulatory practices, accounting standards, credit systems, taxation, and currency risk. Additionally, trade finance may entail transportation and warehousing risk, legal risk, collateral value risk, liquidity risk, and global market risk. Counterparty risk exists in default and fraud, as well as custody risks of theft and natural disaster. Finally, if an underlying buyer does not follow through on its contractual purchase, the Fund bears the price risk of reselling the goods to a new buyer.
Uncertain Tax Treatment
The Fund may invest a portion of its net assets in "below investment grade" or "high yield" or "junk" instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount ("OID") or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, in order to seek to ensure that it distributes sufficient income to ensure that it does not become subject to U.S. federal income or excise tax.

Risks Relating to the Fund's RIC Status
To qualify and remain eligible for the special tax treatment accorded to RICs and their shareholders under the Code, the Fund must meet certain source-of-income, asset diversification and annual distribution requirements. Very generally, in order to qualify as a RIC, the Fund must derive at least 90% of its gross income for each taxable year from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, net income derived from an interest in a qualified publicly traded partnership or other income derived with respect to its business of investing in stock or other securities and currencies. The Fund must also meet certain asset diversification requirements at the end of each quarter of each of its taxable years. Failure to meet these diversification requirements on the last day of a quarter may result in the Fund having to dispose of certain investments quickly in order to prevent the loss of RIC status. Any such dispositions could be made at disadvantageous prices or times, and may result in substantial losses to the Fund. In addition, in order to be eligible for the special tax treatment accorded to RICs, the Fund must meet the annual distribution requirement, requiring it to distribute with respect to each taxable year at least 90% of the sum of its "investment company taxable income" (generally its taxable ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any) and its net tax-exempt income (if any), to its shareholders. If the Fund fails to qualify as a RIC for any reason and becomes subject to corporate tax, the resulting corporate taxes could substantially reduce its net assets, the amount of income available for distribution and the amount of its distributions. Such a failure would have a material adverse effect on the Fund and its shareholders. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions in order to re-qualify as a RIC.
RIC-Related Risks of Investments Generating Non-Cash Taxable Income
Certain of the Fund's investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the Fund may invest in loans and other debt obligations that will be treated as having "market discount," PIK interest or income, and/or OID for U.S. federal income tax purposes. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, borrow, raise additional equity capital, make taxable distributions of its shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes net capital gains from such liquidation transactions, its shareholders may receive larger capital gain distributions than they would in the absence of such transactions.
Valuation Risk
Unlike the national exchanges for publicly traded common stock, there is no central place or exchange for credit-related instruments, such as loans or other debt instruments to trade. Loans and other debt instruments generally trade on an OTC market, which may be anywhere in the world where a buyer and seller can settle on a price. Due to the lack of centralized information and trading, the valuation of debt instruments may carry more risk than that of common stock. Uncertainties in the conditions of the financial market, unreliable reference data, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing. Although fair value estimates provided by the Adviser integrate observable inputs, to the extent the Adviser relies on unobservable inputs and subjective judgements, fair value estimates will be subject to heightened risk of inaccuracy.  In addition, other market participants may value securities and other instruments differently than the Fund. As a result, the Fund may be subject to the risk that when a loan or other debt instrument is sold in the market, the amount received by the Fund is less than the value of such loans or other debt instruments carried on the Fund's books.

Warehousing Facilities
 The Fund may provide warehousing credit facilities to a variety of lenders, funds, platforms, companies and/or other entities. These facilities are typically secured by a borrower's investment activities, acquisitions and lending assets. The intent of such facilities is to provide the borrower with short-term financing to support their ongoing investment activities in an anticipation of redistribution of the same assets to another capital provider, such as a fund, a platform or public offering. The facilities may also be used to season certain investment assets, as required by tax, legal or regulatory requirements, before passing from one legal entity to another. Although such facilities are intended to be short-term in nature, there can be no assurance that the borrower will be successful in redistributing the assets as intended to the long-term providers of capital. In such cases, the length of the exposure to such assets may extend considerably, and in certain circumstances, may lead to the Fund owning such assets outright which may further lengthen the term of exposure. In certain situations, the value of the assets may decline considerably over the life of the exposure resulting in adverse results for the Fund.
MANAGEMENT OF THE FUND

Trustees and Officers

The Board of Trustees is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board of Trustees is comprised of four Trustees. The Trustees are responsible for the Fund's overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund's investment adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board of Trustees, are set forth under "Management" in the SAI.

Investment Adviser

The Adviser, located at 3550 Lenox Road NE, Suite 2550, Atlanta, GA 30326, serves as the Fund's investment adviser. The Adviser serves ETFs as well as the Fund and is registered with the SEC under the Investment Advisers Act of 1940, as amended (the "Advisers Act") with approximately $843 million in discretionary assets under management as of May 31, 2024.  G. Bradley Ball is deemed to be a control person of the Adviser.

Under the general supervision of the Board of Trustees, the Adviser carries out the investment and reinvestment of the net assets of the Fund, furnishes continuously an investment program with respect to the Fund, and determines which securities should be purchased, sold or exchanged. In addition, the Adviser supervises and provides oversight of the Fund's service providers. The Adviser furnishes to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser may employ research services and service providers to assist in the Adviser's market analysis and investment selection. The Adviser compensates all Adviser personnel who provide services to the Fund.

A discussion regarding the basis for the Board of Trustees' approval of the Advisory Agreement is available in the Fund's annual report to shareholders dated March 31, 2024.

Pursuant to the Advisory Agreement, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a Management Fee calculated at an annual rate of 1.65% of the Fund's average daily net assets. The Management Fee will be payable monthly in arrears.

The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, to waive its management fees and to pay or absorb the ordinary operating expenses of the Fund (excluding borrowing costs, dividends and interest on securities sold short, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund's ordinary annual operating expenses exceed 1.99% per annum of the Fund's average daily net assets attributable to shares. Such Expense Limitation Agreement will expire on July 31, 2025, and may not be terminated by the Adviser, but it may be terminated by the Fund's Board of Trustees, upon written notice to the Adviser. The current limitation threshold reflects a reduction from the previous limitation of 2.05%.

Any waiver and reimbursement by the Adviser is subject to repayment by the Fund within three years from the date the Adviser waived or made any payment, if the Fund is able to make the repayment (after the repayment amount is taken into consideration) without exceeding the expense limitation in place at the time of waiver and reimbursement or the current expense limitation.  Any recoupments would be limited to either (1) the expense cap in effect at the time of the waiver, or (2) the expense cap in effect at the time of recapture, whichever is less.

Portfolio Manager

Mark Garfinkel, CFA®.  Mr. Garfinkel has served as portfolio manager of the Adviser since September, 2023.  He is a graduate from Vanderbilt University and the Owen Graduate School of Management, where he earned his BA and MBA. He has 25 years of experience in the investment and wealth management industry, receiving his Chartered Financial Analyst designation in 1993 and working in various roles ranging from Personal Trust Portfolio Manager to Chief Investment Officer and Lead Portfolio Manager for a highly successful small cap growth investment fund.

From 1990 – 2006, Mr. Garfinkel worked with SunTrust Banks and Trusco Capital Management for 16 years managing personal trust and institutional equity and balanced portfolios, before developing and launching a small cap growth investment discipline for the firm.  From 2006 – 2014, following his tenure with SunTrust, Mr. Garfinkel was a founding partner and Chief Investment Officer for Perimeter Capital Management, where he continued as the Lead Portfolio Manager for the firm's small cap growth strategy.  From 2014 – 2022, Mr. Garfinkel took a brief hiatus from the investment business, serving as the CFO and COO for a small payments technology firm located in the Atlanta area until 2020.  Subsequently, Mr. Garfinkel launched his own payments consulting firm, before deciding to return to his roots in investment management. Mr. Garfinkel joined Bison Wealth, LLC, an SEC-registered investment adviser, in May 2022 serving as the Head of Investment Policy and Strategy; and continues to hold this position.

The SAI provides additional information about the Portfolio Manager's compensation, other accounts managed and ownership of Fund shares.

Administrator

U.S. Bank Global Fund Services, 615 East Michigan Street, 3rd Floor, Milwaukee, WI 53202, serves as the Administrator to the Fund.  Pursuant to a fund administration servicing agreement ("Administration Agreement"), the Administrator furnishes the Fund with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Under the Administration Agreement, the Administrator also performs, or oversees the performance of, the Fund's required administrative services, which include, among other things, being responsible for the financial records that the Fund is required to maintain and preparing reports to our shareholders. In addition, the Administrator assists the Fund in determining and publishing its net asset value, oversees the preparation and filing of the Fund's tax returns and the printing and dissemination of reports to the Fund's shareholders, and generally oversees the payment of Fund expenses and the performance of administrative and professional services rendered to the Fund by others. Payments under the Administration Agreement are based on Fund assets and out of pocket expenses of the Administrator. After one year, the Administration Agreement may be terminated by either party without penalty upon 90 days' written notice to the other party.
The Administration Agreement provides that, absent fraud, willful misconduct, bad faith or negligence in the performance of its duties, the Administrator and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from Fund for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of the Administrator's services under the Administration Agreement or otherwise as administrator for the Fund.

Transfer Agent

U.S. Bank Global Fund Services, 615 East Michigan Street, 3rd Floor, Milwaukee, WI 53202, serves as the Fund's Transfer Agent.

Custodian

U.S. Bank, National Association (the Custodian), with a principal place of business at 1555 N. RiverCenter Drive, Suite 302, Milwaukee, WI 53212, serves as custodian for the securities and cash of the Fund's portfolio.  Under a Custody Agreement, the Custodian holds the Fund's assets in safekeeping and keeps all necessary records and documents relating to its duties.

Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Advisory Agreement, including compensation of its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay any expenses of any Trustee of the Fund who is an affiliate of the Adviser.

The Adviser paid the Fund's organizational and offering expenses incurred with respect to its initial offering and such expenses are subject to possible recoupment by the Adviser pursuant to the Expense Limitation Agreement.  The Fund will pay expenses incurred with respect to its continuous offering.  The Fund will bear all costs and expenses of its operations, administration and transactions, including (without limitation) those relating to: the calculating the Fund's net asset value (including the cost and expenses of any independent valuation firm); effecting sales and repurchases of the Fund's shares and other securities; interest payable on debt, if any, to finance the Fund's investments; fees payable to third parties, including agents, consultants or other advisors, relating to, or associated with, monitoring the Fund's financial and legal affairs for the Fund, providing administrative services, monitoring the Fund's investments and evaluating and making investments, including fees and expenses associated with performing due diligence reviews of prospective investments and management fees; transfer agent and custodial fees; fees and expenses associated with marketing efforts to the extent permitted by a plan of distribution adopted by the Board of Trustees; costs associated with the Fund's reporting and compliance obligations under the 1940 Act, the Exchange Act and other applicable federal and state securities laws, and ongoing stock exchange fees; federal, state and local taxes; independent Trustees' fees and expenses; brokerage commissions; costs of proxy statements, shareholders' reports and other communications with shareholders, including printing costs; the Fund's allocable portion of the fidelity bond, directors' and officers' liability insurance, errors and omissions liability insurance and other insurance premiums; direct costs and expenses of administration, including printing, mailing, telephone and staff; fees and expenses associated with independent audits and outside legal costs; investment advisory and management fees; administration fees, if any, payable under the Administration Agreement between the Fund and the Administrator; federal and state registration fees; all costs of registration and listing the Fund's shares on any securities exchange; direct costs and expenses of administration, including printing, mailing, long distance telephone, copying, secretarial and other staff, independent auditors and outside legal costs; and all other expenses incurred by the Fund or the Administrator in connection with administering the Fund's business, including payments under the Administration Agreement between the Fund and the Administrator based upon the Fund's allocable portion of the Administrator's overhead and other expenses associated with performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing compliance functions and the allocable portion of the costs of compensation and related expenses of the Fund's chief compliance officer and chief financial officer and their respective administrative support staffs. For the avoidance of doubt, the parties agree that the Fund will bear all expenses associated with contractual obligations of the Fund existing prior to the effective date of this Agreement, including those that may become unnecessary or redundant but cannot be terminated.

The Advisory Agreement authorizes the Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions.  Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund's procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

Control Persons

A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. As of July 1, 2024, the Fund is unaware of any control person.

DETERMINATION OF NET ASSET VALUE

The NAV of shares of the Fund is determined daily, as of the close of regular trading on the NYSE (normally, 4:00 p.m., Eastern Time). The NYSE is closed on weekends and New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Juneteenth National Independence Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. The Fund is offered at NAV. During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the NAV of the shares.

The Fund's NAV per share is calculated by dividing the value of the Fund's total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses of the Fund, less the Fund's other liabilities by the total number of shares outstanding.

In computing NAV, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations. If market quotations are not readily available (collectively, "Fair Valued Securities"), securities are valued at fair value as determined by the Board of Trustees' valuation designee (the Adviser) pursuant to Rule 2a-5 under the 1940 Act. As a general matter, fair value represents the amount that the Fund could reasonably expect to receive if the Fund's investment in the security were sold at the time of valuation, based on information reasonably available at the time the valuation is made and that the Adviser believes to be reliable. As the valuation designee, the Adviser acts under the Board of Trustees' oversight. The Adviser's fair valuation policies and procedures are approved by the Board of Trustees. Fair valuation involves subjective judgments by the valuation in the application of both observable and unobservable attributes, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

Fair Valued Securities are difficult to value, particularly to the extent that their underlying investments are not publicly traded. In the event a Fair Valued Security issuer does not report a value to the Fund on a timely basis, the Adviser determines the fair value of such Fair Valued Security based on the most recent value reported by the issuer of the Fair Valued Security, as well as any other relevant information available at the time the Fund values its investments. In the absence of specific transaction activity in a particular Fair Valued Security, the Adviser will consider whether it is appropriate, in light of all relevant circumstances, to value the Fund's investment in such Fair Valued Security at the NAV reported by the Fair Valued Security issuer at the time of valuation or to adjust the value to reflect a premium or discount.

There is no single standard for determining fair value of a security. Rather, the fair value determinations involve significant professional judgment in the application of both observable and unobservable attributes, and as a result, the calculated NAVs of the Fair Valued Securities' assets may differ from their actual realizable value or future fair value. In determining the fair value of a security for which there are no readily available market quotations, the Adviser may consider several factors, including fundamental analytical data relating to the investment in the security, the nature and duration of any restriction on the disposition of the security, the cost of the security at the date of purchase, the liquidity of the market for the security as well as overall market information and the prices of a group of similar assets. The Adviser may also consider periodic financial statements (audited and unaudited) or other information provided by the issuer to investors or prospective investors. As part of its due diligence of Fair Valued Security investments, the Adviser will attempt to obtain current information on an ongoing basis from market sources, asset managers and/or issuers to value all Fair Valued Securities. However, it is anticipated that portfolio holdings and other value information of the Fair Valued Securities could be available on no more than a quarterly basis. Based on its review of all relevant information, the Adviser may conclude in certain circumstances that the information provided by the asset manager and/or issuer of a Fair Valued Security does not represent the fair value of the Fund's investment in such security.

Before investing in any Fair Valued Security, the Adviser will conduct a due diligence review of the valuation methodology utilized by the issuer of the Fair Valued Security, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with those used by the Fund for valuing its own investments. After investing in a Fair Valued Security, the Adviser will monitor the valuation methodology used by the asset manager and/or issuer of the Fair Valued Security.

As a general matter, the Fund's investments in private debt will be fair valued at the cost of the security as of the date of purchase and generally held at cost subject to the following events: (i) a material change in in interest rates/yields for similar securities;  (ii) a major underlying collateral impairment since origination; (iii) interest and/or principal payment default; (iv) a fundamental change that has not been reflected in cost that puts recoverability in serious doubt; and (v) an expected partial/full sale of security to a third party at a different price than estimated fair value.  The Fund's investments in pooled investment vehicles will be fair valued at the cost of the security as of the date of purchase and subsequently valued at the pooled investment vehicle's net asset value, as determined by such pooled investment vehicle's manager.
For purposes of determining the NAV of the Fund, readily marketable portfolio securities listed on the NYSE are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day or if market prices may be unreliable because of events occurring after the close of trading, then the security is valued by such method as the Adviser determines in good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a like manner. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the consolidated tape at the close of the exchange representing the principal market for such securities. Securities trading on the NASDAQ are valued at the NASDAQ official closing price.

Readily marketable securities traded in the over-the-counter market, including listed securities whose primary market is believed by the Adviser to be over-the-counter, are valued at the mean of the current bid and asked prices as reported by the NASDAQ or, in the case of securities not reported by the NASDAQ or a comparable source, as the Adviser deems appropriate to reflect their fair market value.

Where securities are traded on more than one exchange and also over-the-counter, the securities will generally be valued using the quotations the Board of Trustees believes reflect most closely the value of such securities.

Non-dollar-denominated securities, if any, are valued as of the close of the NYSE at the closing price of such securities in their principal trading market, but may be valued at fair value if subsequent events occurring before the computation of NAV materially have affected the value of the securities. Trading may take place in foreign issues held by the Fund, if any, at times when the Fund is not open for business. As a result, the Fund's NAV may change at times when it is not possible to purchase or sell shares of the Fund. The Fund may use a third-party pricing service to assist it in determining the market value of securities in the Fund's portfolio.

The Adviser provides the Board of Trustees with periodic reports that discuss the functioning of the fair valuation process, if applicable to that period, and that identify issues and valuations problems that have arisen, if any.

CONFLICTS OF INTEREST

The members of the senior management and investment team of the Adviser serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund, or of investment funds managed by the same personnel. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the Fund's best interests or in the best interest of the Fund's shareholders. The Fund's investment objective may overlap with the investment objective of such investment funds, accounts or other investment vehicles. In particular, the Fund relies on the Adviser to manage the Fund's day-to-day activities and to implement the Fund's investment strategy. The Adviser and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities that are unrelated to the Fund. As a result of these activities, the Adviser, its officers and employees and certain of its affiliates will have conflicts of interest in allocating their time between the Fund and other activities in which they are or may become involved, including the management of its affiliated funds and business opportunities outside the Adviser. The Adviser and its officers and employees will devote only as much of its or their time to the Fund's business as the Adviser and its officers and employees, in their judgment, determine is reasonably required, which may be substantially less than their full time.

The Adviser manages other funds that will invest primarily in debt and/or equity of companies similar to the companies that the Fund targets for investment. Therefore, there may be certain investment opportunities that satisfy the investment criteria for such funds and the Fund.

Neither the Adviser nor individuals employed by the Adviser are generally prohibited from raising capital for and managing other investment entities that make the same types of investments that the Fund targets. As a result, the time and resources that these individuals may devote to the Fund may be diverted. In addition, the Fund may compete with any such investment entity for the same investors and investment opportunities.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to repurchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund's outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (a "Repurchase Request Deadline"). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the

Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a "Repurchase Pricing Date").

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the "Repurchase Request Deadline," which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder's address of record, or credited directly to a predetermined bank account on the date such payment is made (the "Repurchase Payment Date"), which will be no more than seven days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board of Trustees, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (a "Repurchase Offer Amount") for a given Repurchase Request Deadline. The Repurchase Offer Amount will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline. However, investors should not rely on repurchase offers being made in amounts in excess of 5%.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Notice to Shareholders

Approximately 30 days (but no less than 21 days or more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification ("Shareholder Notification"). The Shareholder Notification will contain information shareholders should consider in deciding whether or not to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the "Repurchase Payment Deadline"). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.  Because the NAV applicable to a repurchase is calculated 14 days after the Repurchase Request Deadline, a shareholder will not know its repurchase price until after the shareholder has irrevocably tendered its shares.

Repurchase Price

The repurchase price of the shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-800-632-4027 to learn the NAV.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder's address of record, or credited directly to a predetermined bank account on the Repurchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount (the "Liquidity Amount") from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Liquidity Amount shall consist of (i) assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, of assets that mature by the next Repurchase Payment Deadline, (ii) assets borrowed by the Fund (e.g., by drawing under the Fund's credit facility, if any), or (iii) through access to a line of credit.  The Board of Trustees has adopted procedures that are reasonably designed to ensure that the Fund's assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board of Trustees will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from borrowing proceeds, available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund's portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund's expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund's NAV.

Repurchase of the Fund's shares will tend to reduce the amount of outstanding shares and, depending upon the Fund's investment performance, its net assets. A reduction in the Fund's net assets would increase the Fund's expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund's quarterly repurchase offers are a shareholder's only means of liquidity with respect to the shareholder's shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder's descendants to transfer shares in the event of such shareholder's death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

Discretionary Repurchase Offers

Under paragraph (c) of Rule 23c-3, in addition to its quarterly repurchase of shares, the Fund may offer to repurchase its shares on a discretionary basis, provided that (i) the offer is made to all Fund shareholders, (ii) the offer is made no more frequently than every two years, and (iii) certain other conditions of Rule 23c-3 are met.

DISTRIBUTION POLICY

The Fund's distribution policy is to make quarterly distributions to shareholders. The Adviser seeks to construct a portfolio that will support an annual distribution rate of 8% of NAV (2% per quarter based on end-of-quarter NAV). Distributions may be funded from borrowing proceeds, available cash or sales of portfolio securities. If, for any distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then assets of the Fund may be sold and the difference will generally be a tax-free return of capital distributed from the Fund's assets. The Fund's final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund's current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets).

This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder's assets being invested in the Fund and, over time, increase the Fund's expense ratio.

Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See "Dividend Reinvestment Policy."

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund's shareholders each period. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

The Board of Trustees reserves the right to change the quarterly distribution policy from time to time.

Tax Consequences of Certain Distributions. As stated above, shareholders receiving periodic payments from the Fund may be under the impression that they are receiving net profits. However, all or a portion of a distribution may consist of a return of capital. Shareholders should not assume that the source of a distribution from the Fund is net profit. A return of capital is not taxable to a shareholder unless it exceeds a shareholder's tax basis in the shares. Returns of capital reduce a shareholder's tax cost (or "tax basis"). Once a shareholder's tax basis is reduced to zero, any further return of capital would be taxable. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares. As required under the 1940 Act, the Fund will provide a notice to shareholders at the time of distribution when such distribution does not consist solely of net income. Additionally, each distribution payment will be accompanied by a written statement which discloses the source or sources of each distribution. The Fund will provide disclosures, with each distribution, that estimate the percentages of the current and year-to-date distributions that represent (1) net investment income, (2) capital gains and (3) return of capital. Each year, shareholders subject to IRS reporting will be notified of the source of the Fund's distributions on a Form 1099. At the end of the year, the Fund may be required under applicable law to re-characterize distributions made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. An additional distribution may be made in December, and other additional distributions may be made with respect to a particular fiscal year in order to comply with applicable law.

DIVIDEND REINVESTMENT POLICY

The Fund operates under a dividend reinvestment policy administered by the Transfer Agent. Pursuant to the policy, the Fund's income dividends or capital gains or other distributions (each, a "Distribution" and collectively, "Distributions"), net of any applicable U.S. withholding tax, are reinvested in the Fund.

Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Transfer Agent in writing at Niagara Income Opportunities Fund c/o U.S. Bank Global Fund Services, P.O. Box 701 Milwaukee, WI 53201-0701 or for overnight deliveries c/o U.S. Bank Global Fund Services, 615 East Michigan Street, 3rd Floor, Milwaukee, WI 53202.  Such written notice must be received by the Transfer Agent 30 days prior to the record date of the Distribution, or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. Under the dividend reinvestment policy, the Fund's Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Transfer Agent, on the shareholder's behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund's NAV per share.

The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder's proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Transfer Agent will administer the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder's name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Distributions. See "U.S. Federal Income Tax Matters."

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to the Transfer Agent at Niagara Income Opportunities Fund c/o U.S. Bank Global Fund Services, P.O. Box 701 Milwaukee, WI 53201-0701 or for overnight deliveries c/o U.S. Bank Global Fund Services, 615 East Michigan Street, 3rd Floor, Milwaukee, WI 53202.  Certain transactions can be performed by calling the toll-free number 1-800-632-4027.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund's shares, reflects the federal tax law as of the date of this prospectus, and does not address special tax rules applicable to certain types of investors, such as financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities (including S corporations), persons holding shares of the Fund's common stock in connection with a hedging, straddle, conversion or other integrated transactions, persons engaged in a trade or business in the United States or persons who have ceased to be U.S. citizens or to be taxed as resident aliens, corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund intends to elect to be treated and to qualify each year for taxation as a RIC under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on RICs, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund generally anticipates meeting these distribution requirements.

The Fund intends to make distributions of investment company taxable income after payment of the Fund's operating expenses no less frequently than annually. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund's investment company taxable income (including short-term capital gains) will generally be treated as ordinary income. Distributions of the Fund's net capital gains ("capital gain dividends"), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund's earnings and profits will first reduce the adjusted tax basis of a holder's shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. Given the Fund's investment strategies, it is not anticipated that a significant portion of the Fund's income will be eligible to be designated as qualified dividend income. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e., ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund's taxable year. The Fund will provide shareholders with a written notice reporting the amount of any capital gain distributions and any other distributions.

The Fund will inform its shareholders that are subject to IRS reporting of the source and tax status of all distributions promptly after the close of each calendar year.

A sale or redemption of Fund shares by a shareholder will generally result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder's tax basis in the shareholder's Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.

The repurchase of the Fund's shares may result in a taxable gain or loss to a tendering shareholder. Different tax consequences may apply to tendering and non-tendering shareholders in connection with a repurchase offer. For example, if a shareholder does not tender all of the shareholder's shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes, and may instead constitute a distribution subject to evaluation as a deemed dividend. Alternatively, shareholders who tender all of their shares (including shares deemed owned by such shareholders through application of the constructive ownership rules) will be treated as having sold their shares and generally will realize a capital gain or loss.

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Fund shares) of U.S. individuals, estates and trusts to the extent that such person's "modified adjusted gross income" (in the case of an individual) or "adjusted gross income" (in the case of an estate or trust) exceeds certain threshold amounts.

Adjusted cost basis information is required for covered securities, which generally include shares of a RIC, to the IRS and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on July 27, 2023. The Fund's Agreement and Declaration of Trust (the "Declaration of Trust") provides that the Board of Trustees of the Fund may authorize an unlimited number of shares. The Fund does not intend to hold annual meetings of its shareholders.

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. The Fund offers one share class.

Holders of shares will be entitled to the payment of Distributions when, as and if declared by the Board of Trustees.  The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the Fund. See "Dividend Reinvestment Policy." The 1940 Act may limit the payment of distributions to the holders of shares.

Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund's shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Transfer Agent, a share certificate may be issued at the Fund's discretion for any or all of the full shares credited to an investor's account. Share certificates that have been issued to an investor may be returned at any time. The Transfer Agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. The Transfer Agent will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

The following table shows the amounts of shares of the Fund that have been authorized and are outstanding as of July 21, 2024, of which none were owned by the Fund:

Title of Class	Amount Authorized	Amount Outstanding
Shares of Beneficial Interest	Unlimited	6,168,155,653 shares

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board of Trustees, and could have the effect of depriving the Fund's shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. Each Trustee is elected for an indefinite term and does not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees.  The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund's asset, or liquidation.
The Declaration of Trust includes provisions that could have the effect of limiting the ability of a shareholder to bring a derivative action. In addition to the requirements of Delaware law, no shareholder may bring a derivative or similar action or proceeding on behalf of the Fund to recover a judgment in its favor (a "Derivative Action") unless certain requirements are met, including that, prior to the commencement of such Derivative Action, the complaining shareholders have made a written demand on the Trustees requesting that the Trustees cause the Fund to file the action itself. The written demand and conditions thereto, shall not apply to claims arising under federal securities law. Within 90 calendar days of the receipt of a shareholder demand submitted in accordance with the requirements of Delaware law and the Declaration of Trust, the independent Trustees will consider the merits of the claim and determine whether maintaining a suit would be in the best interests of the Fund. This 90-day period may be extended by the independent Trustees up to 60 calendar days. The Declaration of Trust provides that a complaining shareholder whose demand is rejected or dismissed shall be responsible for the costs and expenses (including attorneys' fees) incurred by the Fund in connection with its consideration of the demand, however, such reimbursement of costs and expenses shall not apply to claims arising under federal securities laws. The Declaration of Trust provides that shareholders irrevocably waive all right to trial by jury in any claim, suit, action or proceeding, including Derivation Actions.  With the exception of claims arising under federal securities laws, the Declaration of Trust provides that claims must be brought exclusively in a Delaware state court, which could limit shareholder suits to an inconvenient and less favorable forum.
Reference should be made to the Declaration of Trust, which has been filed with the SEC, for the full text of these provisions.
PLAN OF DISTRIBUTION

Foreside Fund Services, LLC, a wholly owned subsidiary of Foreside Financial Group, LLC (dba ACA Group) located at Three Canal Plaza, Suite 100, Portland, ME 04101, serves as the Fund's principal underwriter, within the meaning of the 1940 Act, and acts as the Distributor of the Fund's shares on a commercially reasonable efforts basis, subject to various conditions.  The Distributor is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Fund's shares are offered for sale through the Distributor at NAV. The Distributor also may enter into selected dealer agreements with other broker-dealers for the sale and distribution of the Fund's shares. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund's shares, but will use commercially reasonable efforts to sell the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Fund shares. The Fund is not subject to a distribution fee.

The Adviser or its affiliates, in the Adviser's discretion and from their own resources (which may include the Adviser's legitimate profits from the management fee it receives from the Fund), may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares (the "Additional Compensation"). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker's or dealer's registered representatives, placement of Niagara on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker's or dealer's registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Transfer Agent. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, "Financial Intermediaries"). Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary's name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor's account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund's NAV next computed after it is received by the Financial Intermediary.

•Investors may be charged a fee if they effect transactions through an intermediary, broker or agent.
•The Fund has authorized one or more brokers to receive on its behalf purchase and redemption orders.
•Such brokers are authorized to designate other intermediaries to receive purchase and redemption orders on the Fund's behalf.
•The Fund will be deemed to have received a purchase or redemption order when an authorized broker or, if applicable, a broker's authorized designee, receives the order.
•Customer orders will be priced at the Fund's NAV next computed after they are received by an authorized broker or the broker's authorized designee.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Niagara Income Opportunities Fund to:

Niagara Income Opportunities Fund
c/o
U.S. Bank Global Fund Services
P.O. Box 701
Milwaukee, WI 53201-0701

or for overnight or express mail deliveries

Niagara Income Opportunities Fund
c/o
U.S. Bank Global Fund Services
615 East Michigan Street, 3rd Floor
Milwaukee, WI 53202

All checks must be in U.S. Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler's checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

The transfer agent will charge a $25 fee against an investor's account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the Transfer Agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the Transfer Agent. Upon receipt of the completed account application, the Transfer Agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor's bank to send the wire. An investor's bank must include both the name of the Fund, the account number, and the shareholder's name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-800-632-4027 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund's designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

Wire to:	U.S. Bank N.A.
ABA Number:	075000022
Credit:	U.S. Bancorp Fund Services, LLC
Account:	112-952-137
Further Credit:	Niagara Income Opportunities Fund (Shareholder Name/Account Registration) (Shareholder Account Number)
By Wire — Subsequent Investments

Before sending a wire, investors must contact 1-800-632-4027 to advise it of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern Time to be eligible for same day pricing. The Fund, and its agents, including the Transfer Agent and Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund's Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. Please contact the Fund at 1-800-632-4027 for more information about the Fund's Automatic Investment Plan.

By Telephone

Investors may purchase additional shares of the Fund by calling 1-800-632-4027. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4:00 p.m. Eastern Time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, the Transfer Agent will verify certain information on each account application as part of the Fund's Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call the offices of the Niagara Income Opportunities Fund at 1-800-632-4027 for additional assistance when completing an application.

If the Transfer Agent does not have a reasonable belief of the identity of a customer, the account will be rejected, or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.

Purchase Terms

Fund shares are sold at the prevailing NAV per share and are not subject to any upfront sales charge. The Fund is not subject to a distribution fee, or early withdrawal charges. Fund shares may only be available through certain financial intermediaries. Because the shares of the Fund are sold at the prevailing NAV per share without an upfront sales charge, the entire amount of your purchase is invested immediately. The Fund's shares require a minimum initial investment of $1,000 and $100 for subsequent investments.  However, investment advisers may aggregate client accounts for the purpose of meeting the minimum investment.  Also, the Fund or the Adviser may waive the minimum investment at either's discretion.

LEGAL MATTERS

Certain legal matters regarding the validity of the shares offered hereby have been passed upon for the Fund by Thompson Hine LLP, 41 South High Street, Suite 1700, Columbus, OH 43215.

REPORTS TO SHAREHOLDERS

The Fund will send to its shareholders unaudited semiannual and audited annual reports, including a list of investments held.

HOUSEHOLDING

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semiannual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Before doing so, the Fund will obtain the written consent of the affected shareholder(s) or send the affected shareholder(s) a separate written notification of its intent to do so. Once implemented, a shareholder must call 1-800-632-4027 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning 30 days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cohen & Company, Ltd. ("Cohen") is the Fund’s independent registered public accounting firm. Cohen has offices located at 1350 Euclid Avenue, Suite 800, Cleveland, OH 44115.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

GENERAL INFORMATION AND HISTORY	1
INVESTMENT OBJECTIVE AND POLICIES	1
PORTFOLIO TURNOVER	24
MANAGEMENT OF THE FUND	25
CODES OF ETHICS	31
PROXY VOTING POLICIES AND PROCEDURES	31
CONTROL PERSONS AND PRINCIPAL HOLDERS	31
INVESTMENT ADVISORY AND OTHER SERVICES	32
PORTFOLIO MANAGER	33
ALLOCATION OF BROKERAGE	34
TAX STATUS	36
OTHER INFORMATION	40
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	41
FINANCIAL STATEMENTS	41
APPENDIX A –PROXY VOTING POLICY	A-1

PRIVACY NOTICE	August 2023

FACTS	WHAT DOES NIAGARA INCOME OPPORTUNITIES FUND DO WITH YOUR PERSONAL INFORMATION?
Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.
What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include:
• Social Security number • Assets • Retirement Assets • Transaction History • Checking Account Information	• Purchase History • Account Balances • Account Transactions • Wire Transfer Instructions
When you are no longer our customer, we continue to share your information as described in this notice.
How?	All financial companies need to share customers' personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers' personal information; the reasons Niagara Income Opportunities Fund chooses to share; and whether you can limit this sharing.

REASONS WE CAN SHARE YOUR PERSONAL INFORMATION	Does Niagara Income Opportunities Fund share?	Can you limit this sharing?
For our everyday business purposes — such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes — to offer our products and services to you	No	We don't share
For joint marketing with other ﬁnancial companies	No	We don't share
For our affiliates' everyday business purposes — information about your transactions and experiences	No	We don't share
For our affiliates' everyday business purposes — information about your creditworthiness	No	We don't share
For nonaffiliates to market to you	No	We don't share

QUESTIONS?	Call 1-800-632-4027

WHO WE ARE
Who is providing this notice?	Niagara Income Opportunities Fund
WHAT WE DO
How does Niagara Income Opportunities Fund protect my personal information?
To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.
Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does Niagara Income Opportunities Fund collect my personal information?
We collect your personal information, for example, when you
• Open an account
• Provide account information
• Give us your contact information
• Make deposits or withdrawals from your account
• Make a wire transfer
• Tell us where to send the money
• Tells us who receives the money
• Show your government-issued ID
• Show your driver's license

We also collect your personal information from other companies.

Why can't I limit all sharing?
Federal law gives you the right to limit only
• Sharing for affiliates' everyday business purposes – information about your creditworthiness
• Affiliates from using your information to market to you
• Sharing for nonaffiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

DEFINITIONS
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. • Niagara Income Opportunities Fund does not share with our affiliates.
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies. • Niagara Income Opportunities Fund does not share with nonaffiliates so they can market to you.
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. • Niagara Income Opportunities Fund doesn't jointly market.

PROSPECTUS

NIAGARA INCOME OPPORTUNITIES FUND

Shares of Beneficial Interest
August 1, 2024

Liquid Strategies, LLC
Investment Adviser

All dealers that buy, sell or trade the Fund's shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund's Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 486(b)
File No. 333-274697

STATEMENT OF ADDITIONAL INFORMATION
August 1, 2024

NIAGARA INCOME OPPORTUNITIES FUND
(NAGRX)
Principal Executive Offices
3550 Lenox Road NE, Suite 2550
Atlanta, GA 30326
770-350-8700

This Statement of Additional Information ("SAI") is not a prospectus. This SAI should be read in conjunction with the prospectus of Niagara Income Opportunities Fund (the "Fund"), dated August 1, 2024 (the "Prospectus"), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the shares of the Fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this SAI is truthful or complete. Any representation to the contrary is a criminal offense.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund's securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 1-800-632-4027 or by visiting the Fund's website at www.LSfunds.com/NAGRX. Information on the website is not incorporated herein by reference. You may obtain information about the Fund on a website maintained by the U.S. Securities and Exchange Commission ("SEC") at www.sec.gov that contains the Fund's SAI, material incorporated by reference, and other information regarding the Fund. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

GENERAL INFORMATION AND HISTORY

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on July 27, 2023. The Fund's principal executive office is located at 3550 Lenox Road NE, Suite 2550, Atlanta, GA 30326, and its telephone number is (770) 350-8700.  The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund's investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below. The Fund may issue an unlimited number of shares of beneficial interest. All shares of the Fund have equal rights and privileges. Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote. In addition, each share of the Fund is entitled to participate, equally with other shares (i) in dividends and distributions declared by the Fund and (ii) upon liquidation, in the distribution of its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid, non-assessable and fully transferable when issued and have no pre-emptive, conversion or exchange rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share. The Fund offers one class of shares.

Liquid Strategies, LLC (the "Adviser") serves as the Fund's investment adviser.

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

The Fund's investment objective is current income.

Fundamental Policies

The Fund's stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (i.e., the Fund's outstanding shares), are listed below. For the purposes of this SAI, "majority of the outstanding voting securities of the Fund" means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1)    Borrow money, except to the extent permitted by the 1940 Act (which currently limits borrowing to no more than 33-1/3% of the value of the Fund's total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.
(2)    Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund's total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund's total assets).
(3)    Purchase securities on margin, sell securities short, or write puts or calls.
(4)    Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public).

(5)    Invest 25% or more of the market value of the Fund's total assets in the securities of companies or entities engaged in any one industry or group of industries. This limitation does
1

not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities.
(6)    Purchase or sell commodities, unless acquired as a result of ownership of securities or other investments, except that the Fund may (a) purchase and sell forward and futures contracts and options to the full extent permitted under the 1940 Act, (b) sell foreign currency contracts in accordance with any rules of the Commodity Futures Trading Commission, (c) invest in securities or other instruments backed by or linked to commodities, invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and (d) invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.
(7)    Make loans to others, except (a) where each loan is represented by a note executed by the borrower, (b) through the purchase of debt securities in accordance with the Fund's investment objective and policies, (c) to the extent the entry into a repurchase agreement, in a manner consistent with the Fund's investment policies or as otherwise permitted under the 1940 Act, is deemed to be a loan, and (d) by loaning portfolio securities.
(8)    Purchase or sell real estate or interests in real estate. This limitation is not applicable to investments in marketable securities that are secured by or represent interests in real estate. This limitation does not preclude the Fund from investing in securities that are secured by or represent interests in real estate (e.g., mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).
In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than 5% of the Fund's shares outstanding at net asset value ("NAV") less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline (as defined below in "Repurchases and Transfers of Shares"), or the next business day if the 14th day is not a business day.  The Fund must receive repurchase requests submitted by shareholders in response to the Fund's repurchase offer, on or before the date specified in the repurchase offer (the "Repurchase Request Deadline").  The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days following the date the repurchase offer is made (or the preceding business day if the New York Stock Exchange is closed on that day), as specified by the Fund.

Restrictions and Subsequent Investments. If a restriction involving the Fund's investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund's investment portfolio, resulting from changes in the value of the Fund's total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

Additional Information About Principal Investment Strategies

Bank Loans and Participations. The Fund's investment program may include bank loans and participations. These obligations are subject to unique risks, including (i) the possible avoidance of an investment transaction as a "preferential transfer," "fraudulent conveyance" or "fraudulent transfer," among other avoidance actions, under relevant bankruptcy, insolvency and/or creditors' rights laws, (ii) so-called "lender liability" claims by the issuer of the obligations, (iii) environmental liabilities that may arise with respect to collateral securing the obligations, (iv) limitations on the ability of the Fund to directly
2

enforce its rights with respect to participations and (v) the contractual nature of participations where the Fund takes on the credit risk of the agent bank rather than the actual counterparty.

The Fund may acquire interests in loans either directly (by way of assignment) or indirectly (by way of participation). The purchaser of an assignment typically succeeds to all of the rights and obligations of the assigning institution and becomes a contracting party under the loan agreement with respect to the loan; however, its rights can be more restricted than those of the assigning institution. Participations in a portion of a loan typically result in a contractual relationship only with the institution participating in the interest and not with the obligor. The Fund would, in such a case, have the right to receive payments of principal and interest to which it is entitled only from the institution selling the participation, and not directly from the obligor, and only upon receipt by such institution of such payments from the obligor. As the owner of a participation, the Fund generally will have no right to enforce compliance by the obligor with the terms of the loan agreement or to vote on amendments to the loan agreement, nor any rights of set-off against the obligor, and the Fund may not directly benefit from collateral supporting the loan in which it has purchased the participation. In addition, in the event of the insolvency of the selling institution, the Fund may be treated as a general creditor of such selling institution, and may not have any exclusive or senior claim with respect to the selling institution's interest in, or the collateral with respect to, the applicable loan. Consequently, the Fund will assume the credit risk of both the obligor and the institution selling the participation to the Fund. As a result, concentrations of participations from any one selling institution would subject the Fund to an additional degree of risk with respect to defaults by such selling institution.

Investment Companies. The Fund may invest in registered investment companies (also referred to as "Underlying Funds"), which consist of open-end funds (mutual funds), closed-end funds, business development companies and exchange traded funds. Section 12(d)(1) of the 1940 Act provides that the Fund may not (1) purchase more than 3% of a registered investment company's outstanding shares (the "3% Limit"), (2) invest more than 5% of the Fund's assets in any single such investment company (the "5% Limit"), or (3) invest more than 10% of the Fund's assets in investment companies overall (the "10% Limit"), unless: (i) the underlying investment company and/or the Fund relies on Rule 12d1-4 or has received an order for exemptive relief from such limitations from the SEC; and (ii) the underlying investment company and the Fund take appropriate steps to comply with Rule 12d1-4 or any conditions in an exemptive order, as the case may be.

Statutory Exemption from 5% and 10% Limits. Section 12(d)(1)(F) of the 1940 Act provides that the provisions of Section 12(d)(1) do not apply to securities purchased or otherwise acquired by the Fund if (i) immediately after such purchase or acquisition not more than 3% of the total outstanding stock of such registered investment company is owned by the Fund and all affiliated persons of the Fund and (ii) the Fund has not, and is not proposing to, offer or sell any security issued by the Fund through a principal underwriter or otherwise at a public or offering price that includes a sales load of more than 1.5% ( "Sales Load Limit"). Section 12(d)(1)(F) also requires that an investment company that issues shares to the Fund pursuant to Section 12(d)(1)(F) shall not be required to redeem its shares in an amount exceeding 1% of such investment company's total outstanding shares in any period of less than thirty days. Finally, Section 12(d)(1)(F) requires that the Fund (or the Adviser, acting on behalf of the Fund) comply with the following voting restrictions: when the Fund exercises voting rights, by proxy or otherwise, with respect to investment companies owned by the Fund, the Fund will either seek instruction from the Fund's shareholders with regard to the voting of all proxies and vote in accordance with such instructions, or vote the shares held by the Fund in the same proportion as the vote of all other holders of such security.

Purchases by "Affiliated Persons" of the Fund. The 3% Limit applies to purchases in aggregate by the Fund and any "affiliated persons" (as defined in the 1940 Act). Accordingly, when affiliated persons hold shares of any of the Underlying Funds, the Fund's ability to invest fully in shares of those Underlying Funds is restricted, and the Adviser must then, in some instances, select alternative investments that would not have been its first preference. The 1940 Act also provides that an Underlying Fund whose shares are purchased by the Fund will be obligated to redeem shares held by the Fund only in an amount up to 1% of the Underlying Fund's outstanding securities during any period of less than 30 days. Shares
3

held by the Fund in excess of 1% of an Underlying Fund's outstanding securities, therefore, will be considered not readily marketable securities, which, together with other such securities.

"Covenant-Lite" Loans. The loan investments that the Fund holds may include "covenant-lite" or "cov-lite" loans. Cov-lite loans have fewer protective covenants than traditional loans have, which means that they are issued with fewer restrictions on the counterparty and fewer protections for the lender. For example, cov-lite loans tend to be more flexible with regard to the counterparty's collateral and level of income and the loan's payment terms, and they tend to have fewer requirements intended to protect the lender's safety, such as financial maintenance tests that measure the debt-service capabilities of the counterparty. Cov-lite loans therefore may carry more risk to the lender (i.e., the Fund as investor) than traditional loans do.

"Unitranche" Loans. The Fund's first lien loans may also include “unitranche” loans. Unitranche loans combine characteristics of traditional first lien senior secured loans as well as second lien and subordinated loans. Unitranche loans will expose the Fund to the risks associated with second lien and subordinated loans to the extent that the Fund invests in the "last out" tranche of a given unitranche loan.

Debtor-in-Possession ("DIP") Loans. The Fund may invest in or extend loans to companies that have filed for protection under Chapter 11 of the U.S. Bankruptcy Code. DIP financings allow the entity to continue its business operations while reorganizing under Chapter 11 and such financings must be approved by the bankruptcy court. These DIP loans are most often working-capital facilities put into place at the outset of a Chapter 11 case to provide the debtor with both immediate cash and the ongoing working capital that will be required during the reorganization process. DIP financings are typically fully secured by a lien on the debtor's otherwise unencumbered assets or secured by a junior lien on the debtor's encumbered assets (so long as the loan is fully secured based on the most recent current valuation or appraisal report of the debtor). DIP financings are often required to close with certainty and in a rapid manner in order to satisfy existing creditors and to enable the issuer to emerge from bankruptcy. There is a risk that the counterparty will not emerge from Chapter 11 bankruptcy proceedings and be forced to liquidate its assets under Chapter 7 of the U.S. Bankruptcy Code. In the event of liquidation, the Fund's only recourse will be against the property securing the DIP financing.

Direct Lending. The Fund may participate in direct loan investments as a non-principal investment strategy. Direct loans typically consist of intermediate- to long-term borrowings by companies that are originated directly by lenders without the traditional intermediary role of a bank or broker. To the extent the Fund is the sole lender in privately offered debt, it may be solely responsible for the expense of servicing that debt, including, if necessary, taking legal actions to foreclose on any security instrument securing the debt. This may increase the risk and expense to the Fund compared to syndicated or publicly offered debt.

Restricted and Illiquid Securities. The Fund may not be able to readily dispose of illiquid securities at prices that approximate those at which the Fund could sell such securities if they were more widely traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations.

The Fund may purchase certain securities ("Rule 144A Securities") eligible for resale to qualified institutional buyers as contemplated by Rule 144A under the Securities Act. Rule 144A provides an exemption from the registration requirements of the Securities Act for the resale of certain restricted securities to certain qualified institutional buyers. One effect of Rule 144A is that certain restricted securities may be considered liquid, though no assurance can be given that a liquid market for Rule 144A Securities will develop or be maintained. However, where a substantial market of qualified institutional buyers has developed for certain unregistered securities purchased by the Fund pursuant to Rule 144A under the Securities Act, the Fund intends to treat such securities as liquid securities in accordance with procedures approved by the Board of Trustees. Because it is not possible to predict with assurance how the market for Rule 144A Securities will develop, the Board of Trustees has directed the Adviser to
4

monitor carefully any Fund investments in such securities, with particular regard to trading activity, availability of reliable price information and other relevant information. To the extent that, for a period of time, qualified institutional buyers cease purchasing restricted securities pursuant to Rule 144A, the Fund's investment in such securities may have the effect of increasing the level of illiquidity in its investment portfolio during such period.

Rights Offerings and Warrants to Purchase. The Fund may participate in rights offerings and may purchase warrants, which are privileges issued by corporations enabling the owners to subscribe to and purchase a specified number of shares of the corporation at a specified price during a specified period of time. Subscription rights normally have a short life span to expiration. The purchase of rights or warrants involves the risk that the Fund could lose the purchase value of a right or warrant if the right to subscribe to additional shares is not exercised prior to the rights' and warrants' expiration. Also, the purchase of rights and/or warrants involves the risk that the effective price paid for the right and/or warrant added to the subscription price of the related security may exceed the value of the subscribed security's market price such as when there is no movement in the level of the underlying security.

Special Situations. The Fund may invest in companies undergoing workouts, liquidations, reorganizations, bankruptcies, insolvencies or other fundamental changes or similar transactions. In any investment opportunity involving any such type of special situation, there exists the risk that the contemplated transaction will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities, the value of which will be less than the purchase price to the Fund of the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including but not limited to (i) intervention of a regulatory agency, (ii) market conditions resulting in material changes in securities prices, (iii) compliance with any applicable bankruptcy, insolvency or securities laws, and (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Fund may invest, there is a potential risk of loss by the Fund of its entire investment in such companies.

Subordinated Debt. The Fund may invest in subordinated debt. Subordinated debt will be structured as unsecured, subordinated debt that provides for relatively high, fixed interest rates that provides the Fund with significant current interest income. This debt typically will have interest-only payments (often representing a combination of cash pay and payment-in-kind ("PIK") interest) in the early years, with amortization of principal deferred to maturity. Subordinated debt generally allows the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. Subordinated debt is generally more volatile than secured debt and may involve a greater risk of loss of principal. Subordinated debt often includes a PIK feature, which effectively operates as negative amortization of loan principal, thereby increasing credit risk exposure over the life of the debt.

Unsecured Debt. The Fund may invest in unsecured debt. Unsecured debt, including senior unsecured and subordinated debt, will not be secured by any collateral and will be effectively subordinated to the borrower's secured indebtedness (to the extent of the collateral securing such indebtedness) and will typically have maturities of three to ten years.

Certain Bankruptcy and Insolvency Issues. Some of the companies in which the Fund may invest may be involved in a complex bankruptcy or insolvency proceeding in the United States or elsewhere. There are a number of significant risks inherent in the bankruptcy or insolvency process. The Fund cannot guarantee the outcome of any bankruptcy or insolvency proceeding.

Under U.S. bankruptcy proceedings or other insolvency proceedings, the Fund may risk taking a loss on its investment and having its claim released or discharged against the debtor and third parties. For example, under a plan of reorganization, the Fund could receive a cash distribution for less than its initial
5

investment or receive securities or other financial instruments in exchange for its claims, which then could be discharged and released against the debtor or other third parties. In addition, under U.S. bankruptcy proceedings, a debtor can effectuate a sale of assets with a purchaser acquiring such assets free and clear of any claims or liens underlying the Fund's investment with the Fund having only potential recourse to the proceeds of the sale.

Under certain circumstances, payments to the Fund may be reclaimed, recharacterized or avoided if any such payment or distribution is later determined by the applicable court to have been a fraudulent conveyance, fraudulent transfer, or a preferential payment, or otherwise subject to avoidance under applicable law. In addition, especially in the case of investments made prior to the commencement of bankruptcy proceedings, creditors can lose their ranking and priority if they exercise "domination and control" of a debtor and other creditors can demonstrate that they have been harmed by such actions.

Many events in a bankruptcy are often beyond the control of the creditors. While creditors may be given an opportunity to object to or otherwise participate in significant actions, there can be no assurance that a court in the exercise of its broad powers or discretion would not approve actions that would be contrary to the interests of the Fund as a creditor.

The duration of a bankruptcy or insolvency proceeding is difficult to predict. A creditor's return on investment can be adversely impacted by delays while a plan of reorganization is being negotiated, approved by the creditors, confirmed by the bankruptcy court or until the plan ultimately becomes effective. Similar delays can occur while a court may be considering a sale or other restructuring transaction. In addition, the administrative costs in connection with a bankruptcy or insolvency proceeding are frequently high and will be paid out of the debtor's estate prior to any return to unsecured creditors or equity holders. If a proceeding involves protracted or difficult litigation, or turns into a liquidation, substantial assets may be devoted to administrative costs. Also, in the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. Further, certain claims that have priority by law (for example, claims for taxes) may be quite substantial.

The effect of a bankruptcy filing on or by a portfolio company may adversely and permanently affect the portfolio company. The portfolio company may lose its market position, going concern value and key employees and otherwise become incapable of restoring itself as a viable entity. If for this or any other reason the proceeding is converted to a liquidation, the liquidation value of the portfolio company may not equal the liquidation value that was believed to exist at the time of the investment.

Equity Securities. In addition to common stocks, the Fund may invest in other types of equity securities, including preferred stocks, convertible securities, warrants and depository receipts.

Preferred Stock. Preferred stock has a preference over common stock in liquidation (and generally dividends as well) but is subordinated to the liabilities of the issuer in all respects. As a general rule, the market value of preferred stock with a fixed dividend rate and no conversion element varies inversely with interest rates and perceived credit risk, while the market price of convertible preferred stock generally also reflects some element of conversion value. Because preferred stock is junior to credit securities and other obligations of the issuer, deterioration in the credit quality of the issuer will cause greater changes in the value of a preferred stock than in a more senior credit security with similar stated yield characteristics. Unlike interest payments on credit securities, preferred stock dividends are payable only if declared by the issuer's board of directors or equivalent body. Preferred stock also may be subject to optional or mandatory redemption provisions.

Convertible Securities. A convertible security is a bond, debenture, note, preferred stock or other security that may be converted into or exchanged for a prescribed amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest paid or accrued on debt or the dividend paid on
6

preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to nonconvertible income securities in that they ordinarily provide a stable stream of income with generally higher yields than those of common stocks of the same or similar issuers, but lower yields than comparable nonconvertible securities. The value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may affect the convertible security's investment value. Convertible securities rank senior to common stock in a corporation's capital structure but are usually subordinated to comparable nonconvertible securities. Convertible securities may be subject to redemption at the option of the issuer at a price established in the convertible security's governing instrument.

Fixed Income/Debt/Bond Securities. Yields on fixed income securities, are dependent on a variety of factors, including the general conditions of the money market and other fixed income securities markets, the size of a particular offering, the maturity of the obligation and the rating of the issue. An investment in the Fund will be subjected to risk even if all fixed income securities in the Fund's portfolio are paid in full at maturity. All fixed income securities, including U.S. government securities, can change in value when there is a change in interest rates or the issuer's actual or perceived creditworthiness or ability to meet its obligations.

There is normally an inverse relationship between the market value of securities sensitive to prevailing interest rates and actual changes in interest rates. In other words, an increase in interest rates produces a decrease in the market value of fixed-income securities. The longer the remaining maturity (and duration) of a security, the more interest rate changes will affect the market value of that security. Changes in the ability of an issuer to make payments of interest and principal and in the market's perception of an issuer's creditworthiness will also affect the market value of the debt securities of that issuer. Obligations of issuers of fixed income securities (including municipal securities) are subject to the provisions of bankruptcy, insolvency, and other laws affecting the rights and remedies of creditors, such as the U.S. Bankruptcy Code. In addition, the obligations of municipal issuers may become subject to laws enacted in the future by Congress, state legislatures, or referenda extending the time for payment of principal and/or interest or imposing other constraints on enforcement of such obligations or on the ability of municipalities to levy taxes. Changes in the ability of an issuer to make payments of interest and principal and in the market's perception of an issuer's creditworthiness will also affect the market value of the debt securities of that issuer. The possibility exists, therefore, that the ability of any issuer to pay, when due, the principal of and interest on its debt securities may become impaired.

The corporate debt securities in which the Fund may invest include corporate bonds and notes and short-term investments such as commercial paper and variable rate demand notes. Commercial paper (short-term promissory notes) is issued by companies to finance their or their affiliate's current obligations and is frequently unsecured. Variable and floating rate demand notes are unsecured obligations redeemable upon not more than 30 days' notice. These obligations include master demand notes that permit investment of fluctuating amounts at varying rates of interest pursuant to a direct arrangement with the issuer of the instrument. The issuer of these obligations often has the right, after a given period, to prepay the outstanding principal amount of the obligations upon a specified number of days' notice. These obligations generally are not traded, nor generally is there an established secondary market for these obligations. To the extent a demand note does not have a seven-day or shorter demand feature and there is no readily available market for the obligation, it is treated as an illiquid security.

The Fund may also invest in municipal or other equipment finance bonds or lease obligations. Such bonds or lease obligations may be issued by state and local governments and authorities to acquire equipment and facilities, such as vehicles, telecommunications and computer equipment and other capital assets. States have different requirements for issuing municipal debt and issuing municipal leases. Municipal leases are generally subject to greater risks than general obligation or revenue bonds because they usually contain a "non-appropriation" clause, which provides that the issuer is not obligated to make payments on the obligation in future years unless funds have been appropriated for this purpose each
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year. Such non-appropriation clauses are required to avoid the municipal lease obligations from being treated as debt for state debt restriction purposes. Accordingly, such obligations are subject to "non-appropriation" risk. A municipal lease may be secured by the underlying capital asset, and it may be difficult to dispose of any such asset in the event of non-appropriation or other default.

The following describes some of the risks associated with fixed-income debt securities:
Interest Rate Risk. Debt securities have varying levels of sensitivity to changes in interest rates. In general, the price of a debt security can fall when interest rates rise and can rise when interest rates fall. Securities with longer maturities and mortgage securities can be more sensitive to interest rate changes, although they usually offer higher yields to compensate investors for the greater risks. The longer the maturity of the security, the greater the impact a change in interest rates could have on the security's price. In addition, short-term and long-term interest rates do not necessarily move in the same amount or the same direction. Short-term securities tend to react to changes in short-term interest rates and long-term securities tend to react to changes in long-term interest rates.

Credit Risk. Fixed income securities have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity of their issuers to make principal or interest payments, as compared to issuers of more highly rated securities.
Extension Risk. The Fund is subject to the risk that an issuer will exercise its right to pay principal on an obligation held by the Fund (such as mortgage-backed securities) later than expected. This may happen when there is a rise in interest rates. These events may lengthen the duration (i.e., interest-rate sensitivity) and potentially reduce the value of these securities.
Prepayment Risk. Certain types of debt securities, such as mortgage-backed securities, have yield and maturity characteristics corresponding to underlying assets. Unlike traditional debt securities, which may pay a fixed rate of interest until maturity when the entire principal amount comes due, payments on certain mortgage-backed securities may include both interest and a partial payment of principal. Besides the scheduled repayment of principal, payments of principal may result from the voluntary prepayment, refinancing, or foreclosure of the underlying mortgage loans.
Securities subject to prepayment are less effective than other types of securities as a means of "locking in" attractive long-term interest rates. One reason is the need to reinvest prepayments of principal; another is the possibility of significant unscheduled prepayments to take advantage of declines in interest rates. These prepayments would have to be reinvested at lower rates. As a result, these securities may have less potential for capital appreciation during periods of declining interest rates than other securities of comparable maturities, although they may have a similar risk of decline in market value during periods of rising interest rates. Prepayments may also significantly shorten the effective maturities of these securities, especially during periods of declining interest rates. Conversely, during periods of rising interest rates, a reduction in prepayments may increase the effective maturities of these securities, subjecting them to a greater risk of decline in market value in response to rising interest rates than traditional debt securities, and, therefore, potentially increasing the volatility of the Fund.

Collateralized Loan Obligation (“CLO”) Risk. In addition to the general risks associated with investments in debt instruments and securities discussed herein, CLOs carry additional risks, including but not limited to: (i) distributions from collateral may not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the Fund's investments in CLOs may be subordinate to other classes or tranches thereof; and (iv) the complex structure of the CLO investment may not be fully understood at the time of investment and may produce disputes with the issuer, holders of senior tranches or other unexpected investment results.
In addition, CLOs and other structured products are often governed by a complex series of legal documents and contracts, which define the class or tranche of each investment, and may also increase
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the risk of dispute over the interpretation and enforceability of such documents relative to other types of investments. In a typical CLO, the capital structure would include approximately 90% debt, of which over 85% is generally investment grade, with the remainder comprising the junior-most CLO securities, typically referred to as the CLO's junior debt tranche and equity tranche. The Fund may acquire CLO investments that include such equity and junior debt securities, which are subordinate to more senior tranches of the CLO. Such CLO equity and junior debt securities are therefore subject to increased risk of default relative to the holders of more senior tranches of the CLO. The Fund's investment in equity tranches of CLO securities will be in the first-loss position, and junior debt tranches typically will be subordinate to more senior positions. The Fund may recognize "phantom" taxable income (due to allocations of profits or cancellation of debt, which results in recognition of taxable income regardless of whether a corresponding amount of cash is actually received) from its investments in these subordinated tranches of CLOs and structured notes.

In connection with a primary issuance of a CLO, the structure of the CLO allows the CLO manager to purchase additional collateral (loans) for the CLO after the closing date of the Fund's investment, during which the price and availability of additional collateral may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire additional collateral that will satisfy specified concentration limitations and allow the CLO to reach the initial par amount of collateral prior to its effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions of the CLO on equity securities and could result in early redemptions which may cause CLO debt and equity investors to receive less than face value of their investment, resulting in a loss.
Generally, there may be less information available to the Fund regarding the underlying debt investments held by CLOs than if the Fund had invested directly in the debt of the underlying companies. As a result, the Adviser will not know the details of the underlying loans of the CLOs in which the Fund will invest. Investing in CLOs and/or such underlying loans involves potential losses from material misrepresentations or omissions by counterparties. Such inaccuracy or incompleteness may adversely affect the valuation of the Fund investments or may adversely affect the ability of the relevant investment to perfect or effectuate a lien on the collateral securing the loan. Any CLO in which the Fund may invest will rely on the accuracy and completeness of representations made by the underlying counterparties to the extent reasonable, but cannot guarantee such accuracy or completeness.
The Fund will have limited control of the administration and amendment of loans owned by any CLO in which the Fund invests. The Fund will not be able to directly enforce any rights and remedies in the event of a default of a loan held by a CLO vehicle. In addition, the terms and conditions of such loans in the equity and junior debt tranches of CLOs may be amended, modified or waived only by the agreement of the underlying lenders. Consequently, the terms and conditions of the payment obligations arising from such loans could be modified, amended or waived in a manner contrary to the Adviser's preferences. In addition, the Fund will not be responsible for, and will have no influence over, management of any CLO portfolio in which it invests. As a result, the value of any CLO portfolio could decrease as a result of decisions made by its third-party managers.
Legislation commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, imposes a withholding tax of 30% on payments of U.S. source interest and distributions, and gross proceeds from the disposition of an instrument that produces U.S. source interest or distributions paid after December 31, 2018, to certain non-U.S. entities, including certain non-U.S. financial institutions and investment funds, unless such non-U.S. entity complies with certain reporting requirements regarding its U.S. account holders and its U.S. owners. Most CLO vehicles in which the Fund may invest would be treated as non-U.S. financial entities for this purpose, and therefore would be required to comply with these reporting requirements to avoid the 30% withholding. If a CLO vehicle in which the Fund invests fails to properly comply with these reporting requirements, such 30% withholding could reduce the amounts
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available to distribute to equity and junior debt holders in the CLO vehicle, which could materially and adversely affect the Fund.

The failure by a CLO in which the Fund invests to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in the CLO's payments to the Fund. In the event that a CLO fails certain tests, holders of CLO senior debt may be entitled to additional payments that would, in turn, reduce the payments the holders of the junior debt tranche and the equity tranche would otherwise be entitled to receive. Separately, the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, in connection with a defaulting CLO or any other investment the Fund may make. If any of these occurs, it could adversely affect the Fund's operating results and cash flows.
Any Fund CLO investment would be exposed to leveraged credit risk. If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to defaults under the loans in which the CLO has invested, then cash flow that otherwise would have been available to pay distributions to the Fund on its CLO investments may instead be used to redeem senior tranches or to purchase additional collateral for all tranches, until the ratios again exceed the minimum required levels or senior tranches of CLO debt are repaid in full. Any Fund investment in CLOs (or their underlying loans) may prepay more quickly than expected, which could have an adverse impact on the Fund's net assets and/or returns.
CLOs in which the Fund may invest may constitute "passive foreign investment companies" ("PFICs"). If the Fund acquires shares in a PFIC (including in CLOs that are PFICs), the Fund may be subject to U.S. federal income tax on a portion of any "excess distribution," or gain from the disposition of such shares, even if such income is distributed as a taxable dividend by the Fund to its shareholders. Certain elections may be available to mitigate or eliminate such tax on excess distributions, but such elections (if available) will generally require the Fund to recognize its share of the PFIC's income for each year regardless of whether it receives any distributions from such PFICs. The Fund must nonetheless distribute such income to maintain its status as a RIC.

Asset-Backed Securities. Asset-backed securities represent participations in, or are secured by and payable from, assets such as motor vehicle installment sales, installment loan contracts, leases of various types of real and personal property, receivables from revolving credit (credit card) agreements and other categories of receivables. Such assets are securitized using trusts and special purpose corporations. Payments or distributions of principal and interest may be guaranteed up to certain amounts and for a certain time period by a letter of credit or a pool insurance policy issued by a financial institution unaffiliated with the trust or corporation, or other credit enhancements may be present.

Asset-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate. Accordingly, the Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and the Fund's ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. To the extent that the Fund invests in asset-backed securities, the values of the Fund's portfolio securities will vary with changes in market interest rates generally and the differentials in yields among various kinds of asset-backed securities.

Asset-backed securities present certain additional risks because they generally do not have the benefit of a security interest in collateral that is comparable to mortgage assets. Credit card receivables are generally unsecured and the debtors on such receivables are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set-off certain amounts owed on the credit cards, thereby reducing the balance due. Automobile receivables generally are secured, but by automobiles rather than residential real property. Most issuers of automobile
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receivables permit the loan servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the asset-backed securities. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have a proper security interest in the underlying automobiles. Therefore, if the issuer of an asset-backed security defaults on its payment obligations, it is possible that the Fund may be unable to possess and sell the underlying assets and that the Fund's recoveries on repossessed collateral may not be available to support payments on these securities.

Mortgage-Backed Securities. The Fund may invest in a variety of mortgage-related and other asset-backed securities issued by government agencies or other governmental entities or by private originators or issuers.

Mortgage-related securities include mortgage pass-through securities, collateralized mortgage obligations ("CMO"), commercial mortgage-backed securities ("CMBS"), mortgage dollar rolls, CMO residuals, adjustable-rate mortgage-backed securities ("ARMBS"), stripped mortgage-backed securities ("SMBS") and other securities that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property.

Mortgage Pass-Through Securities. Interests in pools of mortgage-related securities differ from other debt securities, which normally provide for periodic payment of interest in fixed amounts with principal payments at maturity or specified call dates. Instead, these securities provide a monthly payment which consists of both interest and principal payments. In effect, these payments are a "pass through" of the monthly payments made by the individual counterparties on their residential or commercial mortgage loans, net of any fees paid to the issuer or guarantor of such securities. Additional payments are caused by repayments of principal resulting from the sale of the underlying property, refinancing or foreclosure, net of fees or costs that may be incurred. Some mortgage-related securities (such as securities issued by the Government National Mortgage Association ("GNMA")) are described as "modified pass-through." These securities entitle the holder to receive all interest and principal payments owed on the mortgage pool, net of certain fees, at the scheduled payment dates regardless of whether the mortgagor actually makes the payment.

The rate of prepayment on underlying mortgages will affect the price and volatility of a mortgage-related security, and may have the effect of shortening or extending the effective duration of the security relative to what was anticipated at the time of purchase. To the extent that unanticipated rates of prepayment on underlying mortgages increase the effective duration of a mortgage-related security, the volatility of such security can be expected to increase. The mortgage market in the United States has experienced heightened difficulties that may adversely affect the performance and market value of mortgage-related investments. Delinquencies and losses on residential and commercial mortgage loans (especially subprime and second-lien residential mortgage loans) and a decline in or flattening of property values (as has recently been experienced and may continue to be experienced in many markets) may exacerbate such delinquencies and losses. Borrowers with adjustable-rate mortgage loans are more sensitive to changes in interest rates, which affect their monthly mortgage payments, and may be unable to secure replacement mortgages at comparably low interest rates.

The principal U.S. governmental guarantor of mortgage-related securities is GNMA. GNMA is a wholly owned U.S. government corporation within the Department of Housing and Urban Development. GNMA is authorized to guarantee, with the full faith and credit of the U.S. Government, the timely payment of principal and interest on securities issued by institutions approved by GNMA (such as savings and loan institutions, commercial banks and mortgage bankers) and backed by pools of mortgages insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. Government-related guarantors (i.e., not backed by the full faith and credit of the U.S. Government) include Fannie Mae and Freddie Mac. Fannie Mae is a government-sponsored corporation the common stock of which is owned entirely by private stockholders. Fannie Mae purchases conventional (i.e., not insured or guaranteed by
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any government agency) residential mortgages from a list of approved seller/servicers which include state and federally chartered savings and loan associations, mutual savings banks, commercial banks and credit unions and mortgage bankers. Pass-through securities issued by Fannie Mae are guaranteed as to timely payment of principal and interest by Fannie Mae, but are not backed by the full faith and credit of the U.S. Government. Freddie Mac was created by Congress in 1970 to increasing the availability of mortgage credit for residential housing. It is a government-sponsored corporation formerly owned by the twelve Federal Home Loan Banks but the common stock of which is now owned entirely by private stockholders. Freddie Mac issues Participation Certificates ("PCs"), which are pass-through securities, each representing an undivided interest in a pool of residential mortgages. Freddie Mac guarantees the timely payment of interest and ultimate collection of principal, but PCs are not backed by the full faith and credit of the U.S. Government.

Commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers also create pass-through pools of conventional residential mortgage loans. Such issuers may be the originators and/or servicers of the underlying mortgage loans as well as the guarantors of the mortgage-related securities. Pools created by such non-governmental issuers generally offer a higher rate of interest than government and government-related pools because there are no direct or indirect government or agency guarantees of payments in the former pools. However, timely payment of interest and principal of these pools may be supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit, which may be issued by governmental entities or private insurers. Such insurance and guarantees and the creditworthiness of the issuers thereof will be considered in determining whether a mortgage-related security meets the Fund's investment quality standards. There can be no assurance that the private insurers or guarantors can meet their obligations under the insurance policies or guarantee arrangements. The Fund may buy mortgage-related securities without insurance or guarantees if, through an examination of the loan experience and practices of the originators/servicers and poolers, the Adviser determines that the securities meet the Fund's quality standards. Securities issued by certain private organizations may not be readily marketable.

Collateralized Mortgage Obligations. A CMO is a debt obligation of a legal entity that is collateralized by mortgages and divided into classes. Similar to a bond, interest and prepaid principal is paid, in most cases, on a monthly basis. CMO may be collateralized by whole mortgage loans or private mortgage bonds, but are more typically collateralized by portfolios of mortgage pass-through securities guaranteed by GNMA, Freddie Mac or Fannie Mae and their income streams. CMO are structured into multiple classes, often referred to as "tranches," with each class bearing a different stated maturity and entitled to a different schedule for payments of principal and interest, including prepayments. Actual maturity and average life will depend upon the pre-payment experience of the collateral. In the case of certain CMO (known as "sequential pay" CMO), payments of principal received from the pool of underlying mortgages, including prepayments, are applied to the classes of CMO in the order of their respective final distribution dates. Thus, no payment of principal will be made to any class of sequential pay CMO until all other classes having an earlier final distribution date have been paid in full. CMO may be less liquid and may exhibit greater price volatility than other types of mortgage- or asset-backed securities.

Commercial Mortgage-Backed Securities. CMBS include securities that reflect an interest in, and are secured by, mortgage loans on commercial real property. Many of the risks of investing in commercial mortgage-backed securities reflect the risks of investing in the real estate securing the underlying mortgage loans. These risks include the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments and the ability of a property to attract and retain tenants. Commercial mortgage-backed securities may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed securities.

CMO Residuals. CMO residuals are mortgage securities issued by agencies or instrumentalities of the U.S. Government or by private originators of, or investors in, mortgage loans, including savings and loan associations, homebuilders, mortgage banks, commercial banks, investment banks and special purpose
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entities of the foregoing. The cash flow generated by the mortgage assets underlying a series of a CMO is applied first to make required payments of principal and interest on the CMO and second to pay the related administrative expenses and any management fee of the issuer. The residual in a CMO structure generally represents the interest in any excess cash flow remaining after making the foregoing payments. Each payment of such excess cash flow to a holder of the related CMO residual represents income and/or a return of capital. The amount of residual cash flow resulting from a CMO will depend on, among other things, the characteristics of the mortgage assets, the coupon rate of each class of CMO, prevailing interest rates, the amount of administrative expenses and the prepayment experience on the mortgage assets. In particular, the yield to maturity on CMO residuals is extremely sensitive to prepayments on the related underlying mortgage assets, in the same manner as an interest-only ("IO") class of stripped mortgage-backed securities (described below). In addition, if a series of a CMO includes a class that bears interest at an adjustable rate, the yield to maturity on the related CMO residual will also be extremely sensitive to changes in the level of the index upon which interest rate adjustments are based. As described below with respect to stripped mortgage-backed securities, in certain circumstances the Fund may fail to recoup fully its initial investment in a CMO residual. CMO residuals are generally purchased and sold by institutional investors through several investment banking firms acting as brokers or dealers. CMO residuals may, or pursuant to an exemption therefrom, may not have been registered under the Securities Act. Irrespective, CMO residuals may be subject to certain restrictions on transferability.

Adjustable Rate Mortgage-Backed Securities. ARMBS have interest rates that reset at periodic intervals. Acquiring ARMBS permits the Fund to participate in increases in prevailing current interest rates through periodic adjustments in the coupons of mortgages underlying the pool on which ARMBS are based. ARMBS generally have higher current yield and lower price fluctuations than is the case with more traditional fixed-income instruments of comparable rating and maturity. In addition, when prepayments of principal are made on the underlying mortgages during periods of rising interest rates, the Fund can reinvest the proceeds of such prepayments at rates higher than those at which they were previously invested. Mortgages underlying most ARMBS, however, have limits on the allowable annual or lifetime increases that can be made in the interest rate that the mortgagor pays. Therefore, if current interest rates rise above such limits over the period of the limitation, the Fund, when holding an ARMBS, does not benefit from further increases in interest rates. Moreover, when interest rates are in excess of coupon rates (i.e., the rates being paid by mortgagors) of the mortgages, ARMBS behave more like fixed-income instruments and less like adjustable-rate securities and are subject to the risks associated with fixed-income instruments. In addition, during periods of rising interest rates, increases in the coupon rate of adjustable-rate mortgages generally lag current market interest rates slightly, thereby creating the potential for capital depreciation on such securities.

When-Issued and Forward Commitment Securities. The Fund may purchase securities on a "when-issued" basis and may purchase or sell securities on a "forward commitment" basis in order to acquire the security or to hedge against anticipated changes in interest rates and prices. When such transactions are negotiated, the price, which is generally expressed in yield terms, is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. When-issued securities and forward commitments may be sold prior to the settlement date, but the Fund will enter into when-issued and forward commitments only with the intention of actually receiving or delivering the securities, as the case may be. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it might incur a gain or loss. At the time the Fund enters into a transaction on a when-issued or forward commitment basis, it will designate on its books and records cash or liquid credit securities equal to at least the value of the when-issued or forward commitment securities. The value of these assets will be monitored daily to ensure that their marked-to-market value will at all times equal or exceed the corresponding obligations of the Fund. There is always a risk that the securities may not be delivered and that the Fund may incur a loss. Settlements in the ordinary course, which may take substantially more than five business days, are not treated by the Fund as when-issued or forward commitment transactions and accordingly are not subject to the foregoing restrictions.
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Securities purchased on a forward commitment or when-issued basis are subject to changes in value (generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public's perception of the creditworthiness of the issuer and changes, actual or anticipated, in the level of interest rates. Securities purchased with a forward commitment or when-issued basis may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued basis can involve the additional risks that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment or when-issued basis when the Fund is fully invested may result in greater potential fluctuation in the value of the Fund's net assets and its net asset value per share.

The risks and effect of settlements in the ordinary course on the Fund's NAV are not the same as the risks and effect of when-issued and forward commitment securities.

The purchase price of when-issued and forward commitment securities are expressed in yield terms, which reference a floating rate of interest, and is therefore subject to fluctuations of the security's value in the market from the date of the Fund's commitment (the "Commitment Date") to the date of the actual delivery and payment for such securities (the "Settlement Date"). There is a risk that, on the Settlement Date, the Fund's payment of the final purchase price, which is calculated on the yield negotiated on the Commitment Date, will be higher than the market's valuation of the security on the Settlement Date. This same risk is also borne if the Fund disposes of its right to acquire a when-issued security, or its right to deliver or receive a forward commitment security, and there is a downward market movement in the value of the security from the Commitment Date to the Settlement Date. No income accrues to the Fund during the period from the Commitment Date to the Settlement Date. On the other hand, the Fund may incur a gain if the Fund invests in when-issued and forward commitment securities and correctly anticipates the rise in interest rates and prices in the market.

The settlements of secondary market purchases of senior loans in the ordinary course, on a settlement date beyond the period expected by loan market participants (i.e., generally T+7 for par loans and T+20 for distressed loans, in other words more than seven or twenty business days beyond the trade date, respectively) are subject to the delayed compensation mechanics prescribed by the Loan Syndications and Trading Association ("LSTA"). For par loans, income accrues to the buyer of the senior loan (the "Buyer") during the period beginning on the last date by which the senior loan purchase should have settled (T+7) to and including the actual settlement date. Should settlement of a par senior loan purchase in the secondary market be delayed beyond the T+7 period prescribed by the LSTA, the Buyer is typically compensated for such delay through a payment from the seller of the senior loan (this payment may be netted from the wire released on settlement date for the purchase price of the senior loan paid by the Buyer). In brief, the adjustment is typically calculated by multiplying the notional amount of the trade by the applicable margin in the applicable loan agreement pro-rated for the number of business days (calculated using a year of 360 days) beyond the settlement period prescribed by the LSTA, plus any amendment or consent fees that the Buyer should have received. Furthermore, the purchase of a senior loan in the secondary market is typically negotiated and finalized pursuant to a binding trade confirmation, and therefore, the risk of non-delivery of the security to the Fund is reduced or eliminated when compared with such risk when investing in when-issued or forward commitment securities.

Reverse Repurchase Agreements. The Fund may enter into reverse repurchase agreements with respect to its portfolio investments subject to the investment restrictions set forth herein. Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement by the Fund to repurchase the securities at an agreed upon price, date and interest payment. At the time the Fund enters into a reverse repurchase agreement, it may designate on its books and records liquid instruments having a value not less than the repurchase price (including accrued interest). If the Fund establishes and maintains such a segregated account, a reverse repurchase agreement will not be considered a borrowing by the Fund for purposes of the 1940 Act; however, under certain circumstances in which the
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Fund does not establish and maintain such a segregated account, such reverse repurchase agreement will be considered a derivative for the purpose of the Fund's limitations under Rule 18f-4. The use by the Fund of reverse repurchase agreements involves many of the same risks of leverage since the proceeds derived from such reverse repurchase agreements may be invested in additional securities. Reverse repurchase agreements involve the risk that the market value of the securities acquired in connection with the reverse repurchase agreement may decline below the price of the securities the Fund has sold but is obligated to repurchase. Also, reverse repurchase agreements involve the risk that the market value of the securities retained in lieu of sale by the Fund in connection with the reverse repurchase agreement may decline in price.

If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund's obligation to repurchase the securities, and the Fund's use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. Also, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the securities subject to such agreement.

Repurchase Agreements. The Fund may invest in repurchase agreements. A repurchase agreement is a contractual agreement whereby the seller of securities agrees to repurchase the same security at a specified price on a future date agreed upon by the parties. The agreed-upon repurchase price determines the yield during the Fund's holding period. Repurchase agreements are considered to be loans collateralized by the underlying security that is the subject of the repurchase contract. The Fund will only enter into repurchase agreements with registered securities dealers or domestic banks that, in the opinion of the Adviser, present minimal credit risk. The risk to the Fund is limited to the ability of the issuer to pay the agreed-upon repurchase price on the delivery date; however, although the value of the underlying assets at the time the transaction is entered into always equals or exceeds the agreed-upon repurchase price, if the value of the collateral declines there is a risk of loss of both principal and interest. In the event of default, the collateral may be sold but the Fund might incur a loss if the value of the collateral declines, and might incur disposition costs or experience delays in connection with liquidating the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, realization upon the collateral by the Fund may be delayed or limited. The Adviser will monitor the value of the collateral at the time the transaction is entered into and at all times subsequent during the term of the repurchase agreement in an effort to determine that such value always equals or exceeds the agreed-upon repurchase price. In the event the value of the collateral declines below the repurchase price, the Adviser will demand additional collateral from the issuer to increase the value of the collateral to at least that of the repurchase price, including interest.

Royalty Trusts. The Fund may invest in U.S. royalty trusts.  U.S. royalty trusts are generally not subject to U.S. federal corporate income taxation at the trust or entity level.  Instead, each unitholder of the U.S. royalty trust is required to take into account its share of all items of the U.S. royalty trust's income, gain, loss, deduction and expense.  It is possible that the Fund's share of taxable income from a U.S. royalty trust may exceed the cash actually distributed to it from the U.S. royalty trust in a given year.  In such a case, the Fund will have less after-tax cash available for distribution to shareholders.

Co-Investments. Opportunities for co-investments may arise when the Adviser or its affiliates become aware of investment opportunities that may be appropriate for the Fund and other clients of the Adviser or its affiliates.  As a closed-end investment company, without an exemptive order, the Fund is limited in its ability to co-invest in privately negotiated transactions with other clients of the Adviser or its affiliates.  However, registered closed-end funds are permitted to, and may, simultaneously co-invest in transactions where price is the only negotiated term.

The Fund relies, in part, on the Adviser and its affiliates to assist with identifying and executing upon investment opportunities and on the Board of Trustees to review and approve the terms of the Fund's participation in co-investment transactions with the Adviser and its affiliates where price is the only
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negotiated term. The Adviser and its affiliates are not restricted from forming additional investment funds, entering into other investment advisory relationships or engaging in other business activities. These activities could be viewed as creating a conflict of interest in that the time and effort of the Adviser, its affiliates and their officers and employees will not be devoted exclusively to the Fund's business, but will be allocated between the Fund and such other business activities of the Adviser and its affiliates in a manner that the Adviser deems necessary and appropriate.

Neither the Adviser nor individuals employed by the Adviser are generally prohibited from raising capital for and managing other investment entities that make the same types of investments that the Fund targets. As a result, the time and resources that these individuals may devote to the Fund may be diverted. In addition, the Fund may compete with any such investment entity for the same investors and investment opportunities. The Adviser, whose primary business includes the origination of investments, engages in investment advisory business with funds and accounts that may compete with the Fund.

Non-Principal Investment Strategies

Cash Equivalents and Short-Term Debt Securities. For temporary defensive purposes, the Fund may invest up to 100% of its assets in cash equivalents and short-term debt securities. Short-term debt investments having a remaining maturity of 60 days or less when purchased will be valued at cost, adjusted for amortization of premiums and accretion of discounts. Short-term debt securities are defined to include, without limitation, the following:

(1)    U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by other U.S. government agencies or instrumentalities. U.S. government securities include securities issued by: (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration and Government National Mortgage Association, whose securities are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks and Tennessee Valley Authority, whose securities are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association, whose securities are supported by the discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, whose securities are supported only by its credit. Although the U.S. Government provides financial support to such U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so because it is not so obligated by law. The U.S. Government, its agencies and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate.

(2)    Certificates of deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Certificates of deposit purchased by the Fund may not be fully insured by the Federal Deposit Insurance Corporation;

(3)    Repurchase agreements, which involve purchases of debt securities (see section below entitled "Repurchase Agreements" for additional detail). At the time the Fund purchases securities pursuant to a repurchase agreement, it simultaneously agrees to resell and redeliver such securities to the seller, who also simultaneously agrees to buy back the securities at a fixed price and time. This assures a predetermined yield for the Fund during its holding period, because the resale price is always greater than the purchase price and reflects an agreed-upon market rate. Such actions afford an opportunity for the Fund to invest temporarily available cash. The Fund may enter into repurchase agreements only with respect to obligations of the U.S. Government, its agencies or instrumentalities; certificates of deposit; or bankers' acceptances in which the Fund may invest. Repurchase agreements may be considered loans to the seller, collateralized
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by the underlying securities. The risk to the Fund is limited to the ability of the seller to pay the agreed-on sum on the repurchase date; in the event of default, the repurchase agreement provides that the Fund is entitled to sell the underlying assets. If the value of the collateral declines after the agreement is entered into, and if the seller defaults under a repurchase agreement when the value of the underlying asset is less than the repurchase price, the Fund could incur a loss of both principal and interest. If the Fund were to invest in repurchase agreements, the Adviser would monitor the value of the collateral at the time the action is entered into and at all times during the term of the repurchase agreement. In so doing, the Adviser would seek to determine that the value of the collateral always equals or exceeds the agreed-upon repurchase price to be paid to the Fund. If the seller were to be subject to a federal bankruptcy proceeding, the ability of the Fund to liquidate the collateral could be delayed or impaired because of certain provisions of the U.S. Bankruptcy Code; and

(4)    Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Fund and a corporation. There is no secondary market for such notes. However, they are redeemable by the Fund at any time. Before the Fund invested in such instruments, the Adviser would consider the financial condition of the corporation (e.g., earning power, cash flow and other liquidity ratios) and would monitor the corporation's ability to meet all of its financial obligations, because the Fund's liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper will be limited to commercial paper rated in the highest categories by a major rating agency and which either mature within one year of the date of purchase or carry a variable or floating rate of interest.

Money Market Instruments. The Fund may invest, for defensive purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments and money market mutual funds, or hold cash or cash equivalents in such amounts as the Adviser deems appropriate under the circumstances. In addition, the Fund or a pooled investment vehicle in which the Fund invests may invest in these instruments pending allocation of its respective offering proceeds. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less and may include U.S. government securities, commercial paper, certificates of deposit and bankers acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

Repurchases and Transfers of Shares

Repurchase Offers. The Board of Trustees has adopted a resolution setting forth the Fund's fundamental policy that it will conduct quarterly repurchase offers (the "Repurchase Offer Policy"). The Repurchase Offer Policy sets the interval between each repurchase offer at one quarter and provides that the Fund shall conduct a repurchase offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Offer Policy also provides that the repurchase pricing shall occur not later than the 14th day after the Repurchase Request Deadline (as defined below) or the next business day if the 14th day is not a business day. The Repurchase Offer Policy is fundamental and cannot be changed without shareholder approval. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Adviser would otherwise have liquidated these holdings. Such liquidations may result in losses, and may increase the Fund's portfolio turnover.

Repurchase Offer Policy Summary of Terms:

1.    The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that rule may be amended from time to time. Rule 23c-3 establishes requirements that closed-end funds must follow when making repurchase offers to their shareholders.
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2.    The repurchase offers will be made in February, May, August and November of each year or during a similar cycle consistent with Rule 23c-3.

3.    The Fund must receive repurchase requests submitted by shareholders in response to the Fund's repurchase offer, on or before the date specified in the repurchase offer (the "Repurchase Request Deadline"). The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days following the date the repurchase offer is made (or the preceding business day if the New York Stock Exchange is closed on that day), as specified by the Fund.

4.    The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the NAV applicable to the purchase of shares (the "Repurchase Pricing Date") is 14 calendar days (or the next business day if the 14th day is not a business day).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2% of the proceeds. The Fund does not currently charge a repurchase fee.

The Fund may rely on Rule 23c-3 only so long as the Board of Trustees satisfies the following fund governance standards, as defined in Rule 0-1(a)(7) under the 1940 Act: (i) (i) the Board must perform a self-assessment at least once annually; (iv) the Independent trustees must meet separately at least once a quarter; and (iii) the Independent Trustees must be affirmatively authorized to hire their own staff.

Procedures. All periodic repurchase offers must comply with the following procedures:

Repurchase Offer Amount: Each quarter, the Fund is required to repurchase at least 5% and no more than 25% of the Fund's outstanding shares on the Repurchase Request Deadline (the "Repurchase Offer Amount"). The Board of Trustees shall determine the quarterly Repurchase Offer Amount.

Shareholder Notification: Thirty days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification ("Shareholder Notification") providing the following information:

1.    A statement that the Fund is offering to repurchase its shares from shareholders at NAV;

2.    Fees applicable to such repurchase, if any;

3.    The Repurchase Offer Amount;

4.    The dates of the Repurchase Request Deadline and the Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the "Repurchase Payment Deadline");

5.    The risk of fluctuation in NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

6.    The procedures for a shareholder to request repurchase of his, her or its shares and the right of a shareholder to withdraw or modify his, her or its repurchase request until the Repurchase Request Deadline;

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7.    The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;

8.    The circumstances in which the Fund may suspend or postpone a repurchase offer;

9.    The NAV of the shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the NAV thereafter; and

10.    The market price, if any, of the shares on the date on which such NAV was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file Form N-23c-3 ("Notification of Repurchase Offer") and three copies of the Shareholder Notification with the SEC within three business days after sending the notification to shareholders.

Repurchase Requests: Repurchase requests must be submitted by shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount: If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

1.    Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of not more than 100 shares and who tender all of their stock for repurchase, before prorating shares tendered by others, or

2.    Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

Suspension or Postponement of Repurchase Offers: The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board of Trustees, including a majority of the Trustees who are not interested persons of the Fund, and only:

1.    If the repurchase would cause the Fund to lose its status as a registered investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code");

2.    To the extent the Fund is listed in the future, if the repurchase would cause the shares that are the subject of the repurchase offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;

3.    For any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;

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4.    For any period during which an emergency exists, as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

5.    For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

Computing NAV: The Fund's current NAV shall be computed daily, including on the five business days preceding a Repurchase Request Deadline, on such days and at such specific time or times during the day as set by the Board of Trustees. Currently, the Board of Trustees has determined that the Fund's NAV shall be determined daily following the close of the New York Stock Exchange. The Fund's NAV need not be calculated on:

1.    Days on which changes in the value of the Fund's portfolio securities will not materially affect the current NAV of the shares;

2.    Days during which no order to purchase shares is received, other than days when the NAV would otherwise be computed; or

3.    Customary national, local, and regional business holidays.

Liquidity Requirements: From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund's assets equal to at least 100% of the Repurchase Offer Amount (the "Liquidity Amount") shall consist of (i) assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, of assets that mature by the next Repurchase Payment Deadline, (ii) assets borrowed by the Fund (e.g., by drawing under the Fund's credit facility, if any), or (iii) assets available under the Fund's credit facility, if any). This requirement means that individual assets must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund's assets fail to comply with this requirement, the Board of Trustees shall cause the Fund to take such action as it deems appropriate to ensure compliance.

Liquidity Policy: The Board of Trustees may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Adviser, but shall continue to be responsible for monitoring the Adviser's performance of its duties and the composition of the Fund's portfolio. Accordingly, the Board of Trustees has approved this policy, which is reasonably designed to ensure that the Fund's portfolio assets are sufficiently liquid so that the Fund can comply with its Repurchase Offer Policy and comply with the liquidity requirements in the preceding paragraph.

1.    In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

(a)    The frequency of trades and quotes for a security.

(b)    The number of dealers willing to purchase or sell the security, and the number of potential purchasers.

(c)    Dealer undertakings to make a market in the security.

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(d)    The nature of marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer).

(e)    The size of the Fund's holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.

2.    If market developments impair the liquidity of a security, the Adviser should review the advisability of retaining the security in the Fund's portfolio. The Adviser should report the basis for its determination to retain a security at the next Board of Trustees' meeting.

3.    The Board of Trustees shall review the overall composition and liquidity of the Fund's portfolio on a quarterly basis.

4.    These procedures may be modified as the Board of Trustees deems necessary.

Registration Statement Disclosure: The Fund's registration statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure: The Fund shall include in its annual report to shareholders the following:

1.    Disclosure of its fundamental policy regarding periodic repurchase offers.

2.    Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:

a.    the number of repurchase offers;

b.    the repurchase offer amount and the amount tendered in each repurchase offer; and

c.    the extent to which in any repurchase offer the Fund repurchased stock pursuant to the procedures in Rule 23c-3(b) under the 1940 Act.

Discretionary Repurchase Offers. Under Rule 23c-3(c), in addition to its quarterly repurchase of shares, the Fund may offer to repurchase its shares on a discretionary basis, provided that (i) the offer is made to all Fund shareholders, (ii) the offer is made no more frequently than every two years, and (iii) certain other conditions of Rule 23c-3(b) are met.

Transfers of Shares. No person may become a substituted shareholder without the written consent of the Board of Trustees, which consent may be withheld for any reason in the Board of Trustees' sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board of Trustees, which may be withheld in its sole and absolute discretion. The Board of Trustees may, in its discretion, delegate to the Adviser its authority to consent to transfers of shares. Each shareholder and transferee is required to pay all expenses, including attorneys and accountants fees, incurred by the Fund in connection with such transfer.

Tenders by Adviser. The Adviser may tender for repurchase shares that it holds in its capacity as a shareholder in connection with any repurchase offer made by the Fund.

PORTFOLIO TURNOVER

The Fund may sell a portfolio investment soon after its acquisition if the Adviser believes that such a disposition is consistent with attaining the investment objective of the Fund. Portfolio investments may be sold for a variety of reasons, such as a more favorable investment opportunity or other circumstances
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bearing on the desirability of continuing to hold such investments. A high rate of portfolio turnover (over 100%) may involve correspondingly greater transaction costs, which must be borne directly by the Fund and ultimately by its shareholders. High portfolio turnover may result in the realization of substantial net capital gains. To the extent short-term capital gains are realized, distributions attributable to such gains will be ordinary income for federal income tax purposes. For the fiscal period ended March 31, 2024, the Fund’s portfolio turnover rate was 28%.

MANAGEMENT OF THE FUND

The Board of Trustees has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund's business. The Board of Trustees exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Fund is managed under the direction of the Board of Trustees in accordance with the Agreement and Declaration of Trust and the Fund's By-Laws (the "Governing Documents"), each as amended from time to time, which have been filed with the SEC and are available upon request.

The Board of Trustees consists of four individuals, three of whom are not "interested persons" (as defined under the 1940 Act) of the Fund, the Adviser, or the Distributor ("Independent Trustees"). Interested persons generally include affiliates, immediate family members of affiliates, any partner or employee of the Fund's legal counsel, and any person who has engaged in portfolio transactions for the Fund or who has loaned the Fund money or property within the previous six months. Pursuant to the Governing Documents, the Board of Trustees shall elect officers including a President, a Chief Compliance Officer, a Treasurer, a Secretary and such other officers, if any, as the Trustees from time to time may in their discretion elect. The Board of Trustees retains the power to conduct, operate and carry on the business of the Fund and has the power to incur and pay any expenses that, in the opinion of the Board of Trustees, are necessary or incidental to carrying out any of the Fund's purposes. The Trustees, officers, employees and agents of the Fund, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

Board Leadership Structure

The Trust is led by Adam C. Stewart, who has served as the Chairman of the Board of Trustees since December 2023, and is an interested Trustee. Under certain 1940 Act governance guidelines that apply to the Fund, the Independent Trustees meet in executive session, at least quarterly. Under the Governing Documents, the Chairman is generally responsible for various duties including (a) presiding at meetings of the Board of Trustees, (b) calling special meetings on an as-needed basis, and (c) execution and administration of Fund policies including (i) setting the agendas for meetings of the Board of Trustees and (ii) providing information to Trustees in advance of each meeting of the Board of Trustees and between meetings of the Board of Trustees. The Fund believes that its Chairman, the chair of the Audit Committee, and, as an entity, the full Board of Trustees, provide effective leadership that is in the best interests of the Fund and each shareholder.

Board Risk Oversight

The Board of Trustees comprised of [three] Independent Trustees and one interested Trustee, with a standing independent Audit Committee with a separate chair. The Board of Trustees is responsible for overseeing risk management, and the full Board of Trustees regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. Generally, the Board of Trustees believes that its oversight of material risks is adequately maintained through the compliance-
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reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

Trustee Qualifications

Generally, the Fund believes that each Trustee is competent to serve because of such Trustee's individual overall merits including:(i) experience, (ii) qualifications, (iii) attributes and (iv) skills.

Adam C. Stewart. Mr. Stewart is an Interested Trustee. The Registrant believes Mr. Stewart is qualified to serve as a Trustee because he has over two decades of experience in financial markets as an investment adviser, is well versed on the regulatory restrictions of registered investment companies based on his service as a portfolio manager and member of the Adviser, which serves as investment adviser to exchange-traded funds and formerly to a mutual fund. He is also a Chartered Financial Analyst (CFA®) and holds a Bachelors' degree from Auburn University.

Louis J Douglass, IV. Mr. Douglass is an Independent Trustee. The Registrant believes Mr. Douglass is qualified to serve as a Trustee because of his experience in investment management, having served as an investment manager and researcher for investment advisers for over a decade. Accordingly, the Registrant believes he is he is familiar with entities operating in a regulatory environment. Mr. Douglas is also a CFA® and Chartered Alternative Investment Analyst (CAIA®) and holds a Bachelors' degree from Texas Christian University.

Todd E. Dawes. Mr. Dawes is an Independent Trustee. The Registrant believes Mr. Douglass is qualified to serve as a Trustee because he has over a decade of experience in senior leadership roles in investment finance and investment management for over two decades, having served as Chief Investment Officer (CIO) for two investment advisers. He also was a portfolio manager and led an investment committee of a SEC-registered investment adviser focused on due diligence on traditional and alternative investment products for the firm's multi-strategy fund-of-funds as well as its multi-advisor mutual fund and managed account business. Accordingly, the Registrant believes he is familiar with entities operating in a regulatory environment. He holds a Bachelor of Science in Finance from Wayne State University, and an MBA in Finance from the University of Notre Dame Mendoza School of Business.

Jeffrey G. Evans. Mr. Evans is an Independent Trustee. The Registrant believes Mr. Evans is qualified to serve as a Trustee because he is an Audit Committee Financial Expert, being a Certified Public Accountant (inactive) in Michigan and having served as a CFO for over two decades for various organizations. Accordingly, the Registrant believes he has education and experience in financial practices and compliance and is familiar with entities operating in a regulatory environment. He holds a Bachelors' Degree in Accounting from Tuskegee University and Master of Business Administration (M.B.A.) in Corporate Finance from Wayne State University.

The Fund does not believe any one factor is determinative in assessing a Trustee's qualifications, but that the collective experience of each Trustee makes them each highly qualified.

Following is a list of the Trustees and executive officers of the Fund and their principal occupations over the previous five years. Unless otherwise noted, the address of each Trustee and Officer is c/o Niagara Income Opportunities Fund, 3550 Lenox Road NE, Suite 2550, Atlanta, GA 30326. The fund complex consists of the Fund and Denali Structured Return Strategy Fund. Denali Structured Return Strategy Fund has not yet commenced investment operations as of the date of this SAI.

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Independent Trustees

Name, Address * and Year of Birth	Position/ Term of Office**	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
Louis J Douglass, IV Born 1975	Independent Trustee (since December 2023)	Investment Manager, Argent Financial Group (January 2019 to Present); Member, Wynden Capital Management LLC (2014-2019).	2	None
Todd E. Dawes Born 1963	Independent Trustee (since December 2023)	CIO, Certis Capital (August 2014 to Present); CIO and Founder, Merus Advisors (2014 to Present); President, Amet Partners (May 2022 to Present).	2	None.
Jeffrey G. Evans, Born 1963	Independent Trustee (since December 2023)	CFO, Internet2 (a non-profit internet support services provider) (March 2021 to Present); CFO, Columbus Regional Airport Authority (September 2020 to February 2021); CFO, Detroit Zoological Society (April 2017 to June 2020).	2	None
*     Unless otherwise noted, the address of each Trustee is c/o Niagara Income Opportunities Fund, 3550 Lenox Road NE, Suite 2550, Atlanta, GA 30326.
**    The term of office for each Trustee listed above will continue indefinitely.

Interested Trustees and Officers

Name, Address * and Year of Birth	Position/ Term of Office	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
Adam C. Stewart Born 1972	Trustee (since July 2023), Chairman of the Board, President, Chief Executive Officer, Principal Executive Officer (since December 2023).	Portfolio Manager and Member, Liquid Strategies, LLC (2013 to present).	2	None
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Name, Address * and Year of Birth	Position/ Term of Office	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
Kathryn Bruckert Born 1983	Secretary (since August 2023), Treasurer, Chief Financial Officer, Principal Financial Officer, Chief Accounting Officer, and Principal Accounting Officer since December 2023.	Controller, Bison Holdings, LLC ( a financial services holding company), July 2022 to present; Assistant Controller, Roark Capital (private equity sponsor), August 2021 to July 2022; Corporate Accounting Manager, Apex Fintech Solutions (investment management technology provider), February 2021 to July 2021; Assistant Vice President, Harris Associates (investment adviser), August 2017 to January 2021.	N/A	N/A
Parimal Patel, CPA Born 1978	Chief Compliance Officer since March 2024	Chief Compliance Officer, Bison Wealth, LLC (financial services holding
		company), March 2024 to Present; Vice President/Compliance, Voya Investment Management, September 2023 to March 2024; Various Senior Compliance Roles, Invesco US, May 2010 to September 2023.	N/A	N/A
*     Unless otherwise noted, the address of each Trustee and Officer is c/o Niagara Income Opportunities Fund, 3550 Lenox Road NE, Suite 2550, Atlanta, GA 30326.
**    The term of office for each Trustee listed above will continue indefinitely.

Board Committees

Audit Committee

The Board of Trustees has an Audit Committee, which consists of three Trustees, each of whom is not an "interested person" of the Fund within the meaning of the 1940 Act. The Audit Committee's responsibilities include: (i) recommending to the Board of Trustees the selection, retention or termination of the Fund's independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Fund's financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Fund's independent auditors and recommending that the Board of Trustees take appropriate action in response thereto to satisfy itself of the auditor's independence; and (v) considering the comments of the independent auditors and management's responses thereto with respect
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to the quality and adequacy of the Fund's accounting and financial reporting policies and practices and internal controls. The Audit Committee operates pursuant to an Audit Committee Charter. The Audit Committee held one meeting during the fiscal year ended March 31, 2024.

Due to the size of the Board of Trustees, the Audit Committee is also responsible for seeking and reviewing nominee candidates for consideration as Independent Trustees as is from time to time considered necessary or appropriate. The Audit Committee reviews all nominations of potential trustees made by Fund management and by Fund shareholders, which includes all information relating to the recommended nominees that is required to be disclosed in solicitations or proxy statements for the election of directors, including without limitation the biographical information and the qualifications of the proposed nominees. Shareholders interested in nominating potential trustees should submit their nominations to, Secretary, Niagara Income Opportunities Fund, 3550 Lenox Road NE, Suite 2550, Atlanta, GA 30326.  Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board of Trustees and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Audit Committee. The Audit Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate.

Trustee Ownership

The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund as of the date of this SAI:

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Adam C. Stewart	$0	$0
Louis J Douglass, IV	$0	$0
Todd E. Dawes	$0	$0
Jeffrey G. Evans	$0	$0

Compensation

Each Trustee who is not affiliated with the Fund or the Adviser will receive an annual fee of $10,000 plus $2,000 per in-person meeting and $500 per electronic meeting and reimbursement for any reasonable expenses incurred attending such meetings. Each Trustee who is affiliated with the Fund or the Adviser receives reimbursement for any reasonable expenses incurred attending meetings of the Board of Trustees.  No executive officer receives compensation from the Fund.

The table below details the amount of compensation the Trustees are expected to receive from the Fund on an annual basis. The Fund does not have a bonus, profit sharing, pension or retirement plan.

Name of Trustee	Aggregate Compensation From the Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Trust Paid to Directors
Louis J Douglass, IV	$13,500	$0	$0	$13,500
Todd E. Dawes	$13,500	$0	$0	$13,500
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Name of Trustee	Aggregate Compensation From the Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Trust Paid to Directors
Jeffrey G. Evans	$13,500	$0	$0	$13,500
Adam C. Stewart	$0	$0	$0	$0

CODES OF ETHICS

Each of the Fund and the Adviser has adopted a code of ethics under Rule 17j-1 of the 1940 Act (collectively, the "Codes of Ethics"). Rule 17j-1 and the Codes of Ethics are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel (each an "Access Person"). The Codes of Ethics apply to the Fund and permit an Access Person, subject to certain restrictions, to invest in securities, including securities that may be purchased or held by the Fund. Under the Codes of Ethics, an Access Person may engage in personal securities transactions, but is required to report such personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain prior written approval before investing in initial public offerings or private placements. The Codes of Ethics are available on the EDGAR database on the SEC's website at www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

PROXY VOTING POLICIES AND PROCEDURES

The Board of Trustees has adopted Proxy Voting Policies and Procedures ("Proxy Voting Policies") on behalf of the Fund, which delegate the responsibility for voting proxies to the Adviser, subject to the Board of Trustees' continuing oversight. The Proxy Voting Policies require that the Adviser vote proxies received in a manner consistent with the best interests of the Fund and its shareholders. The Adviser is required to present to the Board of Trustees, at least annually, the Adviser's Proxy Voting Policies and a record of each proxy voted by the Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser involving a conflict of interest.

Where a proxy proposal raises a material conflict between the interests of the Adviser, any affiliated person(s) of the Adviser, the Fund's principal underwriter (Distributor) or any affiliated person of the principal underwriter (Distributor), or any affiliated person of the Fund and the Fund's or its shareholder's interests, the Adviser will resolve the conflict by either (i) voting in accordance with the guidelines of the Proxy Voting Policies (which may include utilizing an independent third party to vote such proxies) or (ii) disclosing the conflict to affected clients to give them the opportunity to vote the proxies in question themselves. A copy of the Adviser's proxy voting policies, which apply to the Adviser and its personnel, is attached hereto as Appendix A.

Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at 1-800-632-4027 and (2) on the SEC's website at www.sec.gov. In addition, a copy of the Fund's Proxy Voting Policies is also available by calling toll-free at 1-800-632-4027 and will be sent within three business days of receipt of a request.

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a class of a fund. A control person is one who owns (either directly or indirectly) more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote.
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Set forth below are the names, addresses and percentages of ownership of each entity or person that, to the knowledge of the Fund, owned of record or beneficially 5% or more of the Fund’s outstanding shares as of July 1, 2024:

Name	Address	Percentage of Ownership
NATIONAL FINANCIAL SERVICES LLC	499 WASHINGTON BLVD FL 4 JERSEY CITY NJ 07310-2010	58.22%
CHARLES SCHWAB & CO INC	211 MAIN ST FL 17 SAN FRANCISCO CA 94105-1901	35.33%
DIMACCIO TRUST	680 WOODS HOLLOW LN POWELL OH 43065-9456	6.29%

As of the date of July 1, 2024, the Trustees and officers beneficially owned less than one percent of the Fund's outstanding shares.

INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

Liquid Strategies, LLC, located at 3550 Lenox Road NE, Suite 2550, Atlanta, GA 30326, serves as the Fund's investment adviser.  The Adviser is registered with the SEC under the Investment Advisers Act of 1940, as amended. The Adviser serves, ETFs as well as the Fund and had approximately $843 million in discretionary assets under management as of May 31, 2024.

Under the general supervision of the Board of Trustees, the Adviser carries out the investment and reinvestment of the net assets of the Fund, furnishes continuously an investment program with respect to the Fund, and determines which securities should be purchased, sold, or exchanged. In addition, the Adviser supervises and provides oversight of the Fund's service providers. The Adviser furnishes to the Fund office facilities, equipment, and personnel for servicing the management of the Fund. The Adviser may employ research services and service providers to assist in the Adviser's market analysis and investment selection. The Adviser compensates all Adviser personnel who provide services to the Fund.

Pursuant to the Advisory Agreement, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a management fee (the "Management Fee") calculated at an annual rate of 1.65% of the Fund's average daily net assets. The Management Fee will be payable monthly in arrears.

The Adviser and the Fund have entered into an expense limitation agreement (the "Expense Limitation Agreement") under which the Adviser has agreed, until at least July 31, 2025, to waive its management fees and to pay or absorb the ordinary operating expenses (including organizational and offering costs) of the Fund (excluding interest, dividends, amortization/accretion and interest on securities sold short, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that the management fees plus the Fund's ordinary annual operating expenses exceed 1.99% per annum of the Fund's average daily net assets. The Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board of Trustees upon written notice to the Adviser. The current limitation threshold reflects a reduction from the previous limitation of 2.05%. Any waiver by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived or made any payment, if the Fund is able to make the repayment (after the repayment amount is taken into consideration) without exceeding the lesser of the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees.

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For the period ended March 31, 2024, the Fund incurred $42,503 in advisory fees under the Advisory Agreement.

As of March 31, 2024, $49,882 of the $49,888 waived organization costs are subject to possible recoupment by the Adviser through December 8, 2026. Expenses waived or reimbursed for the fiscal period ended March 31, 2024, in the amount of $133,883 are subject to possible recoupment by the Adviser through March 31, 2027.

Conflicts of Interest

The Adviser currently or in the future may provide investment advisory and other services, directly and through affiliates, to various affiliated entities and accounts other than the Fund ("Adviser Accounts"). The Fund has no interest in these activities. The Adviser and the investment professionals, who on behalf of the Adviser provide investment advisory services to the Fund, are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate.

Distributor

Foreside Fund Services, LLC, a wholly owned subsidiary of Foreside Financial Group, LLC (dba ACA Group), located at Three Canal Plaza, Suite 100, Portland, Maine 04101, serves as the Fund's principal underwriter and acts as the distributor of the Fund's shares on a commercially reasonable efforts basis, subject to various conditions.

PORTFOLIO MANAGER

As described in the Prospectus, Mark Garfinkel, CFA® serves as the Portfolio Manager for the Fund and is responsible for the day-to-day management of the Fund.

As of March 31, 2024, the Portfolio Manager managed the following accounts in addition to the Fund:

	Other Accounts Managed		Other Accounts Managed Subject to a Performance Fee
Account Type	Number of Accounts	Assets Under Management (millions)	Number of Accounts	Assets Under Management (millions)
Registered Investment Companies	1	$30	0	$0
Other Pooled Investment Vehicles	1	$8	0	$0
Other Accounts	0	$0	0	$0

Portfolio Manager Compensation

With respect to the Fund, the Portfolio Manager is compensated with a salary and discretionary bonus paid by the Adviser.

Conflicts of Interest

Set out below are practices that the Adviser may follow.

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Because the Portfolio Manager has responsibility for managing more than one account, potential conflicts of interest may arise. Those conflicts could include preferential treatment of one account over others in terms of allocation of resources or of investment opportunities for accounts with similar strategies. In addition, the Portfolio Manager, who on behalf of the Adviser provides investment advisory services to the Fund, may be engaged in substantial activities other than on behalf of the Adviser or Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and other accounts. To the extent a conflict of interest arises in connection with a prospective investment by the Fund, the Adviser will take appropriate steps to mitigate that conflict. Such persons devote only so much time to the affairs of the Fund and Adviser as in his or her judgment is necessary and appropriate.

The Adviser and the Portfolio Manager attempt to avoid conflicts of interest that may arise as a result of the management of multiple client accounts. The Adviser and the Portfolio Manager have adopted allocation policies and procedures intended to treat all client accounts (including the Fund) in a fair and equitable manner. Such allocation policies and procedures also apply to situations in which an investment opportunity of a limited amount, size or quantity is appropriate for more than one client account and require that the Adviser allocate investment opportunities among such accounts in a fair and equitable manner (e.g., on a pro rata or alternating basis). To the extent that a Portfolio Manager seeks to purchase or sell the same security for multiple client accounts, the Portfolio Manager may aggregate, or bunch, these orders where he or she deems this to be appropriate and consistent with applicable regulatory requirements. When a bunched order (if any) is filled in its entirety, each participating client account will participate at the average security prices for the bunched order. When a bunched order (if any) is only partially filled, the securities purchased will be allocated on a pro-rata basis to each account participating in the bunched order based on the initial amount requested for the account, subject to certain exceptions. Each participating account will receive the average price for the bunched order on the same business day.

ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by the Portfolio Manager, who is an employee of the Adviser. The Adviser is authorized by the Board of Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers that may, but need not, provide research or statistical material or other services to the Fund or the Adviser for the Fund's use. Such allocation is to be in such amounts and proportions as the Adviser may determine.

In selecting a broker or dealer to execute each particular transaction, the Adviser (as applicable) will take into consideration, among other qualitative factors:

•    The ability to effect prompt and reliable executions at favorable prices (including the applicable dealer spread or commission, if any);
•    The operational efficiency with which transactions are effected and the efficiency of error resolution, taking into account the size of order and difficulty of execution;
•    The financial strength, integrity and stability of the broker;
•    Special execution capabilities;
•    Clearance;
•    Settlement;
•    Reputation;
•    On-line pricing;
•    Block trading and block positioning capabilities;
•    Willingness to execute related or unrelated difficult transactions in the future;
•    Order of call;
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•    Online access to computerized data regarding client accounts;
•    Custodial (and other) services provided by such brokers and/or dealers that may potentially enhance the Adviser's general portfolio management capabilities;
•Performance measurement data;
•    Financing terms;
•    The quality, comprehensiveness and frequency of available research and related services considered to be of value;
•    Provision of the opportunity to participate in capital introduction events sponsored by the broker-dealer; and
•    Commission-sharing agreements that are in effect at the time of the transaction.

The Adviser will also take into consideration, among other quantitative factors:

•    Price;
•    Cost of transaction;
•    Speed of execution;
•    Likelihood of execution and/or settlement;
•    Size and complexity of the order;
•    Characteristics and nature of the orders; and
•    Applicable credit rating of the investment.

The Adviser is not required to weigh any of these factors equally.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Adviser determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Adviser may select brokers or dealers that also provide brokerage, research and other services to other accounts over which the Adviser exercises investment discretion. Eligible research or brokerage services through which portfolio transaction are executed may include research reports on particular industries and companies, economic surveys and analyses, recommendations as to specific securities, online quotations, news services, financial publications and other products and services (e.g., software applications for market quotes and news and databases providing investment and industry data) providing lawful and appropriate assistance to the Portfolio Manager and designees in the performance of investment decision-making responsibilities on behalf of the Fund. Some of the services received as a result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund. For the fiscal year ended March 31, 2024, the Fund paid brokerage commissions of $1,531.50.

Affiliated Party Transactions

The Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may (in accordance with applicable rules under the 1940 Act) transact with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members, managing general partners or common control. These transactions would be effected in circumstances pursuant to policies adopted by the Board of Trustees pursuant to Rule 17a-7 under the 1940 Act, in which the Adviser has determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument on the same day.

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If the Adviser places Fund trades through an affiliated broker (if any), the trades will be executed under a policy adopted by the Board of Trustees pursuant to Section 17(e) of and Rule 17(e)(1) under the 1940 Act, which places limitations on the securities transactions effected through affiliates. The Board of Trustees reviews the Fund's policy with respect to brokerage from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified.

TAX STATUS

The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible tax ramifications. All shareholders should consult a qualified tax adviser regarding their investment in the Fund.

The Fund intends to qualify as a regulated investment company under Subchapter M of the Code, which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, the Fund should not be subject to federal income or excise tax on its net investment income or net capital gain, which are distributed to shareholders in accordance with applicable timing requirements. Net investment income and net capital gain of the Fund will be computed in accordance with Section 852 of the Code. Net investment income is made up of dividends and interest less expenses. Net capital gain for a fiscal year is computed by taking into account any capital loss carryforward of the Fund.

Because the Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code, it should not be required to pay any federal income or excise taxes. Distributions of net investment income will be made quarterly and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash.

To be treated as a regulated investment company under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income (the "Income Test") from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund's assets is represented by cash, U.S. government securities and securities of other regulated investment companies, and other securities (for purposes of this calculation, generally limited in respect of any one issuer to an amount not greater than 5% of the market value of the Fund's assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other regulated investment companies) any one issuer, two or more issuers that the Fund controls and that are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

Some of the income and fees that the Fund will recognize may not satisfy the Income Test. In order to ensure that such income and fees do not disqualify the Fund as a regulated investment company for a failure to satisfy such test, the Fund may be required to recognize such income and fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Any such corporation will be required to pay U.S. corporate income tax on its earnings, which ultimately will reduce the Fund's return on such income and fees.

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If the Fund fails to qualify as a regulated investment company under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund's net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund's net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a formula prescribed in Section 4982 of the Code. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Fund's ordinary income for the calendar year and at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses) realized during the one-year period ending October 31 during such year plus 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund expects to time its distributions so as to avoid liability for this tax.

The following discussion of tax consequences is for the general information of shareholders that are subject to tax. Shareholders that are IRAs or other qualified retirement plans are exempt from income taxation under the Code.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

Distributions of net capital gain ("capital gain dividends") generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

A shareholder's redemption of Fund shares will result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder's tax basis in such Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.

The repurchase of the Fund's shares may result in a taxable gain or loss to a tendering shareholder. Different tax consequences may apply to tendering and non-tendering shareholders in connection with a repurchase offer. For example, if a shareholder does not tender all of his, her or its shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes, and may instead constitute a distribution subject to evaluation as a deemed dividend. Alternatively, a shareholder who tenders all of his, her or its shares (including shares deemed owned by such shareholder through application of the constructive ownership rules) will be treated as having sold the shares and generally will realize a capital gain or loss.

Distributions of taxable net investment income and net capital gain will be taxable as described above, whether received in additional cash or shares. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date. If a shareholder purchases additional shares at a discount to fair market value, the shareholder will be treated for tax purposes as having received an additional distribution equal to the amount of the purchase price discount.

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All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his, her or its federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements. Investing in municipal bonds and other tax-exempt securities is not a principal investment strategy of the Fund. Nonetheless, to the extent the Fund invests in municipal bonds that are not exempt from the alternative minimum tax, some shareholders may be subject to the alternative minimum tax. Investors should consult their tax advisers for more information.

Under the Code, the Fund will be required to report to the Internal Revenue Service ("IRS") all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a regulated investment company may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the Fund with their taxpayer identification numbers and with required certifications regarding their status under federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect tax identification number or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gains distributions received from the Fund and net gains from redemptions or other taxable dispositions of the Fund's shares) of U.S. individuals, estates and trusts to the extent that such person's "modified adjusted gross income" (in the case of an individual) or "adjusted gross income" (in the case of an estate or trust) exceeds certain threshold amounts.

The Fund is required to report to each shareholder and to the IRS cost basis information for covered shares of the Fund acquired on or after January 1, 2012 and sold or redeemed after that date. This information includes the adjusted cost basis of the shares and whether the gain or loss is long term or short term. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

Options, Futures, Forward Contracts and Swap Agreements

The Fund's transactions, if any, in options, futures contracts, hedging transactions, forward contracts, straddles and foreign currencies, if any, will be subject to special tax rules (including mark-to-market, constructive sale, straddle, wash sale and short sale rules), the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund's securities, convert long-term capital gains into short-term capital gains and convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to shareholders.

Certain of the Fund's hedging activities (including transactions in foreign currencies or foreign currency-denominated instruments), if any, are likely to produce a difference between its book income and its taxable income. If the Fund's book income exceeds its taxable income, any distribution of such excess book income will be treated as (i) a dividend to the extent of the Fund's remaining earnings and profits (including earnings and profits arising from tax-exempt income), (ii) thereafter, as a return of capital to the extent of the recipient's basis in the shares, and (iii) thereafter, as gain from the sale or exchange of a capital asset. If the Fund's book income is less than its taxable income, the Fund could be required to make distributions exceeding book income to qualify as a regulated investment company that is accorded special tax treatment.
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Investments in Other Regulated Investment Companies

The Fund may invest in business development companies, ETFs, mutual funds and other entities that seek to qualify as regulated investment companies under Subchapter M of the Code. To qualify and remain eligible for the special tax treatment accorded to regulated investment companies and their shareholders under the Code, each such entity must meet certain source-of-income, asset diversification and annual distribution requirements. If such an entity fails to qualify as a regulated investment company, such entity would generally be liable for federal, and possibly state, corporate taxes on its taxable income and gains. Such failure could substantially reduce the entity's net assets and the amount of income available for distribution to the Fund, which would in turn decrease the total return of the Fund in respect of such investment.

Phantom Income

Certain of the Fund's investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the Fund expects to invest in loans and other debt obligations that will be treated as having "market discount" and/or original issue discount for U.S. federal income tax purposes and, as described above, the Fund may invest in CLOs that are treated as PFICs or controlled foreign corporations. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to regulated investment companies and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, borrow, raise additional equity capital, make taxable distributions of its shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes net capital gains from such liquidation transactions, its shareholders may receive larger capital gain distributions than they would in the absence of such transactions.

Uncertain Tax Treatment

The Fund may invest a portion of its net assets in "below investment grade" or "junk" instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, in order to seek to ensure that it distributes sufficient income to ensure that it does not become subject to U.S. federal income or excise tax.

OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

Advertising

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The Fund, or any underwriter for the Fund, must comply with the provisions of Section 24(b) of the 1940 Act and the rules thereunder (as if the Fund were an open-end company) and file, if necessary, with FINRA or the SEC any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.

Administrator and Accounting Agent

U.S. Bank Global Fund Services, 615 East Michigan Street, 3rd Floor, Milwaukee, WI 53202 (the "Administrator"), serves as the Fund's administrator and fund accountant pursuant to a fund administration servicing agreement ("Administration Agreement"). For its services as administrator and accounting agent, the Fund pays the Administrator the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses. The same entity provides accounting services.

Transfer Agent

U.S. Bank Global Fund Services, 615 East Michigan Street, 3rd Floor, Milwaukee, WI 53202, serves as Transfer Agent to the Fund.

Legal Counsel

Thompson Hine LLP, 41 South High Street, Suite 1700, Columbus, OH 43215, acts as legal counsel to the Fund.

Custodian

U.S. Bank, National Association (the "Custodian"), with a principal place of business at 1555 N. RiverCenter Drive, Suite 302, Milwaukee, WI 53212, serves as custodian for the securities and cash of the Fund's portfolio.  Under a Custody Agreement, the Custodian holds the Fund's assets in safekeeping and keeps all necessary records and documents relating to its duties.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cohen & Company, Ltd. (“Cohen”), with offices located at 1350 Euclid Avenue, Suite 800, Cleveland, OH 44115, is the Fund's independent registered public accounting firm.  Cohen provides services including the audit of annual financial statements, and other tax, audit and related services for the Fund.

FINANCIAL STATEMENTS

The Financial Statements and independent registered public accounting firm’s report thereon contained in the Fund’s annual report dated March 31, 2024, are incorporated by reference in this Statement of Additional Information. The Fund’s annual report is available upon request, without charge, by calling the
Fund toll-free at 1-800-632-4027.
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APPENDIX A - PROXY VOTING POLICY

Liquid Strategies, LLC
Proxy Voting Policies and Procedures

Purpose

Fiduciary obligations of prudence and loyalty require an investment adviser with proxy voting responsibility to vote proxies on issues that affect the value of the client's investment.

Rule 206(4)-6 under the Advisers Act requires every investment adviser who exercises voting authority with respect to client securities to adopt and implement written policies and procedures, reasonably designed to ensure that the adviser votes proxies in the best interest of its Clients.

Policy

It is the policy of the Firm to vote proxies in the interest of maximizing value for the Firm's Clients.

Procedures

The Firm assumes voting responsibility for all Client accounts unless explicitly noted otherwise in the Client's advisory agreement. Per the fundamental strategy of the firm, the Adviser will only be invested in a small number of individual securities, primarily in the form of other Exchange Traded Funds (ETFs). The Adviser shall vote Client proxies in a way that it believes will cause securities to increase the most, or decline the least, in value in order to maximize shareholder value. Consideration will be given to both the short- and long-term implications of the proposal to be voted on. The Adviser does not use a third party to vote proxies unless specific circumstances warrant its use.

Preparation of the Form N-PX shall be completed and filed with the SEC annually as required. The Form N-PX is required to be completed by investment companies to disclose their procedures for voting proxies and provide details on how the funds proxies were voted.

The Investment Team is responsible for monitoring proxy voting decisions for any conflicts of interests, regardless of whether they are actual or perceived. In addition, all Supervised Persons are expected to perform their tasks relating to the voting of Proxies in accordance with the principles set forth above, according the first priority to the economic interests of the Firm's Clients. If at any time a Supervised Person becomes aware of any potential or actual conflict of interest or perceived conflict of interest regarding the voting policies and procedures described herein or a particular vote on behalf of any Client, he or she should contact any member of the Investment Team or the Firm's CCO. If any Supervised Person is pressured or lobbied either from within or outside of the Firm with respect to a particular voting decision, he or she should contact any member of the Investment Team or the Firm's CCO. The Investment Team will use its best judgment to address any such conflict of interest and ensure that it is resolved in the best interest of the Clients. The Investment Team may cause any of the following actions to be taken in that regard:

If the issue is specifically addressed in these policies and procedures, the Firm will vote in accordance with these policies. In a situation where the issue is not specifically addressed in these policies and procedures and an apparent or actual conflict exists, the Firm shall either: i) delegate the voting decision to an independent third party; ii) inform clients of the conflict of interest and obtain advance consent of a majority of such clients for a particular voting decision; or iii) obtain approval of a voting decision from the Company's CCO, who will be responsible for documenting the rationale for the decision made and voted.

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Responsibility

The Investment Team and the CCO are responsible for the Proxy Policy as well as preparation and filing of the Form N-PX.
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PART C. OTHER INFORMATION

Item 25.	Financial Statements and Exhibits.

1.	Financial Statements:

Part A: The financial highlights of the Niagara Income Opportunities Fund (the “Registrant”) for the fiscal year ended March 31, 2024, are included in Part A of this registration statement in the section entitled “Financial Highlights.”

Part B: The Registrant’s audited Financial Statements and the notes thereto in the Registrant’s Annual Report to the Shareholders for the fiscal year ended March 31, 2024, filed electronically with the Securities and Exchange Commission (the “SEC”) pursuant to Section 30(b)(2) of the Investment Company Act of 1940, as amended (the “1940 Act”), are incorporated by reference into Part B of this registration statement.

2.	Exhibits:

(a) (1) Certificate of Trust[1]

	(2)	Agreement and Declaration of Trust[1]

(b)	Bylaws[1]

(c)	None.

(d)	See Item 25(2)(a)(2) and Item 25(2)(b).

(e)	None.

(f)	None.

(g)	(1)	Investment Advisory Agreement between the Registrant and Liquid Strategies, LLC (the "Adviser")[2]

	(2)	Expense Limitation Agreement between the Registrant and the Adviser[3]

(h)	(1)	Distribution Agreement between the Registrant and Foreside Fund Services, LLC (the "Distributor")[2]

	(2)	Form of Selling Agreement[2]

(i)	None.

(j)	Custody Agreement between the Registrant and US Bank, National Association[2]

(k)	(1) Fund Transfer Agent Agreement between Registrant and U.S. Bank Global Fund Services[2]

(2) Fund Administration Servicing Agreement between Registrant and U.S. Bank Global Fund Services[2]

(3) Fund Accounting Servicing Agreement between Registrant and U.S. Bank Global Fund Services[2]

(l)	(1) Opinion and Consent of Thompson Hine LLP[2]

(2) Consent of Thompson Hine LLP[3]

(m)	Not Applicable.

(n)	Consent of Independent Registered Public Accounting Firm[3]

(o)	None.

(p)	Initial Capital Agreement[2]

(q)	Not Applicable.

(r)	(1) Code of Ethics of the Registrant[2]

(2) Code of Ethics of the Adviser[2]

Other	Powers of Attorney[2]

[1]	Incorporated by reference as an exhibit to the Registrant's Registration Statement filed on September 26, 2023.
[2]	Incorporated by reference as an exhibit to the Pre-Effective Amendment to the Registrant's Registration Statement filed on December 22, 2023.
[3]	Filed herewith.

Item 26.	Marketing Arrangements: None.

Item 27.	Other Expenses of Issuance and Distribution: Not Applicable.

Item 28.	Persons Controlled by or Under Common Control with Registrant: None.

Item 29.	Number of Holders of Securities as of July 1, 2024:

Title of Class	Number of Record Holders
Shares of Beneficial Interest	4

Item 30.	Indemnification:
Reference is made to Article VIII, Section 2 of the Registrant's Agreement and Declaration of Trust (the "Declaration of Trust"), incorporated by reference as Exhibit (a)(2) hereto; to Section 7.A and 7.D of the Distribution Agreement, incorporated by reference as Exhibit (h)(1) hereto; to Section 7.A of the Fund Transfer Agent Servicing Agreement, incorporated by reference as Exhibit (k)(1); Section 6.B of the Fund Administration Servicing Agreement, incorporated by reference as Exhibit (k)(2); Section 9.A of the Fund Accounting Servicing Agreement, incorporated by reference as Exhibit (k)(3); and Section 10.02 of the Custody Agreement, incorporated by reference as Exhibit (j)(1)). The Registrant hereby undertakes that it will comply the indemnification provisions of the preceding agreements in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the "SEC") under the 1940 Act, so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect.

The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "1933 Act"), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of the Investment Adviser:
Liquid Strategies, LLC, a Delaware limited liability company (the "Adviser"), serves as the investment adviser to the Registrant. Other than the services provided to the Registrant in such capacity and as disclosed in the Adviser's Form ADV (SEC No. 801-79222), which is hereby incorporated by reference, the Adviser has not engaged in any other business, profession, vocation, or employment of a substantial nature (each such activity, an "Outside Business") over the past two fiscal years.

All individual managing members, executive officers and members of the Adviser with any additional outside business in which a managing member, executive officer or member of the Adviser is or has been, at any time during the last two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee, is disclosed below:

Name	Company/Address/Role
G. Bradley Ball	Bison Holdings, LLC (a holding company for registered investment advisers) 3550 Lenox Road NE, Suite 2550, Atlanta, GA 30326 CEO
Peter F. Welch	Bison Holdings, LLC (a holding company for registered investment advisers) 3550 Lenox Road NE, Suite 2550, Atlanta, GA 30326 CFO
Justin C. Boller	Bison Holdings, LLC (a holding company for registered investment advisers) 3550 Lenox Road NE, Suite 2550, Atlanta, GA 30326 Chief Investment Officer and Managing Director

Item 32.	Location of Accounts and Records:
U.S. Bank Global Fund Services, the Fund's administrator, maintains certain required accounting related and financial books and records of the Registrant at 615 East Michigan Street, 3rd Floor, Milwaukee, WI 53202; the Transfer Agent, maintains certain required accounting related and financial books and records of the Registrant at 615 East Michigan Street, 3rd Floor, Milwaukee, WI 53202. U.S. Bank, National Association, the Fund's custodian, maintains certain required accounting related and financial books and records of the Registrant at 1555 N. RiverCenter Drive, Suite 302, Milwaukee, WI

53212. The other required books and records are maintained by the Adviser at 3550 Lenox Road NE, Suite 2550, Atlanta, GA 30326.

Item 33.	Management Services: Not Applicable.

Item 34.
Undertakings:

1. Not Applicable.

2. Not Applicable.

3. The Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended ("Securities Act");

(2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is relying on Rule 430B [17 CFR 230.430B]:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(3) the portion of any advertisement pursuant to Rule 482 [17 CFR 230.482] under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4. Not applicable.

5. Not applicable.

6. Not applicable.

7. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets the requirements for effectiveness of this Registration Statement under Rule 486(b) under the Securities Act and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on the 29th day of July 2023.

NIAGARA INCOME OPPORTUNITIES FUND

By:	/s/ Adam C. Stewart
Adam C. Stewart
Trustee
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Adam C. Stewart*	President, Chief Executive Officer, Principal Executive Officer, and Trustee	July 29, 2024
Kathryn Bruckert*	Treasurer, Chief Financial Officer, Principal Financial Officer, Chief Accounting Officer, and Principal Accounting Office	July 29, 2024
Todd E. Dawes*	Trustee	July 29, 2024
Louis J Douglass, IV*	Trustee	July 29, 2024
Jeffrey G. Evans*	Trustee	July 29, 2024

* By: /s/ JoAnn M. Strasser
JoAnn M. Strasser
Attorney-in-Fact – Pursuant to Powers of Attorney (incorporated by reference to previous filing)

EXHIBITS

(g)(2)	Expense Limitation Agreement
(l)(2)	Consent of Thompson Hine LLP
(n)	Consent of Independent Registered Public Accounting Firm